FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item
1.	Translation of Notice of the Special Class B Shareholders’ Meeting and Shareholders’ Meeting.

2.	Translation of a letter from the president.

3.	Translation of a letter to CONASEV, dated March 1, 2005, regarding the Special Class B Shareholders’ Meeting and the Mandatory Annual Shareholders’ Meeting.

4.	Translation of Independent Auditors’ Report: Financial Statements for years ended December 31, 2004 and 2003 for Telefónica del Perú S.A.A.

5.	Translation of the minutes of the Mandatory Annual Shareholders’ Meeting.

6.	Translation of the Liability Statement, dated February 25, 2005.

7.	Translation of the Independent Auditors’ Report: Financial Statements for years ended December 31, 2004 and 2003 for Telefónica del Perú S.A.A. and Subsidiaries.

Item 1

TELEFONICA DEL PERU S.A.A.

NOTICE OF THE SPECIAL CLASS B SHAREHOLDERS’ MEETING AND SHAREHOLDERS’

MEETING

Pursuant to the provisions set forth in the Company Bylaws and in the General Corporations’ Law, a Special Class B Shareholders’ Meeting and a Shareholders’ Meeting is hereby called to be held, on first summons, on March 28, 2005, at 8:40 and 9:00 hours, respectively at Enrique Villar, block 2 s/n, Santa Beatriz, Lima.

PURPOSE OF THE MEETING

SPECIAL CLASS B SHAREHOLDERS’ MEETING

•	Removal and election of alternate directors on behalf of the Class B shareholders.

SHAREHOLDERS’	MEETING

•	Approve the corporate management and economic results of financial year 2004.

•	Approval of a share capital reduction program and amendment of Article 5 of the Company Bylaws.

•	Modification of dividend payment policy

•	Application of profits.

•	Annual compensation of directors.

•	Delegation of authority to the board of directors for the designation of external auditors for 2005.

ATTENDANCE

Those who have the status of class B shareholders at March 17, 2005 will be entitled to attend the Special Class B Shareholders’ Meeting. Those who appear as shareholders at the referred date will be entitled to attend the Shareholders’ Meeting.

By virtue of the provisions set forth in the company bylaws, the shareholders may be represented by another person, for which purpose they must issue a power of attorney in writing with their signature legalized before a notary public, especially for the Class B Special Shareholders’ Meeting and for the Shareholders’ Meeting, unless the power of attorney has been issued through a public deed. The powers of attorney must be registered with the Secretary of the Board, located at Avenida Arequipa 1155, sixth floor, Santa Beatriz, Lima, no less than twenty-four hours in advance of the time fixed to hold the meetings, without considering within such time frame the hours corresponding to non-working days.

The documentation relating to the business that will be transacted at the meeting shall be available to the shareholders of the Company at the Board of Directors Secretariat, located at Av. Arequipa 1155, 6th floor, Santa Beatriz, Lima.

Lima, February 28, 2004

The Board of Directors

Item 2

Letter from the Chairman of the Board

To the shareholders:

In my capacity as Chairman of the Board of Telefonica del Peru S.A.A., I am pleased to present to you the 2004 Annual Report.

In making a balance of 2004, besides the figures reported herein, we cannot leave unmentioned the difficulties experienced by our organization as well as its admirable capacity of response.

As the public is aware, in the year in reference Telefonica del Peru has faced a growing competitive and regulatory pressure, which has tested not only the capacity of the company’s management, but also the sustainability and value of the business.

In 2004, the country has shown healthy macroeconomic indicators; however, alike other companies, the company has been affected by the politization of the public agenda.

Within this context, Telefonica del Peru has continued betting on providing telecommunications services to facilitate contact between the population and productive sectors, in order to offer a better quality of life. Worth highlighting is that in spite of the above-mentioned difficulties, the company has been able to expand its services to some sectors, taking communications to those who need them.

It should be pointed out that the company could have made more and greater investments, as contemplated in the project entitled “Peru 2008: Prepared for the Information Society”. This project considered a fair balance between the rate reduction for clients and the expansion of services to those who still lack them; however, this balance was altered by the establishment of a productivity factor, which is by far the highest in the world: 10.07% per year, which has evidently entailed a substantial reduction the company’s investment capacity for the next few years.

Item 2

Business management

Our business strategy was successfully applied. This is evidenced by the growth in fixed telephony lines, which totaled 2.2 million lines in service. In 2004, over 400 thousand lines were sold, establishing a historical milestone.

Coupled with the above is a major growth in the marketing of internet access, since broad band lines exceeded 200 thousand, doubling the figure recorded last year. Public telephony and the rural plant also grew 12% and 13%, respectively.

Two technological developments worth noting occurred in this field: (i) the gradual migration of the rural plant to a satellite system, aimed at putting a brake on theft and vandalism of remote equipment, and (ii) the start-up of a pilot rural internet service named Ll@qtared or “people’s network”, which obtained the “Business Creativity” award.

In addition, the company began a deep commercial transformation, which entails an internal cultural change, in line with the concerns of the Telefonica Group addressed to achieve leadership based on the client’s trust. The program named “Commitment to the Client” comprises several activities aimed at placing the client in the center of attention, such as corrective measures and innovation, which have already produced the first results by notoriously increasing the clients’ satisfaction.

Results

The company’s revenues of the year in reference stood at S/. 3.459 billion, 4.3% less than in 2003, due to the smaller revenues from local telephony, long-distance and public and rural telephony, which could not be offset by the better results obtained in other businesses.

Item 2

It is worth highlighting that revenues from local telephony dropped 7.6% as a result of the application of the productivity factor fixed by OSIPTEL, as well as by the new conditions for use that regulate the business. The results were also affected by the growth of limited consumption and pre-paid lines. On the other hand, long-distance revenues dropped 15.7% due to the increased competition on the market.

Operating expenses decreased 11% in respect of the previous year, reaching S/. 2.610 billion. It is worth highlighting that personnel expenses experienced a 9.% reduction during the same year.

The EBITDA totaled S/. 1.870 billion, which entailed a 7.7% increase in respect of the previous year. This evidences the huge internal effort made to control expenses and offset the smaller revenues largely resulting from an increased rate reduction ordered by the regulatory body starting in September 2004.

Operating profits amounted to S/. 849 million, representing a 24% improvement in respect of the previous year, attributable to less management fee expenses, depreciation and amortization, provisions and personnel expenses. On the other hand, in 2004 non-operating losses dropped from S/.401 million to S/. 319 million. Thus, the net result shifted from S/. 23 million to S/. 51 million in 2004.

In the corporate aspect and in order to concentrate trading in the Lima Stock Exchange, the company delisted the American Depositary Shares (ADS) corresponding to class B shares from the New York Stock Exchange (NYSE).

Outlook

2005 appears as a year with diverse risks and uncertainties. The company’s operations and profitability were affected in 2004 by political and regulatory decisions, the consequences of which will prevail throughout 2005. Telefonica del Peru will use all resources available to it in order to address these consequences. The bridge towards the client has been laid and the company will continue with its efforts to improve the quality of its services as well as the relationship with its clients.

Item 2

Finally, I wish to thank the shareholders and the clients for the trust placed on our company, as well as the financial community which has always supported us. I would like to express my special gratitude to all the people who work in Telefonica del Peru for their valuable contribution to address the challenges imposed upon us, enabling us to overcome them.

Antonio Carlos Valente Da Silva

Chairman of the Board of Telefónica del Perú S.A.A.

Lima, February 25, 2005.

Item 3

Lima, March 1, 2005

Messrs.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Lima.-

Ref.-Important Events

Gentlemen:

In compliance with Article 28 of the Stock Market Law and CONASEV Resolution No. N° 107-2002-EF/94.10 Telefónica del Perú S.A.A. hereby advises you that a Special Class B Shareholders’ Meeting and the Mandatory Annual Shareholder’s Meerign have been summoned to be held on March 28, 2005, at 8:40 and 9:00 hours, respectively at Enrique Villar, block 2 s/n, Santa Beatriz, Lima.

The purpose of the meeting is:

SPECIAL CLASS B SHAREHOLDERS’ MEETING

•	Removal and election of alternate directors on behalf of the Class B shareholders.

SHAREHOLDERS’ MEETING

•	Approval of the corporate management and economic results of financial year 2004.

•	Approval of a share capital reduction program and amendment of Article 5 of the Company Bylaws.

•	Modification of dividend payment policy

Item 3

•	Application of profits.

•	Annual compensation of directors.

•	Delegation of authority to the board of directors for the designation of external auditors for 2005.

In compliance with the Regulations on Important Events, Reserved Information and Other Communications, please find enclosed herewith the files containing the following information, which are available to the shareholders at the Board of Directors Secretariat:

•	Notice of the meeting to be published in the next few days in “El Peruano” and in another daily of heavy circulation in Lima.

•	Motions.

•	Individual audited financial statements of the Company at December 31, 2004, which include the opinion signed by the responsible partner of the external auditor.

•	Annual Report of the Company, which includes the consolidated audited financial statements at December 31, 2004 as well as the opinion signed by the responsible partner of the external auditor.

•	Liability Statement of the Annual Report, with scanned signature.

•	Letter from the Chairman to the Shareholders, which forms part of the Annual Report, with scanned signature.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

Item 4

Telefónica del Perú S.A.A.

Independent Auditors’ Report

Financial statements

Years ended December 31, 2004 and 2003

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Telefónica del Perú S.A.A.

We have audited the accompanying balance sheets of Telefónica del Perú S.A.A. (a telecommunications company established in Peru, subsidiary of Telefónica, S.A. from Spain,) and Subsidiaries at December 31, 2004 and 2003, and the related profit and loss, changes in shareholders’ equity, and cash flow statements for the years then ended on those dates. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above-referred financial statements, which have been prepared for the purposes set forth in the following paragraph, present fairly, in all material respects, the financial position of the Telefonica del Peru S.A.A. at December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in keeping with accounting principles generally accepted in Peru.

The individual financial statements of Telefonica del Peru S.A.A. have been prepared in compliance with the legal requirements in force in Peru on the presentation of financial information and reflect the investments in its subsidiaries at the value of the equity interest at December 2004 and 2003 and not on a consolidated basis. These financial statements must be read together with the consolidated financial statements of the Company and its subsidiaries, which are submitted separately, and in respect of which we issued our opinion on February 8, 2005.

Countersigned by:

/s/ Eduardo Gris Percovich (Partner)
Eduardo Gris Percovich
CPC Register No.12159
February 8, 2005

2

TELEFÓNICA DEL PERÚ S.A.A

BALANCE SHEET

AT DECEMBER 2004 and 2003

In constant currency

	Note	2004	2003
		S/.000	S/.000
ASSETS

CURRENT ASSETS
Cash and banks	6	14,481	52,168
Trust Fund	7	37,325	48,622
Commercial accounts receivable, net	8	495,583	592,912
Accounts receivable from related companies	20	157,250	370,803
Other accounts receivable, net	9	48,428	104,091
Materials and supplies		33,099	28,004
Taxes and expenses paid in advance	10	21,449	48,709
Investments	11	95,205	84,527

Total current assets		902,820	1,329,836

NON-CURRENT ASSETS

Investments, net	11	349,714	138,606
Property, plant and equipment, net	12	5,573,411	6,260,968
Intangibles and other assets, net	13	220,559	233,276

Total non-current assets		6,143,684	6,632,850

TOTAL ASSETS		7,046,504	7,962,686

	Note	2004	2003
		S/.000	S/.000
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank overdrafts and loans	14	206,847	171,625
Commercial accounts payable	15	445,772	441,886
Accounts payable to related companies	20	63,104	280,546
Other accounts payable	16	1,004,912	765,371

Commercial papers	17	95,000	765,371
Current portion of bonds	18	398,496	27,541
Current portion of long term debt	19	90,211	89,702

Total current liabilities		2,304,342	2,041,925

NON-CURRENT LIABILITIES

Bonds	18	582,522	952,724
Long-term debts	19	335,144	329,736
Security deposits		102,475	109,333
Deferred income tax and workers’ profit sharing	28	989,707	1,062,830

Total non-current liabilities		2,009,848	2,454,623

TOTAL LIABILITIES		4,314,190	4,496,548

SHAREHOLDERS’ EQUITY	21
Share Capital		2,333,190	3,098,199
Legal Reserve		372,365	369,957
Cumulative Results		26,759	(2,018)

TOTAL SHAREHOLDERS’ EQUITY		2,732,314	3,466,138

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,046,504	7,962,686

See notes to the financial statements.

3

TELEFÓNICA DEL PERÚ S.A.A.

PROFIT AND LOSS STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

In constant currency

	Note		2004	2003
			S/.000	S/.000
OPERATING REVENUES:
Fixed local telephony			1,488,189	1,611,280
International long-distance telephony			109,367	173,801
National long-distance telephony			209,042	204,062
Public and rural telephony			680,709	160,435
Interconnection with other operators			150,603	160,435
Company communications			311,699	238,253
Others			211,807	176,627

TOTAL OPERATING REVENUES			3,161,416	3,303,634

OPERATING EXPENSES:
General and Administrative	23		751,037	862,557
Personnel	24		329,821	366,161
Depreciation	12	(a)	884,277	901,724
Amortization	13	(a)	82,034	134,227
Fee for technical capacity transfer and shareholders’ management	25		157,843	309,905
Materials and Supplies			67,356	309,905
Services provided by Shared Service Center			78,505	87,509
Asset impairment provision			27,073	—
Capitalization of expenses for the construction of telephone plant	4	(h)	(38,293)	(47,311)

TOTAL OPERATING EXPENSES			2,339,653	2,675,307

OPERATING PROFIT			821,763	628,327

(Continued)

4

TELEFÓNICA DEL PERÚ S.A.A.

PROFIT AND LOSS STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

In constant currency

(Continued)

	Note		2004	2003
			S/.000	S/.000
OTHER REVENUES (EXPENSES):
Revenue from interest	26		22,534	33,503
Expenses from interest	26		(124,338)	(147,074)
Result of investment in subsidiaries			56,906	35,670
Other expenses, net	27		(307,410)	(296,891)

Total			(352,308)	(374,792)

Result for exposure to inflation			83,324	7,188

PROFIT BEFORE WORKERS’ PROFIT SHARING AND INCOME TAX			552,779	260,723

Workers’ profit sharing	28	(a)	(135,388)	(63,955)
Income tax	28	(a)	(364,361)	(172,678)

NET PROFIT			53,030	24,090

			S/.	S/.
PROFIT PER BASIC AND DILUTED SHARE	29		0.031	0.014

See notes to the financial statements.

5

TELEFÓNICA DEL PERÚ S.A.A

STATEMENT OF CHANGES IN THE SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED ON DECEMBER 31, 2004 AND 2003

In constant currency

	Note		Number of shares	Share Capital	Legal Reserve	Withheld Results	Total
				S/.000	S/.000	S/.000	S/.000
Balance at January 1, 2003			1,721,964,417	3,098,199	366,572	176,977	3,641,748
Transfer			—	—	3,385	(3,383)	—
Declared Dividends			—	—	—	(174,076)	(174,076)
Amortization of cumulative deferred tax	28	(c)	—	—	—	(25,624)	(25,624)
Net profit			—	—	—	24,090	24,090

Balance at December 31, 2003			1,721,964,417	3,098,199	369,957	(2,018)	3,466,138

Amortization of cumulative deferred tax	28	(c)	—	—	—	(21,845)	(21,845)
Treasury shares	21	(b)	—	(21,896)	—	—	(21,896)
Share capital reduction	21	(a)	—	(743,113)	—	—	(743,113)
Transfer			—	—	2,408	(2,408)	—
Net profit			—	—	—	53,030	53,030

Balance at December 31, 2004			1,721,964,417	2,333,190	372,365	26,759	2,732,314

See notes to the financial statements.

6

Item 4

TELEFÓNICA DEL PERÚ S.A.A

CASH FLOW STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

In constant currency

	2004	2003
	S/.000	S/.000
OPERATING ACTIVITIES
Collection from clients and others	2,946,435	3,080,136
Other cash collections related to the business	143,981	—
Less:
Payments to suppliers of goods and services	(906,108)	(842,851)
Payment of salaries and social benefits	(328,649)	(348,723)
Payment of taxes	(390,324)	(367,149)
Payments for interest	(85,584)	(110,846)
Other payments in cash related to the business	(168,982)	(188,964)

Cash from operating activities	1,210,769	1,22,603

INVESTMENT ACTIVITIES
Sale of property, plant and equipment	21,448	18,532
Purchase of property, plant and equipment	(483,924)	(439,951)
Disposal of investments and other assets, net	24,536	61,652
Dividends	15,096	—
Purchase of permanent investments	(12,725)	—

Cash used in investment activities	(435,569)	(359,767)

FINANCING ACTIVITIES:

Bank loans and bank overdrafts, net	12,660	(324,709)
Increase (decrease) net of long term debts	66,230	(508,044)
Settlement of commercial papers, net	(158,093)	(63,083)
Bond issue, net	33,745	198,745
Dividend advances and payments	(360)	(169,602)
Repurchase of shares of own issue	(21,896)	—
Other cash payments related to the activity, net	(743,113)	—

Cash used in financing activities	(810,827)	(866,693)

Loss due to exposure to inflation attributable to cash	(2,060)	(1,096)

CASH REDUCTION	(37,687)	(5,953)
Cash balance at the start of the year	52,168	58,121

Cash balance at the end of the year	14,481	52,168

(Continues)

7

TELEFÓNICA DEL PERÚ S.A.A

CASH FLOW STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

In constant currency

	2004	2003
	S/.000	S/.000
RECONCILIATION OF NET PROFIT WITH CASH FROM OPERATING ACTIVITIES
Net profit	53,030	24,090
Plus (minus) – Entries that do not represent cash revenues or disbursements
Depreciation and amortization	966,311	1,035,951
Deferred income tax and workers’ profit sharing	(43,618)	(47,992)
Provision for doubtful accounts	101,585	227,923
Result of exposure to inflation	(83,324)	(7,188)
Miscellaneous provisions	222,076	192,792
Effect due to investment in subsidiaries	(56,906)	(35,670)
Provision for impairment of investments	—	17,858
Provision for impairment of property plant and equipment, software and spare parts	27,073	—
Profit from sale of property, plant and equipment	(9,876)	(5,945)
(Profit) loss in sale of permanent investments	(211)	1,000
Revenue from valuation of investment shares available for sale	(36,295)	—
Others, net	(20,658)	14,657
Charges and deposits for net changes in current asset and liability accounts:
Increase in commercial accounts receivable, receivables from related companies an other accounts receivable	(119,009)	(223,772)
Decrease (increase) in materials and supplies	(14,317)	616
Decrease in expenses paid in advance	25,213	12,194
Increase (decrease) in commercial accounts payable to related companies and in other accounts payable	143,217	(93,470)

Cash from operating activities	1,210,769	1,221,603

See notes to the financial statements.

8

TELEFONICA DEL PERU S.A.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	ECONOMIC ACTIVITY

Telefónica del Perú S.A.A., hereinafter “the Company”, is a telecommunications corporation, subsidiary of Telefónica, S.A (a company incorporated in Spain), that provides fixed local telephony services, public telephony services, data transmission, and both domestic and international long-distance telephone services throughout Peru. The Company is the major telecommunications operator of Peru and its activities are supervised by OSIPTEL, the Supervisory Board for Private Telecommunications Investments.

The number of employees of the Company at December 31, 2004 and 2003 was 3,153 and 3,316, respectively. The Company’s address is Av. Arequipa 1155, Lima, Peru.

The financial statements at December 31, 2003 were approved at the Shareholders’ Meeting held on March 26, 2004. The financial statements for the year ended December 31, 2004 will be submitted for approval to the Shareholders’ Meeting to be held within the period established by law. In Management’s opinion, the accompanying financial statements will be approved by the Shareholders’ Meeting without significant changes.

The attached financial statements reflect the individual business of the Company, without including the effects of the consolidation with that of its subsidiaries, the main business of which is the provision of complementary telecommunications services. However, the Company separately prepares consolidated financial statements, which show the following audited balances at December 31, 2004 and 2003.

	2004	2003
	S/.000	S/.000
Current Assets	1,032,549	1,324,515
Current Liabilities	2,324,809	1,945,068
Property, plant and equipment, net	5,814,491	6,294,500
Total assets	7,081,378	7,861,602
Total liabilities	4,353,992	4,398,266
Shareholders’ equity	2,727,386	3,463,336
Total operating revenue	3,459,295	3,616,040
Operating profit	848,880	684,928
Net profit	50,904	23,021

9

2.	CONCESSION CONTRACT AND RATES

CONCESSION CONTRACT

The Company and the Peruvian State, represented by the Ministry of Transportation and Communications (MTC) have entered into Concession Contracts to provide: (i) Carrier and Local Telephony Services in Lima department and Callao Constitutional Province and (ii) Carrier, Local Telephony and National and International Long-distance Services in the Republic of Peru. These contracts have the nature of law and were approved by Supreme Decree No. 11-94-TCC, dated May 13, 1994; and subsequently amended by Supreme Decree No. 21-98-MTC dated August 4, 1998 and Ministerial Resolutions No. 272-99-MTC/15.03 and No.157-2001-MTC/15.03.

Taking into account the above-mentioned amendments, the Concession Contracts establish the following:

(a)	The services granted in concession to the Company are fixed local telephony, public telephony, local carrier service and both domestic and international long-distance carrier services, as well as telex and telegraphy services.

(b)	The concession term is twenty (20) years, which may be renewed gradually by the MTC at the Company’s request for periods of up to five (5) additional years to the concession term in each renewal. The renewal of the concessions may be requested by the Company to the MTC upon the expiration of each five (5)-year period counted from the effective date of the Concession Contracts, provided the total renewal period does not exceed twenty (20) years.

Through Ministerial Resolution No. 272-99-MTC/15.03 dated June 23, 1999, the Peruvian State granted the first gradual renewal of the concession term for an additional five (5)-year period, extending the concession term until 2019.

Pursuant to the Concession Contracts, in December 2003 the Company filed an application with the MTC for a second gradual renewal of the term for an additional five years. In June 2004, after receiving the evaluation report prepared by OSIPTEL and the comments from the interested parties, the MTC announced its preliminary decision of not granting the requested renewal. The Company timely and adequately filed its objections to the contents of the referred report. At the date of this report, the final decision of the MTC is pending.

(c)	Fixed local telephony services, and domestic and international long-distance carrier telephony services are subject to a capped rate system.

(d)	The Company is obliged to enter into interconnection agreements with other companies engaged in providing carrier and final services, as well as with those providing telecommunications carrier services. The resulting agreements must be submitted for the approval of the Supervisory Board for Private Telecommunications Investments, (OSIPTEL).

(e)	The Company is obliged to comply, among others, with quality and expansion goals in connection with fixed local and national and international long-distance telephony. At the date of preparation of the financial statements, the Peruvian State had recognized that all the goals assigned to the Company had been satisfactorily fulfilled.

10

Item 4

RATES

In March, 2003 the Company modified the rate plans offered, which was approved by OSIPTEL. In this way, the Company from offering only 4 plans it started to offer 11, through a combination of fixed monthly rate, minute or second pricing and free units, among others, offering a wide range of prices available according to the needs of each client.

As a result of the changes referred to in the foregoing paragraph, at December 31, 2003, there were about 550 thousand plan migrations, and sales of approximately 204 thousand new plans were made. In 2004, 130 thousand additional migrations occurred.

The rates charged for fixed telephony and long-distance service rates are adjusted on a quarterly basis, according to service baskets, in line with a price cap formula, established on the basis of the combination of the inflation and a productivity factor. Pursuant to the Concession Contracts, the value of the productivity factor must be revised every three years. The first productivity factor, effective between September 2001 and August 2004, was fixed by OSIPTEL at -6% per year.

During the first quarter of 2004 the productivity factor was revised by OSIPTEL. As a result of the corresponding process, the regulatory body fixed said factor at –10.07% per year for installation service charges, monthly rent and local calls; and at –7.80% per year for national and international long-distance services.

The Company filed a Reconsideration Appeal against OSIPTEL’s decision, requesting the regulatory body to revise the calculation of the productivity factor, reducing its value. The Company pointed out that by including in the Productivity Factor Calculation a variable referred to as economic operation surplus, it generated an overestimation of the referred value. Since the Appeal was overruled, the Company is entitled to resort to arbitration. To date, Company Management is evaluating the different actions that it could take.

3.	OPENING OF THE TELECOMMUNICATIONS MARKET TO COMPETITION

Supreme Decree No. 20-98-MTC approved the policy that outlines the opening of the telecommunications market to competition.

Through Board of Director’s Resolution No. 001-98-CD/OSIPTEL dated January 16, 1998, the Interconnection Regulations were approved in order to ensure the free and fair competition of operators in the telecommunications market, within the framework of the international commitments to which Peru is a party. The above Resolution was later complemented by several provisions, currently assembled in the Single Revised Text of Interconnection Rules, approved by Resolution No. 043-2003-CD/OSIPTEL. The Peruvian legislation provides that operators of public telecommunications services cannot not deny interconnection to other operators, outlines the principles of the interconnection and specifies the conditions for the signing of interconnection contracts as well as for the issuance of interconnection orders by the regulatory body in the absence of an agreement between the parties.

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The operators of networks or interconnected services will pay each other interconnection charges, which include the interconnection costs, contributions to the total costs of the local service provider, and a reasonable profit margin. OSIPTEL is legally authorized to fix capped charges through resolutions of a general nature. At December 31, 2004 and 2003, the Company is interconnected to 29 active operators.

The maximum average interconnection charge for the completion of calls in the local fixed network was US$0.01208 and per minute, priced by the second, at December 31, 2004 and 2003.

4.	MAIN ACCOUNTING PRINCIPLES AND PRACTICES

The main accounting principles and practices used by the Company are described below:

(a)	Basis of preparation and presentation

The accompanying financial statements were prepared based on the accounting records of the Company, which are carried at the nominal values of the transaction’s date and include the adjustment to reflect the effect of the changes in the Nation-wide Wholesale Price Index (IPM), applying the Methodology of Integral Adjustment of the Financial Statements for Inflation, approved by the Resolutions issued by the Accounting Standards Council (CNC) No. 002-90-EF/93.01 and No. 003-93-EF/93.01. The net result for exposure to inflation resulting from this adjustment is reflected in the profit and loss statement. According to the above-mentioned index, inflation was 4.9 percent in 2004 (2.0 percent in 2003).

The adjustment has been made in accordance with the methodology approved by the CNC. That is (a) non-monetary entries of the financial statements have been adjusted, (b) monetary entries and entries in foreign currency have not been adjusted because they are expressed in new soles with purchasing power at the date of the balance sheet, and (c) the result for exposure to inflation (REI) is included in the profit and loss statement.

The financial statements are prepared and presented in accordance with accounting principles generally accepted in Peru, which comprise the International Accounting Standards (IAS) and the statements of the Standing Interpretations Committee (SIC), authorized by the Accounting Standards Council (CNC). At December 31, 2003, the CNC has authorized IAS 1 to 41, and SIC 1 to 33, which are currently in force in Peru.

In April 2002, the International Account Standards Board (IASB) approved the publication of the introduction of the International Financing Reporting Standards (IFRS), which established that: whenever the term IFRS is used, it will include the standards and interpretations approved by the IASB, the international accounting standards (IAS) and the SIC interpretations issued by prior Entities. To date, the IASB is introducing certain modifications and issuing new versions of the IAS in replacement of those previously used; it is also issuing various IFRS. At an international level, the referred modifications and some revised versions of the IAS are in force, or will go into effect together with the IFRS starting in January 2005. These modifications, as well as the new standards issued, will be applicable in Peru when they are made official by the

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CNC. To date, Management considers that it is not possible to determine the effect that such changes could have on the Company’s financial statements, since the time of their approval is unknown.

In the preparation and presentation of the financial statements at December 31, 2004 and 2003, the Company has complied with the IAS and SIC in force in Peru that are applicable to it.

On the other hand, through Resolution No. 031-2004-EF/93.01 dated May 11, 2004 issued by the Accounting Standards Council, and Law No. 28394 dated November 22, 2002, the adjustment of financial statements due to inflation, both for accounting and tax purposes, has been suspended starting in financial year 2005. Both rules contemplate that the final balances adjusted by inflation at December 31, 2004, must be considered as initial historical balances starting on January 1, 2005.

The preparation of the financial statements requires Management to make estimates that could affect the amount of assets and liabilities reported, the disclosure of asset and liability contingencies at the date of the balance sheets, and the disclosure of important events included in the notes to the financial statements; as well as the amounts of revenues and expenses reported during the current period. Final outcomes could vary from those estimates. The most significant estimates included in the accompanying financial statements relate to the provision for doubtful accounts, depreciation of property, plant and equipment, provision for investment fluctuation, determination of the reasonable value of investments available for sale, provision for devaluation of fixed assets and intangibles, deferred assets and liabilities for income tax and workers’ profit sharing and the provision for miscellaneous accounts payable.

(b)	Assets and liabilities in foreign currency

Foreign currency assets and liabilities are stated in local currency at the exchange rate prevailing at the date of the balance sheet. The gains and losses related to transactions in foreign currency are recorded in the profit and loss statement.

(c)	Financial instruments

Financial assets and financial liabilities presented in the balance sheet mainly include cash and banks, negotiable securities (trust fund), commercial accounts receivable, accounts receivable from related companies, other accounts receivable, investments and all liabilities except for deferred income tax and workers’ profit sharing. The accounting principles on recognition and measurement of these entries are disclosed in the respective accounting policies described in this note.

Financial instruments are classified as liabilities or equity in accordance with the substance of the underlying contractual arrangement that originated them. Interest, dividends, gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments registered as equity are registered directly to equity. Financial instruments are offset when the Company has the legal right to offset them and Management intends to settle them either on a net basis or to realize the asset and settle the liability simultaneously.

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The Company has exposure to market risks resulting from changes in interest rates and exchange rates, and uses financial derivatives to partially mitigate these risks. When contracts are qualified as hedging, the accounting of the financial instruments is symmetric to the accounting of the hedged entries. Therefore, the changes in the fair value of the hedging are included in the profit and loss statement in the same period in which the gains and losses from the hedged entry are recognized.

On the other hand, the Company uses exchange rate forward contracts and foreign currency swaps to mitigate exposure to exchange risk. The forwards and swaps used are for hedging and macro-hedging. The forward gains and losses used for hedging purposes are recorded using an accrual criterion similar to that used in the recording of the result of the hedged transaction. In the case of derivatives used for macro-hedging, these are recorded at their estimated market value, with the gains and losses being recognized in the results for the period during which they are determined.

(d)	Negotiable Securities (Trust fund)

These are debt instruments of the United States of America Treasury that guarantee the securitization transaction explained in note 19 (b). They are stated at the lower of cost or market value. Adjustments resulting from the valuation of these investments are included in the profit and loss statement. Interest received from the negotiable securities is reported as financial income. On disposal of an investment, the difference between the net disposal proceeds and the cost is included in the item of financial income and expenses, as appropriate, in the profit and loss statement.

(e)	Commercial accounts receivable

Commercial account receivable are recorded as described in paragraph (m).

The provision for doubtful accounts is charged to income and is determined for the mass customers portfolio based upon the aging of the accounts receivables overdue in over four months as from the invoicing date; and on the basis of specific evaluations in the case of non-mass customers. The provision is recorded in the general expenses item of the profit and loss statement. In Management’s opinion, this procedure allows reasonably estimating the provision for doubtful accounts, considering the clients’ characteristics in Peru.

(f)	Materials and supplies

Materials and supplies are stated at the lower of cost or net realization value.

Cost is determined by using the average-cost method.

Materials and supplies in transit are recorded at their specific purchase cost.

The provision for impairment is determined considering an analysis of the turnover of materials and supplies, and is charged to results of the year when Management determines the need for said provision.

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(g)	Investments

Investments correspond to interest held in related companies and to interest held in international telecommunications organizations and other investments. Investments in subsidiaries are registered at their equity interest value. When the participation in the losses of the subsidiaries is higher than the registered value of the investment, the Company recognizes a liability for said amount, which is presented in the entry “Other accounts payable” of the balance sheet.

Investments in international telecommunications organizations are considered as investments available for sale and are registered at their reasonable value; in accordance with IAS 39 – Financial Instruments: Recognition and Measurement, recognized by the CNC and in force in Peru at December 31, 2004 and 2003, the gain or loss of a financial asset available for sale is registered in the results of the year in which it arose and is presented in the entry “Other income and expenses” of the profit and loss statement.

The other investments corresponding to non-consolidated interest held in related companies are registered at cost, less the provision for losses in the value estimated to be permanent.

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment of the value of these assets (see item (ñ)). Certain assets originally belonging to ENTEL Peru were revalued according to market values determined by independent experts at December 31, 1992. The higher value arising from this revaluation was credited to shareholders’ equity.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Years
Buildings and other constructions	33
Telephone plant	10, 15 and 20
Equipment	5 and 10
Vehicles	5
Furniture and fixtures	10

The useful life and the depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from entries of property, plant and equipment.

Disbursement occurring after a fixed asset has been put into use are capitalized as an additional cost of this asset when it is probable that such disbursement will result in future economic benefits higher than the normal performance originally evaluated for said asset. Disbursements for maintenance and repairs are recognized as an expense of the year in which they are incurred.

Payroll and management costs related to the construction of the telephone plant are capitalized as part of the cost of the related assets. Construction in progress represents telephone plant and assets for data transmission under construction and is registered at

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cost. This includes the cost of construction, plant and equipment and other direct costs; as well as the cost of important spare parts directly identified with specific assets. Construction in progress is not depreciated until the relevant assets are completed and placed in operational use.

(i)	Leasing

Leasing agreements are registered, by recording, at the beginning of the agreement, the assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, at the present value of the leasing installments. In calculating the present value of the leasing installments, which excludes the insurance cost, the discount factor used is the implicit interest rate in the leasing agreement. Initial direct costs are considered as part of the asset. Leasing payments are apportioned between the finance charge and the reduction of the liability. The finance charge is allocated to periods during the leasing term so as to produce a constant periodic interest rate on the remaining balance of the liability for each period.

Leasing gives rise to depreciation expenses for the asset as well as financing expenses for each accounting period. The depreciation policy for leased assets is consistent with that for other depreciable assets.

(j)	Intangible assets

Intangible assets are registered initially at cost. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the Company and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which is mainly 5 years. The amortization period and the amortization method are reviewed at the end of each year.

(k)	Goodwill

Represents the excess of acquisition cost of the subsidiary Telefónica Multimedia S.A.C. over the Company’s share in the fair value of the respective acquired net assets. Goodwill is carried at cost less accumulated amortization and accumulated impairment losses. Goodwill is amortized on a straight-line basis over a 10-year period.

(l)	Provisions

A provision is recognized only when the Company has a present obligation (legal) as a result of a past event and it is probable that resources may be required to pay settle the obligation and a reliable estimate may be made of the amount of the obligation. Provisions are reviewed each period and are adjusted to reflect the current best estimate then available at the date of the balance sheet.

When the effect of the value of money over time is important, the amount of the provision is the present value of the disbursements expected to be incurred to settle the obligation.

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Possible contingencies are not recognized in the financial statements. They are disclosed in notes to the financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

(m)	Revenues, costs and expenses recognition

Revenues for telephony services are recognized in the period in which the services are provided, as measured mainly by the minutes of traffic processed.

Fixed telephony and domestic and international long-distance services are recorded on a cyclical billing system. Services not billed from the closing day of the billing to the last day in the month, are included in the next cyclical billing and the corresponding estimate of income is recorded.

Revenues and costs from telephone line installation are recognized at the time the related contracts are signed; except for the “Popular Telephone” service, the installation revenues and costs of which are recognized over the contract term. Other income, costs and expenses are recognized as accrued independently of their realization, and are recorded in their corresponding periods.

(n)	Income tax and workers’ profit sharing

Income tax and workers’ profit sharing are determined in accordance with tax and legal provisions applicable in Peru. The income tax rate and worker’s profit sharing applicable to the Company is 30% and 10%, respectively. Additionally, deferred income tax and worker’s profit sharing are recognized using the balance sheet method. According to said method:

•	Deferred assets and liabilities are recognized in connection with the future tax effects of temporary differences, at the tax rate and workers’ profit sharing percentage, at which the Company expects to settle said taxes.

•	The deferred assets are reduced, if necessary, in the amount of those tax benefits which, according to available evidence, are estimated as not realizable.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset or liability that at some future date will be reversed, thereby resulting an income or expense for income tax and workers’ profit sharing.

Temporary differences are taxable or deductible when the related liability is settled or the related asset is recovered. A deferred tax liability or asset for income tax and workers’ profit sharing represents the amount of taxes payable or refundable in future years, respectively.

In accordance with the corresponding accounting standard, the Company determines its deferred tax based on the tax rate applicable to their non-distributed profits; any additional tax on profit distribution is recorded on the date on which such distribution is agreed.

In accordance with CONASEV (National Supervisory Commission of Companies and Securities) Resolution No. 110-99-EF/94.10, the Company chose to record over six years

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on a straight-line basis starting 1999, the cumulative effect of the deferred tax liability at December 31, 1997, which was a deferred liability amounting to approximately S/.160,035,000 (values at December 31, 2004). At December 31, 2004 the outstanding balance pending registration of the aforementioned cumulate effect was fully registered and is shown in the “Cumulative Results” entry of the balance sheet. At December 31, 2003, a total of approximately S/.138,190,000 had been registered for this concept (values at December 31, 2004).

(ñ)	Impairment of assets

Periodically, or whenever events or economic changes occur indicating that the carrying amount of an asset may not be recoverable, Management reviews the long-term value of its assets basically of the property, plant and equipment, intangible assets and goodwill to verify that there is no impairment of these assets. When the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the profit and loss statement.

The recoverable amount is the higher of the net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset the free market, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

(o)	Cash and cash equivalents

Cash and cash equivalents shown in the cash flow statement consist of the cash and bank balance shown in the balance sheet.

(p)	Earnings per share

Basic and diluted earnings per share have been calculated based on the weighted average of common shares outstanding at the date of the balance sheet. Capital shares that may be issued or cancelled due to the capital restatement resulting from the adjustment for inflation of the financial statements are considered a division of shares and, therefore, for the determination of the weighted average number of shares, it has been considered as if they always were outstanding.

(q)	Business segments

For management purposes, the Company is organized into four major operating businesses (fixed telephony, long-distance, equipment supply and other services) and two geographical areas (Lima and Provinces). The divisions are the basis upon which the Company reports its primary segment information. Financial information on business and geographical segments is presented in note 30.

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(r)	Reclassifications

Certain items in year 2003 financial statements have been reclassified to make them comparable to those of this year. In the opinion of Company’s Manager the amount thereof was not significant in relation to the financial statements considered as a whole.

5.	TRANSACTIONS IN FOREIGN CURRENCY

Foreign currency transactions are carried out at free market exchange rates. At December 31, 2004, the weighted average free market exchange rate for U.S. dollar transactions, published by the SBS – Superintendencia de Banca y Seguros –(Superintendency of Banking and Insurance) was S/.3.289 for buying and S/.3.283 for selling (S/.3.461 and S/. 3.464 at December 31, 2003, respectively) per US$1.00.

At December 31, 2004 and 2003, Telefónica del Perú S.A.A. and Subsidiaries had the following assets and liabilities in foreign currency:

	Original Currency	2004	2003
		US$000	US$000
Assets:
Cash and Banks	US Dollar	361	1,551
Negotiable Securities (Trust Fund)	US Dollar	11,380	13,392
Commercial accounts receivable, net	US Dollar	20,908	19,163
Accounts receivable from related companies	US Dollar	59,811	66,217
Other accounts receivable, net	US Dollar	514	668

Total		92,974	100,991

Liabilities:
Bank loans and overdrafts	US Dollar	449	—
Commercial accounts payable	US Dollar	45,150	29,026
Accounts payable to related companies	US Dollar	1,773	10,637
Other accounts payable	US Dollar	3,176	3,093
Commercial papers	US Dollar	—	24,125
Bonds	US Dollar	102,847	102,847
Long term debt	US Dollar	73,397	87,152
	Others	8,046	7,981

Total		234,838	264,861

Purchase position of hedging derivatives (referential value)		92,975	38,000
Purchase position of hedging derivatives (macro hedging) (referential value)		55,000	145,500

Total		147,975	183,500

Net asset position		6,111	19,630

The Company uses forward exchange contracts and foreign currency swaps to mitigate its exposure to exchange risks . At December 31, 2004 and 2003, the Company has entered into forward contracts for the purchase of US dollars and foreign currency swaps for hedging and macro-hedging purposes in a total nominal amount of approximately US$ 147,975,000 and US$183,500,000, respectively.

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At December 31, 2004, the estimated market value for the hedging and macro-hedging transactions corresponds to unrealized losses of approximately S/.5,967,0 and S/.13,272,000, respectively (loss of approximately S/.616,000 and S/.15,722,000, respectively, at December 31, 2003).

In prior years, devaluation (revaluation) of the local currency with regard to the U.S. dollar and inflation (deflation) as per the Nation-wide Wholesale Prices Index, published by the National Statistics and Informatics Institute (INEI), were as follows (in percentages):

Year	Devaluation (revaluation)	Inflation (Deflation)
2001	(2.30)	(2.20)
2002	2.00	1.70
2003	(1.45)	2.00
2004	(5.23)	4.90

6.	CASH AND BANKS

(a)	Cash and banks consist of the following:

	2004	2003
	S/.000	S/.000
Cash	2,692	3,234
Fixed Funds	418	367
Current and savings accounts (b)	11,371	48,567

Total	14,481	52,158

(b)	Current and savings accounts are maintained in local banks, they are denominated in new soles and US dollars. Savings accounts accrue interest rats in force on the local market.

7.	NEGOTIABLE SECURITIES (TRUST FUND)

Consists of short-term investments in U.S. Treasury Papers to guarantee the securitization explained in note 19 (b) amounting to approximately US$11,380,00 (equivalent to approximately S/.37,325,000) and approximately US$13,392,000 (equivalent to approximately S/.48,622,000) at December 31, 2004 and 2003, respectively, purchased through “The Bank of New York”. The funds used in the purchase of these investments were provided by the collection accounts of the aforementioned securitization .

The market values of these investments as per their quoted price in the over the counter market (OTC), added to the value of the cash deposits originating from the securitization account, at December 31, 2003 and 2004, amount to approximately US$11,380,000 and US$14,68,000, respectively. At the date of this report, there have been no significant fluctuations in market value of the invested securities.

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Item 4

8.	COMMERCIAL ACCOUNTS RECEIVABLE, NET

(a)	Commercial accounts receivable consist of the following:

	2004	2003
	S/.000	S/.000
Local and public fixed telephony	1,165,804	1,224,884
Data Transmission	107,290	108,620
Interconnection	69,825	97,730
Foreign Carriers	47,375	52,230
Others	71,816	77,393

	1,462,110	1,560,857
Less:
Provision for doubtful accounts (b)	966,527	967,945

Total	495,583	592,912

Commercial accounts receivable have current maturities.

Accounts receivable related to local and public fixed telephony services are billed in new soles, while accounts receivable related to data transmission services, interconnection and foreign telecommunications carriers are billed in US dollars. Other services are billed in U.S dollars.

At December 31, 2004, the Company has approximately 2,151,000 basic telephony and public telephony – fixed lines (1,964,000 at December 31, 2003). Furthermore, at December 31, 2004 and 2004, the Company has approximately 185,516 and 66,403 broad band clients (Speedy and Cablenet), respectively.

(b)	The turnover of the provision for doubtful accounts at December 31, 2004 and 2003 was as follows:

	2004	2003
	S/.000	S/.000
Balance at January 1	967,945	866,862
Plus (minus)
Provision of the year, note 23 (a)	39,081	123,678
Write-offs	—	(3,925)
Loss for exposure to inflation	(40,499)	(18,670)

Balance at December 31	966,527	967,945

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In the opinion of Company Management the balance of this provision adequately covers any risk of loss in commercial accounts receivable at the date of the balance sheet.

9.	OTHER ACCOUNTS RECEIVABLE, NET

(a)	Other accounts receivable consists of the following:

	2004	2003
	S/.000	S/.000
Accounts receivable for coercive collection (b)	158,708	164,029
Claims from third parties	40,724	43,879
Accounts receivable from third parties	18,022	5,276
Loans to personnel, note 20 (d)	5,698	4,113
Advances granted to suppliers	3,490	1,177
Others	16,308	19,226

	242,950	237,700
Less:
Provision for doubtful accounts (d)	(194,522)	(133,609)

Total	48,428	104,091

(b)	Corresponds mainly to seizures without judicial sentences executed by various municipalities in Lima and provinces, claiming, in most of the cases, the payment of licenses and fines for installation of external plant allegedly without municipal authorization. Coercive collection processes have been initiated in most of such administrative procedures, which have resulted in liens affecting the Company funds and credit rights, prior to the existence of a definitive judicial sentence. The internal legal advisors of the Company consider these cases have been initiated illegally, infringing the right to defense of the Company, or that they lack the necessary legal grounds. In that sense, some of the coercive collections executed were declared illegal by several judicial instances. The Management continues the relevant legal actions and, by virtue of said pronouncements, estimates that the seizures will be declared illegal; then all the necessary actions will be initiated to recover the funds that have been seized. Also, their recoverability is being assessed.

(c)	“Other accounts receivable” are denominated in local and foreign currency, and do not bear interest. Other accounts receivable not corresponding to provisioned accounts have current maturities.

(d)	The provision for doubtful accounts for the year 2004 and 2003 amounted S/.63,504,000 and S/.104,245,000, respectively, and is included in “Other expenses, net” in the profit and loss statement, see note 27.

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10.	EXPENSES PAID IN ADVANCE

(a)	This item consists of the following:

	2004	2003
	S/.000	S/.000
Publicity not consumed	4,442	8,113
Income Tax withholding from non-domiciled parties	2,010	818
Other expenses paid in advance	14,997	39,778

Total	21,449	48,709

11.	INVESTMENTS, NET

(a)	Investments consist of the following:

	Interest percentage in shareholders’ equity	Book value
		12.31.04	12.31.04
	%	S/.000	S/.000
Investments in subsidiaries:
Telefónica Multimedia S.A.C. (c)	99.99	312,691	113,115
Antena 3 Producciones S.A. (g)	99.99	13,954	—
Servicios Editoriales del Perú S.A.C. (*)	99.99	4,995	—
Transporte Urgente de Mensajería S.A.C.	99.99	3,966	15,113
Telefónica Servicios Comerciales S.A.C. (d)	99.99	511	84
Telefónica Servicios Técnicos S.A.C	99.99	—	—
Telefónica Servicios Digitales S.A.C. (*)	99.99	—	—
Telefónica Servicios Integrados S.A.C. (*)	99.99	—	—
Telefónica Soluciones Globales Holding S.A.C. (*)	99.99	—	—
Servicios Globales de Telecomunicaciones S.A.C. (*)	99.99	—	—
Espectacular S.A.C. (*)	51.00	—	—

		340,645	132,353

Other investments:
Miscellaneous, note 4 (g)		15,756	12,940
Provision for impairment of other investments, (b)		(6,687)	(6,687)

		9,069	6,253

Total		349,714	138,606

Investments available for sale:
Interest I Intelsat Ltd. (f)	0.93	95,205	58,910
Interest in New Skies Satellites (f)	0.76	—	25,617
Total		95,205	84,527

Total net investments		444,919	223,133

(*)	At December 31, 2004 and 2003, these subsidiaries show a net negative equity, since according to the accounting principles generally accepted in Peru, the Company has recognized the corresponding liability, see note 16 (c).

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(b)	The turnover of the provisions for the impairment of other investments in 2004 and 2003 was as follows:

	2004	2003
	S/.000	S/.000
Balance at January 1	6,687	51,647
Plus (minus)
Provision of the year, (e)	—	17,858
Withdrawals	—	(62,818)

Balance at December 31	6,687	6,687

(c)	At December 31, 2004 and 3004, the Company’s most important subsidiary, Telefonica Multimedia S.A. (engaged in providing cable television services), shows, according to its financial statements at said dates, assets amounting to approximately S/.456,969,000 and S/.198,068,000, respectively, and liabilities of S/.144,247,000 and S/.84,952,000, respectively.

At March 26, 2004, the Shareholders’ Meeting approved the simple reorganization of the Company in favor of Telefonica Multimedia S.A.C., and, as a consequence thereof, in August 2004 it segregated and transferred to it an equity block consisting of assets and liabilities related to the cable television business, as follows:

S/.000
Assets :
Fixed assets, net, note 12	205,748
Intangibles, net, note 13	246

205,994

Liabilities :
Commercial accounts payable	829
Deferred income tax and
profit sharing, note 28(c)	50,375

51,204

Net assets transferred	154,790

As a result of said segregation and contribution, the investment in the Company was increased by S/.154,790,000.

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(d)	In the Shareholders’ Meeting of Telefonica Servicios Comerciales S.A.C. dated September 24, 2004, the distribution of dividends in the amount of S/.15,110,000 was resolved.

(e)	In July 2003, through a Takeover Bid, the company sold to Telefonica S.A. of Spain the shares held by it in Terra Networks S.A. The sale value was US$13,273,000 equivalent to S/.49,259,000 resulting in a loss of S/.21,404,000, shown in it item “Other expenses” of the profit and loss statement, see note 27 (a).

(f)	In November 2004, the Company sold under a private contract to the Black Stone Group, all the shares held by it in New Skies Satellites in the amount of US$7,843,000, equivalent to S/.25,828,000, see note 27 (a).

On August 16, 2004, the Board of Directors of Intelsat Ltd. approved the purchase of the company by Zeus Holdings Ltd. (a company domiciled in the Bermuda Islands). In this regard, on October 13, 2004, the Delegated Commission of the Administration Council of Telefonica S.A. of Spain recommended the companies of the Telefonica Group to sell their shares in Intelsat Ltd. In the meeting dated October 20, 2004, the Board of Directors of the Company approved the sale of its entire participating interest in Intelsat Ltd. (1,548,075 shares).

On January 28, 2005, Intelsat Ltd. announced the close of negotiations with Zeus Holdings Ltd., whereby its shareholders, among them the Company, will receive $18.75 in cash per share. To date, the procedure to execute the sale is underway. As a result thereof, the Company has considered at December 31, 2004 that the reasonable value of its investment corresponds to the aforementioned closure value and has recognized in the 2004 results an amount of approximately S/.36,295,000 shown in the item “Other revenues and other expenses” of the profit and loss statement, see note 27 (a).

(g)	In November 2004 the Company acquired 99.99% of the share capital of Antena 3 Producciones S.A. for a price of US$3,850,000, which belonged mainly to Antena 3 Television S.A., an entity domiciled in Spain. The shareholders’ equity of Antena 3 Producciones S.A. at the date of purchase did not differ significantly from the purchase price.

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12.	PROPERTY, PLANT AND EQUIPMENT, NET

(a)	Following is the turnover of this entry:

	Land	Buildings and other constructions	Telephone Plant	Equipment	Vehicles	Furniture and Fittings	Works in progress to be received	2004	2003
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Cost:
Balance at January 1,	156,144	876,844	12,795,850	601,959	129,715	64,723	271,197	14,896,432	14,550,888
Additions	—	—	40	—	236	—	483,648	483,924	439,951
Transference to intangibles, note 13	10	2,662	326,736	6,471	—	51	(335,930)	—	—
Transfers to Telefonica Multimedia S.AC., note 11 (c)	—	—	(390,076)	—	—	—	(73,770)	(73,770)	(58,468)
Withdrawals and sales	(10,471)	(2,807)	(62)	—	(449)	—	(1,617)	(15,406)	(35,939)
Others	(18)	(110)	18,519	(81)	(16)	(7)	(34)	18,253	—

Balance at December 31	145,665	876,589	12,751,007	608,349	129,486	64,767	337,013	14,812,876	14,896,432

Cumulative depreciation and impairment loss:
Balance at January 1	—	348,941	7,642,153	467,926	127,566	48,878	—	8,635,464	7,743,997
Depreciation of the year	—	23,306	800,647	54,281	1,428	4,615	—	884,277	901,724
Transfer to Telefonica Multimedia S.A.C., note 11	—	—	(190,809)	—	—	—	—	(190,809)	—
Withdrawals and Sales	—	(1895)	(11)	—	(311)	—	—	(2,217)	(10,257)
Impairment provision (d)	—	13,851	—	—	—	—	—	13,851	—
Others	—	(75)	(1,007)	(34)	17	(2)	—	(1,101)	—

Balance at December 31	—	384,128	8,250,973	522,173	128,700	53,491	—	9,229,465	8635,464

Net book value	145,665	492,461	4,500,034	86,176	786	11,276	337,013	5,573,411	6,260,968

(b)	Fully depreciated Property, plant and equipment

At December 31, 2004 and 2003, certain assets for approximately S/.3,462,486,000 and S/.3,234,046,000, respectively, are fully depreciated and are still in use.

(c)	Revalued property, plant and equipment

The net balance of property, plant and equipment at December 31, 2004, includes the results of a voluntary revaluation at market made by ENTEL Perú at December 31, 1992 based on an appraisal conducted by independent experts. The sum arising from this revaluation was credited to shareholders’ equity.

The cost and cumulative depreciation of these assets at December 31, 2004 amounts to approximately S/448,888,000 and S/.329,323,000, respectively (S/.448,888,000 and S/.317,414,000, respectively at December 31, 2003).

(d)	Impairment provision

In 2004 the Company made an impairment provision amounting to S/. 13,851,000, additional to the one registered on the books at December 31, 2003, mainly corresponding to certain telephone plant property and equipment. At December 31, 2004, the balance of the impairment provision amounts to S/.79,192,000.

At December 31, 2004 and 2003, in accordance with the policy explained in Note 4(ñ), Management has determined that the recoverable value of its property plant and equipment exceeds the book value thereof.

26

(e)	Assets under leasing agreements

At December 31, 2004 and 2003, the buildings and other constructions, and vehicles item include assets purchased under leasing agreements currently in force in an amount of approximately S/.25,502,000 and S/.27,539,000, net of cumulative depreciation, respectively.

(f)	Insurance

The Company maintains insurance contracts on its main assets as per the policies established by Management. In this sense, at December 31, 2004, the Company has insurance coverage for plant and equipment for up to US$200,000,000 (equivalent to S/.656,000,000). In Management’s opinion, its insurance policies are consistent with the international practice in the telecommunications industry and the risk of contingent losses for disasters considered in the insurance policy is reasonable, taking into account the type of assets owned by the Company.

(g)	Construction in progress

This item mainly consists of telephone plant and data transmission construction. Furthermore, at December 31, 2004 and 2003, it includes spare parts amounting to S/.51,569,000 and S/.43,090,000, respectively see note 4 (f), for which an impairment provision was recorded in 2004 amounting to S/.9,222,000.

13.	INTANGIBLES AND OTHER ASSETS, NET

(a)	The turnover of intangibles and other assets is as follows:

	Teledata	Bond Issue	Software & SAP(b)	Goodwill (c)	Right to wireless access	2004	2003
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Cost:
Balance at January 1,	13,846	51,993	623,276	36,144	54,566	779,825	729,844
Transfer of construction in progress (note 12)	—	—	73,770	—	—	73,770	58,468
Transfer to Telefonica Multimedia S.A.C., note 11(c)	—	—	(278)	—	—	(278)	—
Withdrawals and sales	—	—	—	—	—	—	(8,487)
Others	(2)	(7)	(86)	5	(7)	(97)	—

Balance at December 31	13,844	51,986	696,682	36,149	54,559	853,220	779,825

Cumulative amortization:
Balance at January 1	13,846	51,993	432,507	18,932	29,271	546,549	419,253
Amortization of the year	—	—	70,136	3,613	8,285	82,034	134,227
Transfer to Telefonica Multimedia S.A.C., note 11(c)	—	—	(32)	—	—	(32)	—
Withdrawals and sales	—	—	—	—	—	—	(6,931)
Impairment Provision (e)	—	—	4,000	—	—	4,000	—
Others	(2)	(7)	(528)	651	(4)	110	—

Balance at December 31	13,844	51,986	506,083	23,196	37,552	632,661	546,549

Net book value	—	—	190,599	12,953	17,007	220,559	223,276

(b)	Software and SAP include the acquisition of SAP R/3 financial and accounting software and of software licenses for platforms that support the commercial system.

27

(c)	Goodwill represents the excess of the acquisition cost of the subsidiary Telefónica Multimedia S.A.C. over the Company’s interest in the reasonable value of the net assets acquired.

(d)	At December 31, 2004 and 2003, Management has prepared forecasts of the estimated results for the following years using a discount rate that was estimated to reflect market conditions. Based on those forecasts, Management has estimated that the recoverable values of its property, plant and equipment, intangibles, and other assets, are greater than their book values and therefore, there is no need for an impairment provision, at the date of the balance sheet.

(e)	An impairment provision of S/.4,000,000 for software was made in 2004.

14.	BANK LOANS AND OVERDRAFTS

(a)	Following is the breakdown of this item:

	2004	2003
	S/.000	S/.000
Description

BBVA Banco Continental	95,000	98,186
Banco Standard Chartered- Perú	44,500	15,735
Banco de Crédito del Perú	62,000	34,617

Total bank loans	201,500	148,538
Bank overdrafts	5,347	23,087

	206,847	171,625

(b)	All bank loans are in local currency, have current maturity and are renewed according to market conditions and have no specific guarantees or restrictions for its use.

(c)	Loans in force at December 31, 2004 accrue a weighted average interest rate of 4.32 percent (4.15 percent at December 31, 2003). During 2004, the weighted average interest rate accrued by loans in new soles was 4.07 percent (4.62 percent and 2.21 percent during 2003, in soles and US dollars, respectively). Interest accrued by bank loans and overdrafts for the years ended December 31, 2004 and 2003 amount to approximately S/.5,976,000 and S/.12,982,000, respectively.

28

15.	COMMERCIAL ACCOUNTS PAYABLE

Commercial accounts payable consist of the following:

	2004	2003
	S/.000	S/.000
National suppliers	227,373	224,071
Foreign suppliers	23,054	21,098
Security deposit from contactors	23,716	18,839
Other trade accounts payable	171,629	157,878

Total	445,772	441,886

Commercial accounts payable are denominated in new soles and US dollars, have current maturities and do not bear interest.

16.	OTHER ACCOUNTS PAYABLE

(a)	Other accounts payable consist of the following:

	2004	2003
	S/.000	S/.000
Salaries payable	74,539	57,888
Taxes payable (b)	171,500	24,784
Workers’ profit sharing	143,261	70,581
Dividends payable	13,226	15,373
Interest payable	28,228	28,587
Miscellaneous accounts payable(c)	583,158	568,158

Total	1,004,912	765,371

(b)	The income tax provision after deducting the balances of payments on account of current income tax are shown as assets or liabilities, depending on the net balance resulting from both concepts. Payments on account of income tax amounted to S/.312,594,000 and S/.217,338,000 at December 31, 2004 and 2003, respectively.

(c)	Mainly includes miscellaneous provisions made by the Company in accordance the practice described in note 4 (1), based on its best estimate of the disbursement that would be required to settle obligations at the date the balance sheet. Moreover, it includes interest payable and provision for investments in subsidiaries as explained below.

Provisions for investments in subsidiaries correspond to the excess of accumulated losses of subsidiaries over the respective book value of the investment. At December 31, 2004, the registered provisions mainly include, S/.3,707,000 by Telefonica Servicios Integrados S.A.C., and at December 31, 2003, includes S/.81,798,000 and S/.19,908,000 by Telefonica Servicios Integrados S.A.C. and Servicios Editoriales del Peru S.A.C., respectively.

29

The Shareholders’ Meeting of Telefonica Servicios Integrados S.A.C. dated September 6, 2004 resolved to increase the share capital through the capitalization of debts to Telefonica del Peru S.A.A. in the amount of S/.71,247,000.

The Shareholders’ Meeting of Servicios Editoriales del Peru S.A.C. dated September 24, 2004 resolved to increase the share capital through the capitalization of debts to Telefonica del Peru S.A. in the amount of S/.25,000,000 as well as the subsequent reduction of the share capital in the amount of S/.19,794,000, in order to cover cumulative losses at August 31, 2004.

17.	COMMERCIAL PAPERS

On March 9, 1998, the General Shareholders’ Meeting approved the issuance of short-term financial instruments for up to US$180,000,000, denominated in local or foreign currency, throughout a program to be executed over the next three years starting from the date the referred Meeting was held; therefore expanding “The First Commercial Papers Program of Telefónica del Perú”, registered in 1996.

Under this approval, the “Second Commercial Papers Program of Telefónica del Perú” was registered, with a maximum outstanding amount of US$180,000,000 or its equivalent in local currency. This program was registered at the Public Registry of Securities and Brokers and authorized by means of CONASEV Resolution No. 010-2000-EF/94.1 dated January 21, 2000.

The second program was renewed at the Public Registry of Securities and Brokers and the registration of the Second Informative Prospect was authorized by means of CONASEV Resolution No. 009-2002-EF/94.11 dated February 4, 2002.

The Shareholders’ Meeting held on March 26, 2002 approved to modify the agreement on the issuance of short-term instruments adopted in March 1998, (which was partially modified on March 24, 2002), establishing the authorized amount in US$300,000,000 or its equivalent in local currency, during the next three years starting from March 26, 2002. It was further specified that the principal of the debt obtained from the issuance of securities (bonds and promissory notes) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

The Shareholders’ Meeting dated March 26, 2004 authorized the Company to issue this type of instruments until March 26, 2008, maintaining the authorized amounts and issue limits.

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Item 4

At December 31, 2004 and 2003, the Company has the following issue of payable outstanding commercial papers:

No. of Issue	Series	Date of Issue	Maturity Date	Weighted Average Annual Interest Rate	Contract Currency	Equivalent in local currency
						12.21.04	12.31.03
						S/.000	S/.000
Thirtieth	A	July 9, 2004	July 4, 2005	4.68	S/.	35,000	—
Thirtieth	C	October 20, 2004	October 15, 2005	4.48	S/.	60,000	—
Twenty-Fifth	Q	January 10, 2003	January 5, 2004	4.74	S/.	—	15,737
Twenty-Sixth	D	March 19, 2003	March 3, 2004	1.39	US$	—	72,674
Twenty-Sixth	H	April 22, 2003	April 16, 2004	1.38	US$	—	11,355
Twenty-Sixth	L	May 12, 2003	April 30, 2004	1.40	US$	—	3,634
Twenty-Seventh	D	March 31, 2003	January 2, 2004	4.47	S/.	—	19,407
Twenty-Seventh	E	April 14, 2003	January 9, 2004	4.13	S/.	—	10,490
Twenty-Seventh	F	April 14, 2003	April 8, 2004	4.54	S/.	—	41,959
Twenty-Seventh	J	May 9, 2003	April 30, 2004	4.49	S/.	—	7,915
Twenty-Eighth	B	July 18, 2003	February 13, 2004	3.64	S/.	—	9,966
Twenty-Eighth	C	July 18, 2003	July 12, 2004	3.83	S/.	—	28,061
Twenty-Eighth	E	October 28,2003	February 25,2004	3.08	S/.	—	18,892
Twenty-Eighth	F	October 28, 2003	July 24, 2004	3.28	S/.	—	7,857
Twenty-Eighth	G	October 28, 2003	October 22, 2004	3.43	S/.	—	17,309

						95,000	265,254

Commercial papers have been acquired by third parties and do not have specific guarantees.

18.	BONDS

(a)	At December 31, 2004 and 2003, the following bond issues remain in force:

Series	Issue Date	Maturity Date	Nominal Value		Authorized Amount		Amount Used		Annual Effective Interest Rate	National Currency at:
										12.31.04	12.31.03
					(000)		(000)		(**)	S/.000	S/.000
1st Program 1st Issue	August 16, 1999	August 16, 1999	S/.	5,000	S/.	100,000	S/.	100,000	VAC(*)+ +6,9375%	113,057	113,948
1st Program 2nd Issue	October 11, 1999	October 11, 2009	S/.	5,000	S/.	70,000	S/.	43,710	VAC(*) + 7.00%	49,189	49,578
2nd Program 3rd Issue	December 11, 2001	December 11, 2006	S/.	5,000	S/.	100,000	S/.	100,000	VAC(*) + 6.1875%	107,225	108,070
2nd Program 4th Issue	March 14, 2002	March 14, 2004	S/.	5,000	S/.	55,000	S/.	16,770	6.375%	—	17,592
2nd Program 5th Issue	May 13, 2002	May 13, 2007	S/.	5,000	S/.	30,000	S/.	12,140	VAC(*) + 6.25%	13,034	13,137
2nd Program 6th Issue	July 9, 2002	July 9, 2004	S/.	5,000	S/.	20,000	S/.	9,485	7.75%	—	9,950
2nd Program Series A 7th Issue	November 25, 2002	November 25, 2005	US$	1,000	US$	45,000	US$	35,000	4,375%	114,905	127,181
2nd Program Series B 7th Issue	December 6, 2002	November 25, 2005	US$	1,000	US$	45,000	US$	10,000	4.00%	32,830	36,337
2nd Program Series A 8th Issue	March 14, 2003	March 14, 2003	S/.	5,000	S/.	75,000	S/.	75,000	6.50%	75,000	78,675
2nd Program Series B 8th Issue	April 22, 2003	April 22, 2003	S/.	5,000	S/.	15,000	S/.	15,000	6.1875%	15,000	15,735
2nd Program Series B 9th Issue	April 14, 2003	January 14, 2004	US$	1,000	US$	26,000	US$	21,000	2.4375%	68,943	76,308
6th Issue of corporate bonds Series A	June 18, 2003	June 18, 2005	S/.	5,000	S/.	70,000	S/.	70,000	5.1875%	70,000	73,430
7th Issue of corporate bonds	August 20, 2003	August 20, 2008	S/.	5,000	S/.	70,000	S/.	63,190	7.9375%	63,190	66,286

										722,373	786,227

Cont’d...

31

Series	Issue Date	Maturity Date	Nominal Value		Authorized Amount		Amount Used		Annual Nominal Interest Rate		National Currency at:
											12.31.04	12.31.03
					(000)		(000)		(**)		S/.000	S/.000
Cont’d											722,373	786,227
8th Issue of corporate bonds	August 20, 2003	February 20, 2009	U.S.$	1,000	U.S.$	30,000	U.S.$	16,847	3.8125%		55,309	61,218
9th issue of corporate bonds	July 7, 2003	July 7, 2007	U.S.$	1,000	U.S.$	20,000	U.S.$	20,000	3.125%		65,660	72,675
3rd Program 1st issue Series A	November 24, 2003	November 24, 2010	S/.	5,000	S/.	70,000	S/.	50,000	VAC	(*)+5%	52,130	52,541
3rd Program 2nd Issue Series A	April 20, 2004	April 20, 2007	S/.	5,000	S/.	70,000	S/.	30,000	5.3125%		30,000	—
3rd Program 3rd Issue Series A	June 30, 2004	December 30, 2007	S/.	5,000	S/.	70,000	S/.	30,000	8.1250%		30,000	—
Valuation of financial hedging derivatives											25,546	7,604

									Total		981,081	980,265
									Less-current portion		398,496	27,541

									Non current portion		582,522	952,724

(*)	Constant adjustment value.
(**)	Interest is paid semiannually, except for bonds corresponding to the 2nd program, 9th issue, which are paid quarterly.

(b)	According to their contractual conditions, bonds outstanding at December 31, 2004 and 2003 mature as follows:

	Capital Amortization
	2004	2003
	S/.000	S/.000
2004	—	25,541
2005	398,496	415,271
2006	220,282	222,019
2007	142,422	85,811
2008	63,190	66,286
2009 and after	156,628	163,337

Total	981,018	980,265

(c)	Pursuant to Article 19 of the Single Revised Text of the Income Tax Law approved by Supreme Decree No. 054-99-EF and modified by Law 27804, interest is exempt from income tax until December 31, 2006. The exemption will not apply when the bondholder is a bank or a financial entity.

(d)	Funds received from bond issues through public offerings were used for liability restructuring and working capital, among others. There are no specific guarantees granted for these bonds.

(e)	The Shareholders’ Meeting held on March 26, 2002 approved to modify the agreement on the issue of bonds, establishing the authorized amount in up to US$680,000,000 during the next three years starting from March 26, 2002. Additionally, it was specified that the principal of the debt obtained from the issue of securities (bonds on promissory notes) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

32

Item 4

(f)	By means of CONASEV Resolution No. 079-2003-EF/94.11 dated October 3, 2003 the “Third Bond Program of Telefónica del Perú” was registered for a maximum outstanding amount equivalent to US$250,000,000.

(g)	The Shareholders’ Meeting dated March 26, 2004 authorized the Company to issue this type of instruments until March 26, 2004, maintaining the authorized amounts and issue limits set forth in (e).

19.	LONG-TERM DEBT

(a)	Long-term debt consists of the following:

Creditor	Currency	Guarantee granted by	Annual Interest Rate	Form of Payment	Maturity	At 12.31.04		At 12.31.03
						Foreign Currency	Equivalent in Local Currency	Equivalent in Local Currency
						S/.000	S/.000	S/.000
European Investment Bank	US$	—	5.72%	Semiannual	September, 2013	41,850	137,394	168,969
Telefónica del Perú Grantor Trust (b)	US$	—	7.48%	Semiannual	December, 2008	31,428	103,178	142,753
BBVA Banco Continental	S/.	—	5.95%	At maturity	April, 2006	—	115,500	—
Standard Chartered Bank – Peru	S/.	—	5.45%	At maturity	Junio, 2005	—	40,000	41,960
Standard Chartered Bank – Peru	S/.	—	5.35%	At maturity	December, 2004	—	—	30,946
Nederlandes Investeringsbank Voor Ontwikkellingslanden-Netherlands	€	COFIDE	2.50%	Semiannual	January, 2018	4,143	18,633	20,321
Citileasing S.A.	US$	Leased building	4.4436%	Monthly	August, 2004	—	—	4,965
French Public Treasury	€	Peruvian State	3.50%	Semiannual	September, 2012	497	2,234	2,728
Other						—	8,416	6,796

					Total		425,355	419,438
					Less current portion		90,211	89,702

					Non-current portion		335,144	329,736

(b)	On July 14, 1998, the Board of Directors of the Company approved a financial transaction named “Securitization” in a total amount of U.S.$200,000,000; backed with the trust transfer of accounts receivable at such date and future, generated by the international traffic of the Company. These accounts constitute the trust assets backing the issue of certificates to be carried out by the securitization in virtue of the securitization process. On December 16, 1998, the Company placed certificates for U.S.$150,000,000 in the New York Stock Exchange at an issue price of 99.975954 percent and at a nominal annual interest rate of 7.48 percent. The payment of the principal and interest is made semiannually starting December 15, 1999 until December 15, 2008. Funds provided by this operation were allocated, but not limited, to finance the Company’s. working capital and/or the repurchase of its own stock. On December 13, 2001, the Board of Directors approved a partial prepayment of US$50 million, no other prepayments having been made. At December 31, 2004 the principal of this debt had been amortized by approximately U.S.$118,572,000.

According to the respective terms, Telefónica del Perú S.A.A. maintains a trust fund as a guarantee collateral, see note 7.

(c)	The Company is obliged to certain long-term debt covenants, which in Management’s opinion are being fulfilled at December 31, 2004.

33

(d)	The long-term debt principal at December 31, 2004 and 2003 matures as follows:

Year	2004	2003
	S/.000	S/.000
2004	—	89,702
2005	90,211	89,379
2006	159,360	47,331
2007	42,844	47,265
2008	42,834	47,262
2009 and after	90,106	98,499

Total	425,355	419,438

20.	TRANSACTIONS WITH RELATED COMPANIES

(a)	Man transactions

During 2004 and 2003, the most significant transactions of the company with related companies were as follows: (see also notes 22(e) and 25):

	2004	2003
	S/.000	S/.000
Revenue from network lease	71,085	50,599
Revenue from circuit lease	83,902	40,295
Revenue from interest of account receivable from Telefónica Móviles S.A.C., note 26	986	10,140
Interconnection expense, net (c)	(483,187)	(395,289)
Expense for Shared Service Center	(92,498)	(101,273)
Expense for Multicenter services	(26,500)	(47,530)
Call center service and regulatory expenses	(26,969)	(29,770)
Services received from Telefonica Moviles S.A.C.	(4,494)	(18,845)
Expense for telephone directory printing	(23,174)	(15,050)
Expense for messenger service	(5,840)	(6,139)
Financing (obtained) granted, net	(77,479)	10,268

34

As a result of these and other minor transactions, at December 31, 2004 and 2003, the Company had the following balances with related companies:

	2004	2003
	S/.000	S/.000
Accounts Receivable:
Subsidiaries
Transporte Urgente de Mensajería S.A.C.	5,480	1,315
Telefonica Servicios Digitales S.A.C.	4,900	5,091
Telefonica Servicios Comerciales S.A.C.	1,984	—
Servicios Editoriales del Peru S.A.C., see note 16 (c)	1,680	22,985
Telefonica Servicios Integrados S.A.C., see note 16 (c)	—	74,238
Other minor	11,061	3,460

	25,105	107,089

Related:
Telefonica Moviles S.A.C.(*)	74,443	236,023
Telefonica Publicidad e Información Peru S.A.C.	15,127	—
Telefonica Empresas Peru S.A.A. (***)	14,258	5,778
Telefonica Gestion de Servicios Comparidos Peru S.A.C. (***)	8,002	—
Telefonica International Wholesale Services Peru S.A.C. (formerly Emergia Peru S.A.C.)	5,170	4,516
Other minor	15,145	17,397

	132,145	263,714

Total	157,250	370,803

Accounts Payable:
Subsidiaries:
Telefónica Multimedia S.A.C.	30,083	46,058
Telefónica Servicios Comerciales S.A.C. (*)	—	25,287
Others	651	—

	30,734	71,345

Related:
Comunicaciones Moviles del Peru S.A. (formerly Bellsouth Peru S.A.)(c)	22,871	—
Telfonica Moviles S.A.C.	—	150,589
Telefonica Gestion de Servicios Comparidos Peru S.A.C. (**)	—	32,987
Telefonica Servicios Financieros S.A.C. (***)	.	7,933
Telefonica Centros de Cobro S.A.C.	—	6,948
Telefonica Publicidad e Información Peru S.A.C.	—	5,976
Others	9,499	4,768

	32,370	209,201

Total	63,104	280,546

(*)	At December 31, 20004, the accounts receivable of Telefónica Móviles S.A.C. are mainly payments made on behalf of said company. The account receivable at December 31, 2003 corresponded to the loan agreement signed with Telefonica Moviles S.A.C. in April 2003, which refinanced the balance of the debt transferred by the Company, according a Debt Recognition and Payment Commitment Contract dated January 200, as a result of the transfer of assets and liabilities related to the mobile telephony service. This debt was collected in the first quarter of 2004 and on that date a credit facility was signed between the Company and Telefonica Moviles S.A.C. The new debt, under the aforementioned credit facility, was collected in the third quarter of 2004, through the offsetting of accounts receivable kept with said company.

35

(**)	Telefónica Gestión de Servicios Compartidos S.A.C. provides to the Company, accounting, tax, treasury, human resources, real estate, safety, logistics, information system and general services.
(***)	At December 31, 2004, the net balance receivable from Telefonica Empresas Peru S.A.A. includes the balances of Telefonica Servicios Financieros S.A.C., a company absorbed by the former through a simple merger. Said net balance includes short term debts amounting to approximately S/.25,266,000.

(b)	Furthermore, at December 31, 2004 and 2003, the net balances with related companies include sort term debts shown below:

	2004	2003
	S/.000	S/.000
Receivable :
Servicios Editoriales del Perú S.A.C.	343	—
Telefónica Servicios Comerciales S.A.C.	1,745	—
Antena 3 Producciones S.A.	6,383	—
Telefónica Móviles S.A.C.	—	236,023
Telefónica Publicidad e Información Perú S.A.C.	—	4,963
Payable :
Telefónica Multimedia S.A.C.	60,684	—
Telefónica Empresas Perú S.A.A.	25,266	—

(c)	In October 2004 the Telefonica Group (Spain) acquired all the shares of stock of Comunicaciones Móviles del Peru S.A. (formerly Bellsouth Peru S.A.). In this sense, the net balance payable at December 31, 2004 is shown as balance payable to related companies. Furthermore, although Telefonica del Peru S.A. has made transactions with said company during 2003 and 2004, the interconnection expenses shown in (a) include the transactions with this related company for the months of November and December 2004.

(d)	Loans to employees

The Company grants loans to its employees and executives for periods of up to 12 months. The interest rates applied are generally below the prevailing market interest rates. However, other loan conditions are substantially the same as those on the market. The balances of employee loans were approximately S/.5,698,000 and S/.4,113,000 at December 31, 2004 and 2003, respectively, and are shown in “Other accounts receivable, net”, see note 9.

(c)	Directors’ remunerations

For the years 2004 and 2003, the Board of Directors remuneration amounted to approximately S/.649,000 and S/.864,000, respectively.

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Item 4

21.	SHAREHOLDERS’ EQUITY

(a)	Share capital

At December 31, 2004 and 2003, the share capital of the Company is represented by 1,721,964,417 common shares, with a par value of S/.1.25 each (par value of S/.1.00 at December 31, 2003), fully subscribed and paid-in. The Company is entitled to issue approximately 162,104,383 additional shares resulting from the cumulative adjustment for inflation of the share capital at December 31, 2004.

The Shareholders’ Meeting held on November 8, 2004 approved the capitalization of the cumulative result of exposure to inflation at December 31, 2002 in the amount of S/.1,173,603,880, by increasing the nominal value of the share to S/.1.68, maintaining the same number of shares of stock and without altering the shareholders’ participating interest therein. It was further resolved to reduce the share capital by S/.743,112,775, by decreased the nominal value of the share to S/.1.25, maintaining the same number of shares of stock of the Company and without altering the shareholders’ participating interest therein. The increase and reduction of the capital was allocated to return contributions made by shareholders. The capital increase and reduction were effective December 30, 2004 and the contributions were returned to the shareholders on the shareholders on the 31st of the same month. At the close of 2004, the market value of the class B share was S/.1.51, with an trading frequency of 80% over the 365 days of the year (S/.1.38 and a trading frequency of 84% over the 365 days of the year at the close of 2003).

For the year 2003, the Company declared dividends amounting to S/.174,076,000 (S/.0.1 per share).

At December 31, 2004 and 2003, Company’s share capital structure is as follows:

	2004	2003
	%	%
Class A-1
Telefónica Perú Holding S.A.C.	38.895	38.895
Class B
Telefónica Internacional S.A.	49.526	49.526
Telefónica Perú Holding S.A.C.	8.635	8.635
Morgan Guaranty Trust ADR Programs	—	1.243
Telefónica, S.A.	0.140	0.140
Other minority shareholders	1.774	1.545
Class C	0.016	0.016

Total	100.000	100.000

The Board of Directors is formed by a minimum of nine (9) members and a maximum of fourteen (14) members elected by the Special Meetings.

Before each election, the General Shareholders’ Meeting must decide the number of Directors for the corresponding period.

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Class A-1 shares were issued as a result of the privatization process and grant their holders the right to elect the majority of the Board of Directors for each term. Class B shares, which correspond mainly and indirectly to the shares owned by Telefónica, S.A. and acquired as a result of the 2000 share exchange, elect as many Directors as necessary to complete the total number of Directors previously defined by the Shareholders’ Meeting, considering the number of Directors that should be elected by the A-1 shareholders and the members to be elected, if it were the case, by the class C Shareholders.

Class C shares correspond to the workers of the Company who will have the right to elect one (1) director, when they reach a percentage not less than 3 percent of the share capital. If this percentage is not reached at the moment of the election, on more Class B director will be elected tin order to complete the number of board members.

On March 26, 2003, the Shareholders’ Meeting determined in 9 the total number of members of the Board of Directors for a three-year term. Under the election method described above, the special Meeting of Class A-1 shareholders elected five directors; the Special Meeting of Class B shareholders elected the remaining four members, considering that the Class C shareholders did not reach the minimum percentage required to elect a member.

Dividends distributed to domiciled individuals and non-domiciled shareholders, whether legal entities or individuals, are subject to a 4.1% income tax withholding. Also, there is no restriction on the remittance of dividends abroad or on the repatriation of capital.

(b)	Treasury shares

On March 1, 2004, the Company delisted from the New York Stock Exchange (NYSE) the American Depositary Shares (ADS) corresponding to class B shares. The respective deposit program was also canceled on that date.

For purposes of delisting the class B shares from the Securities and Exchange Commission (SEC), on April 29, 2004 the Company filed a form with the SEC to acquire the underlying shares of the ADS that JPMorgan Chase Bank (the depository bank of said instruments) would offer for sale in the Lima Stock Exchange as a result of the cancellation of the respective deposit program. Additionally, on July 8, 2004, the market was advised that the Company was qualified to acquire the class B shares of own issue, as resolved by its Shareholders’ and Board Meetings dated March 26 and 11, 2004, respectively. Accordingly, it acquired 17,455,816 class B shares in a total amount of S/.21,896,000.

At December 31, 2004, the share capital is shown in the balance sheet net of the amount paid for the acquisition of shares of own issue (class B shares).

(c)	Legal reserve

Pursuant to the General Corporations’ Law of Peru, the Company is required to appropriate annually at least 10 percent of its net income, after deducting income tax, to a legal reserve until it reaches 20 percent of its capital stock. The legal reserve may be used to offset future losses or may be capitalized, it being mandatory in both cases to restore it.

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Item 4

22.	TAXATION

(a)	The Legal Stability Agreements entered into on May 16, 1994 between Entel Peru and CPT and the Peruvian Government, represented by the National Commission on Foreign Investment and Technology (CONITE), and applied to the Company during 10 years by virtue of the addendum signed on June 6, 1995, expired on December 31, 2003.

(b)	In line with the foregoing paragraph, in 2003, inclusive, the annual income tax of the Company was determined at a 30% rate, and based on financial statements adjusted to reflect the changes in the price levels, following the methodology established by Legislative Decree No. 627. In no event, the annual income tax should not be less than 2 percent of the total net assets of the Company (excluding the investments in shares in companies domiciled in Peru and the value of new plant and equipment in the year of their acquisition and in the subsequent year) Starting in 2004, the Company is subject to the current tax regime. In this sense, it has determined its income tax taking into account the provisions set forth in the Single Revised Text of said tax, approved by Supreme Decree No. 054-99-EF, amendments thereto and regulations thereunder; according to which the annual income tax of the Company is determined based on a 30% rate and taking into account the financial statements adjusted to reflect the effect of changes in the price level. The tax rate in 2003 and 2002 is 30 percent of taxable income, including the effect of exposure to inflation.

Likewise, the total or partial profit distribution, is subject to a withholding rate of 4.1 percent of the amount distributed to non-domiciled shareholders, whether they are legal entities or individuals, and to individuals domiciled in the country.

(c)	The 2000 to 2004 income tax and returns and value added tax returns from December 2000 to December 2004 are subject to audit by the tax authority. The 1997, 1998 and 1999 income tax returns and value added tax returns from January to December, 1997, 1998 and 1999 have been reviewed by the tax authority, see note 32(a). Currently, the tax authority is reviewing the Company’s 2000 and 2001 tax returns.

The tax authority is entitled to review and, if necessary, adjust the income tax calculated by the Company as well as the monthly value added tax returns during the four years following the year of filing of the tax returns. Due to possible interpretations of current legislation by the tax administration, it is not possible to determine whether or not such reviews will result in tax liabilities for the Company. However, in Management and their legal advisors opinion, any additional tax assessment would not be significant for the financial statements at December 31, 2004 and 2003.

(d)	Pursuant to Supreme Decree 013-93-TCC, which approved the Single Revised Text of the Telecommunications Law and Regulations thereunder, approved by

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Supreme Decree No. 027-2004-MTC, Telefonica del Peru S.A.A., in its capacity as concessionaire of telecommunications services, should pay the fees and rates set forth below, computed on all the different telecommunication services annual revenues invoiced and collected in the case of (d.2), on all the different telecommunication services under concession and/or authorization in the case of (d.3) below and only on the final and carrier telephony services in the case of (d.1):

Concept	Beneficiary	%
(d.1) Special fee assigned to the Telecommunications Investment Fund (FITEL)	OSIPTEL	1.0
(d.2) Contributions for supervision services	OSIPTEL	0.5
(d.3) Commercial service usage rate	MTC	0.5

Likewise, under the aforementioned provisions, an annual royalty has been established for the use of the radio-wave spectrum. This royalty is determined by applying different percentages to the Taxable Unit (UIT) in force at the beginning of the year and according to the type of service provided.

At December 31, 2004 and 2003 the expense recognized for these concepts amounted to S/.59,004,000 and S/.61,895,000, respectively, and is included in the item “General and administrative expenses” of the profit and loss statements of income, see note 23.

(e)	Starting in fiscal year 2001, for the purposes of income tax and value added tax (VAT), the determination of transfer pricing (market value) of transactions with related companies and with or through companies resident in territories with low or nil taxation, and for the rendering of services to non-related third parties, must be made using the arm’s length principle and be supported with documentation and information (a study) on the valuation methods used for determining transfer pricing, indicating the criteria and objective elements used. For fiscal year 2003, due to the Legal Stability Agreement signed with the Peruvian State, the Company’s Management and its legal advisors are of the opinion that the transfer pricing regulations affect the Company only in respect to the VAT, and; estimate that at the date of the balance sheet, there are no significant liabilities in connection to this matter. For fiscal year 2004, due to the expiry of the Legal Stability Agreement signed with the Peruvian State, these rules, with regards to income tax, will be applicable to the Company as well; the management of the Company consider that correct adequacy actions have been taken.

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23.	GENERAL AND ADMINISTRATIVE EXPENSES

(a)	This item includes the following:

	2004	2003
	S/.000	S/.000
Services rendered by third parties (b)	618,702	638,368
Provision for doubtful accounts, note 8 (b)	39,081	123,678
Taxes	77,730	82,701
Other management charges	15,524	17,810

Total	751,037	862,557

(b)	Includes the following:

	2004	2003
	S/.000	S/.000
Rentals	129,571	134,392
Fees	179,921	181,026
Maintenance and repairs	89,040	105,313
Printing and services	44,893	46,293
Mail and telecommunications	65,211	40,185
Advertising	38,157	39,537
Transportation and storage	10,515	11,353
Others	61,394	11,352

Total	618,702	638,368

24.	PERSONNEL EXPENSES

This item consists of the following:

	2004	2003
	S/.000	S/.000
Salaries	278,126	292,116
Social security and pensions	21,770	24,740
Severance pay	20,787	24,302
Other personnel expenses	9,138	25,003

Total	329,821	366,161

The average number of employees during 2004 and 2003 was 3,283 and 3,442, respectively.

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25.	TRANSACTIONS WITH TELEFONICA INTERNACIONAL, S.A.

The Company and Telefónica Internacional de España, S.A. (TISA) have a technical capacity transfer and management fee agreement in place, by virtue of which TISA receives and quarterly fee.

The technology transfer fee received by ITSA is equal to 1 percent of total revenues for services invoiced on a quarterly basis by the Company. Until the second quarter of 2004, the management fee as equal to 9 percent of the operating revenue (excluding depreciation, amortization and the payment of the fee, as well as taxes, duties, rates and royalties established under the concession contracts). Starting in the third quarter of 2004, by virtue of an addendum dated September 30, 2004 entered into with TSA, this fee is determined on the basis of advisory and consulting services provided by specialized professionals and technicians designated by TISA who provide their services based on a table of fees. This addendum invalidated the application of the nine percent mentioned above.

Pursuant to the provisions contained in clause 5.5 of the Contract and in order to maintain adequate solvency levels, TISA will only receive the quarterly fee when the coverage of financial expenses before interest and taxes as reflected in the agreed formula, is less than two. In compliance with this clause, during 2004 no fee was paid for technical capacity transfer and management.

During 2004, under this contract the accumulated technology transfer fee was approximately S/.30,443,000 (approximately S/.47,176,000 in 2003). Likewise, during 2004 under this agreement the accumulated management fee was approximately S/.127,400,000 (approximately S/.262,729,000 in 2003).

According to the contract, the amount paid during the year is subject to an audit to be performed during the first quarter of the following year. In Management’s opinion, the amounts recorded for 2004 will not be significantly modified as a result of such audit.

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26.	INTEREST AND FINANCIAL EXPENSES

This item consists of the following:

	2004	2003
	S/.000	S/.000
Revenue from interest:
Interest on accounts receivable from Telefónica Móviles S.A.C., see note 20	986	10,140
Interest on commercial accounts receivable	12,457	19,225
Interest on time deposits	5,145	601
Others	3,946	3,537

Total	22,534	33,503

Interest expenses
Interest on loans	(30,303)	(45,657)
Interest on bonds	(68,418)	(61,791)
Interest on commercial papers	(3,304)	(11,898)
Financial commissions	(2,517)	(4,959)
Others	(19,796)	(22,769)

Total	(124,338)	(147,074)

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27.	OTHER REVENUES AND OTHER EXPENSES

a)	This item consists of the following:

	2004	2003
	S/.000	S/.000
Other revenues:
Revenue from the valuation of investment shares available for sale, note 11 (f)	36,295	—
Revenue from sale of investment in New Skies Satellites, note 11 (f)	25,828	—
Revenue from the sale of property, plant and equipment	21,448	18,532
Revenue from sale of investment in Terra Networks S.A., note 11 (e)	—	49,259
Others	28,794	41,817

Total	112,365	109,608

Other expenses:
Retirement incentive program (b)	(98,006)	(26,211)
Miscellaneous provisions and expenses of previous years (c)	(122,333)	(95,255)
Provision for doubtful accounts, note 9 (d)	(62,504)	(104,245)
Cost of sale of investment in New Skies Satellites, note 11 (f)	(25,617)	—
Cost of sale of property, plant and equipment and intangibles, notes 12 and 13	(11,572)	(12,587)
Cost of sale of investment in Terra Networks, S.A., note 11 (e)	—	(52,805)
Provision for devaluation of investments, note 11 (e)	—	(17,858)
Others	(99,743)	(97,538)

Total	(419,775)	(406,499)

Total other expenses, net	(307,410)	(296,891)

(b)	On October 4, 2004, the Company advised its employees of the launching of Voluntary Retirement Program with exceptional benefits, under certain characteristics and effective until March 31, 2005. The expense for this concept corresponds to those employees who have resorted to this program until December 31, 2004, as well as to employees corresponding to other programs implemented in 2004.

(c)	Expenses originating from provisions and expenses from previous years, including provisions related to depreciation of fixed assets and deferred expenses.

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28.	INCOME TAX AND WORKERS’ PROFIT SHARING

(a)	Following is the breakdown of income tax and workers’ profit sharing shown in the accompanying profit and loss statement:

	2004	2003
	S/.000	S/.000
Workers’ profit sharing:
Current	147,489	76,606
Deferred	(12,101)	(12,651)

Total	135,388	63,955

Income tax:
Current	395,878	208,019
Deferred	(31,517)	(35,341)

Total	364,361	172,678

(b)	Following is the reconciliation of the income tax rate and the effective rate:

	2004		2003
	S/.000%		S/.000%
Revenue before income tax	417,391	100.0	196,768	100.0
Income tax rate	30%		30%

Income tax according to legal rate	125,217	30.0	59,030	30.0

Tax effect on additions:
Miscellaneous provisions	180,964	43.3	48,603	24.7
Rental of premises of public telephony	32,496	7.8	33,813	17.2
Non-deductible financial expenses	4,091	1.0	3,594	1.8
Others	21,593	5.2	27,638	14.0

Income Tax expense according to effective rate	364,361	87.3	172,678	87.7

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(c)	Components of the net deferred liability are as follows:

	At January 1, 2003	(Charge) deposit to the profit and loss statement	Charge to equity	Others	Result of exposure to inflation	At December 31, 2003	(Charge) deposit to the profit and loss statement	Charge to equity	Others	Result of exposure to inflation	At December 31, 2004
	S/.000	S/.000	S/.000		S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Deferred asset:
Provision for doubtful account	20,375	(15,363)	—	—	(400)	4,612	14,748	—	—	(215)	19,145
Leasing agreements	5,723	(1,933)	—		(111)	3,679	(3,363)	—	—	(172)	144
Impairment (revaluation) of investments	59,704	4,618	—		(1,171)	63,151	(18,290)	—	—	(2,950)	41,911
Provision for misc. legal contingencies	27,757	10,802	—		(544)	38,015	5,171	—		(1,777)	41,409
REI of inventories, investments and land	9,534	735	—		(187)	10,082	—	—		(470)	9,612
Others	54,550	(6,448)	(5,347)	—	(884)	41,871	18,781	(4,558)	—	(1,956)	54,138

Total	177,643	(7,589)	(5,347)	—	(3,297)	161,410	17,047	(4,558)	—	(7,540)	166,359

Deferred Liabilities :
Depreciation	(1,100,935)	30,841	(18,952)	—	41,874	(1,047,172)	1,841	(16,157)	43,522	244	(1,017,722)
Software license	(61,070)	22,305	(1,325)	—	1,197	(38,893)	6,718	(1,130)	—	1,817	(31,488)
Leasing Agreements	(10,491)	(776)	—	—	206	(11,061)	157	—	—	516	(10,388)
Telephone plant	(76,967)	(771)	—	—	1,508	(76,230)	13,426	—	6,853	3,561	(52,390)
Revalued assets	(53,389)	3,984	—	—	612	(48,793)	4,431	—	—	2,279	(42,083)
Others	(18,075)	(2)	—	14,691	1,95	(2,091)	(2)	—	—	98	(1,995)

Total	(1,320,927)	55,581	(20,277)	14,691	46,692	(1,224,240)	26,571	(17,287)	50,375	8,515	(1,156,066)

Net deferred liability	(1,143,284)	47,992	(25,624)	14,691	43,395	(1,062,830)	43,618	(21,845)	50,375	975	(989,707)

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29.	EARNINGS PER SHARE

Basic and diluted earnings per share is calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding at the date of the balance sheet.

	Shares outstanding	Base number of shares for calculation	Effective days until close of year	Weighted average of shares
Balance at December 31, 2003	1,721,964,417	1,721,964,417	365	1,721,964,417

Balance at December 31, 2004	1,721,964,417	1,721,964,417	365	1,721,964,417

The calculation of the earning per basic and dilute share for the years ended December 31, 2004 and 2003 is shown below:

At December 31, 2004			At December 31, 2003
Earning (numerator)	Number of shares (denominator)	Earning per share	Earning (numerator)	Number of shares (denominator)	Earning per share
S/.		S/.	S/.		S/.
53,030,000	1,721,964,417	0.030796	24,090,000	1,721,964,417	0.013990

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30.	BUSINESS SEGMENT INFORMATION

(a)	Relevant financial information corresponding to business segments, at December 31, 2004 and 2003 is shown below:

	Fixed Telephony		Long-distance		Equipment supply		Other services		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Investment in fixed assets	9,568,115	9,630,210	2,825,742	2,810,423	282,456	242,855	2,236,563	2,212,944	14,912,876	14,896,432
Cumulative Depreciation	(6,232,868)	(5,775,776)	(1,655,894)	(1,501,866)	(173,257)	(162,846)	(1,277,428)	(1,194,976)	(9,339,465)	(8,635,464)
Intangible assets	426,612	389,914	65,528	59,892	—	—	361,080	330,019	853,220	779,825
Cumulative amortization	(316,332)	(273,276)	(45,589)	(41,976)	—	—	(267,740)	(231,297)	(632,661)	(546,549)
Total assets	3,762,416	4,346,887	1,436,883	1,754,871	149,557	122,560	1,697,648	1,738,368	7,046,504	7,962,686
Total liabilities	2,325,456	2,431,053	418,363	492,463	33,377	56,355	1,536,994	1,516,677	4,314,190	4,496,548
Operating Revenue	1,772,041	1,898,015	331,201	393,201	44,608	43,562	1,013,417	968,856	3,161,416	3,303,634
Operating Expenses	(1,346,114)	(1,539,623)	(330,844)	(368,186)	(46,865)	(48,865)	(615,727)	(718,633)	(2,339,653)	(2,675,307)
Profit (Loss) of the year	425,927	358,392	506	25,015	(2,360)	(5,303)	397,690	250,223	821,763	628,327

(b)	Following is relevant financial information corresponding to the geographical segments of Lima and provinces at December 31, 2004 and 2003:

	Lima		Provinces		Total
	2004	2003	2004	2003	2004	2003
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Investment in fixed assets	9,990,385	9,959,602	4,992,491	4,936,830	14,912,876	14,896,432
Cumulative depreciation	(6,392,078)	(5,929,940)	(2,947,387)	(2,705,524)	(9,339,465)	(8,635,464)
Intangible assets	848,110	774,265	5,110	5,560	853,220	779,825
Cumulative amortization	(628,165)	(542,396)	(4,496)	(4,153)	(632,661)	(546,549)
Operating revenue	2,395,081	2,333,430	766,335	970,204	3,161,416	2,303,634
Operating expenses	(1,607,850)	(1,851,389)	(731803)	(823,918)	(2,339,653)	(2,675,307)
Operating profit	787,231	482,041	34,532	146,286	821,763	628,327

31.	FINANCIAL INSTRUMENTS

The Company is exposed to market risks in the normal course of its operations; nevertheless, Management establishes control policies for credit, liquidity, market, interest rates and foreign currency risks, based on its technical knowledge and experience.

Credit risk

Credit risk is controlled through the evaluation and analysis of individual transactions, for which purpose an evaluation is made on the basis of the age of the accounts receivable, which is used to estimate the necessary provision for doubtful accounts, see notes 4(e) and 8 (b). In addition, partial and full suspensions of the service are made to clients who have overdue accounts receivable over 120 days.

Liquidity risk

Liquidity is controlled through the matching of the maturities of assets and liabilities, by obtaining credit lines and/or by issuing marketable securities that allow the Company to develop its activities normally.

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Foreign currency risk

Regarding foreign currency transactions, the most significant risk relates to the fact that a part of the loans have been obtained in U.S. dollars; therefore, a significant devaluation of the local currency would have an adverse effect in the fulfillment of such obligations, because most of the revenues are generated in new soles. Management monitors this risk through an analysis of Peruvian macro-economic indicators and, in its opinion, at date of this report, there are no factors that indicate that a significant devaluation of the Peruvian currency is likely to occur. Furthermore, in order to mitigate this risks, the Company carries out foreign exchange forward transactions and currency swaps, see note 5.

Interest rate risk

This risk has been reduced due to the credit rating of the Company and of the Telefónica Group, which allows obtaining competitive interest rates in local and international markets, reducing this risk.

Fair value of financial instruments

Accounting standards define a financial instrument as cash, evidence of property in an entity, or a contract whereby its is agreed to or imposed on an entity the right or the contractual obligation of delivering or receiving money or any other financial instrument. Fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The best evidence of a fair value is its quoted market price, if available.

In the event quotations are not available, the fair value is estimated based on the quoted market price of a financial instrument with similar characteristics, on the present value of the expected cash flows, or on other appraisal techniques, all of which are significantly affected by the various assumptions used. In spite of the fact that Management uses its best judgment to estimate the fair value of its financial instruments, inherent weaknesses exist in any appraisal technique. Consequently, fair value could not be an approximation of net realizable value or of the value of liquidation.

A significant part of the assets and liabilities of the financial statements are short-term financial instruments, with less than a one-year maturity. The fair value of these financial instruments, with the exception of those for which an active market exists, is considered to be equivalent to the recorded value at the date of the balance sheet.

The methodologies and assumptions used depend on the terms and characteristic risks of the different financial instruments and include the following:

•	Cash and banks do not represent a significant credit or interest rate risk. Therefore, it has been assumed that their book values are representative of their fair values.

•	Trust Fund investments (U.S. Treasury Papers) are stated at their estimated market value.

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Item 4

•	Due to the fact that accounts receivable are presented net from their provision for doubtful accounts and have a maturity of less than one-year, Management considers that their fair value does not differ significantly from their book value.

•	Investments available for sale are shown at their fair value. For permanent investments with available market prices, the fair value has been determined based on such price. For those investments without available market price and considering that they are not marketable securities, Management has considered that their book value is similar to their fair value.

•	In the case of liabilities that bear interest with a maturity of more than one year, the fair value was calculated using discounted cash flows at outstanding rates applicable to liabilities with similar characteristics. At December 31, 2004, the reasonable value and the book value of these liabilities amounts to S/.957,000,000 and S/.917,000,000, respectively (S/.1,355,000,000 and S/.1,282,000,000 at December 31, 2003, respectively).

•	For financial liabilities that bear interest at variable and preferential rates, it has been assumed that their book value is the same as their market value.

•	The fair value of derivatives is based on market valuations.

Based on the criteria described above, Management considers that there are no significant differences between the book value and the fair value of the financial instruments presented in the financial statements.

32.	CONTINGENCIES

In the normal course of its operations, the Company is subject to several tax, labor, administrative and regulatory claims, which are recorded according to accounting principles generally accepted in Peru, see note 4. The most significant contingencies at December 31, 2004 and 2003 are described below:

(a)	To date, the assessments received from the tax authority are the following:

(i)	As a result of the audit of year 1998, on February 11, 2002 the Company was notified by SUNAT through several resolutions for the payment of income tax and value added tax, including fines and interest, for approximately S/.223,051,978 (at historical values of the date of the assessment).

The Company filed a claim against those resolutions on the basis that they are not in accordance with legal rulings in force in Peru. To date, we are awaiting for SUNAT to issue a Resolution.

Management and its legal advisors consider that the results of this proceeding will not have a significant impact on the Company’s financial statements.

50

Item 4

(ii)	On December 24, 2003, SUNAT notified the Company through various resolutions for the additional payment to cover pre-payments of income tax, income tax withholdings applicable to non-domiciled taxpayers, and value added tax, corresponding to 1999. Said assessment, including fines and interest, amounts to approximately S/.213,751,359 (historical values at the date of the assessment ).

The Company has appealed all said resolutions since, in its opinion, they do not agree with legal norms currently in force in Peru.

Management and its legal advisors consider the results of these proceedings will not have a significant impact on the Company’s financial statements.

(iii)	As a result of the audit made of year 1999, on December 23, 2004 the Company received an assessment for an alleged failure to pay the Annual Income Tax for said year.

On January 20, 2005, the Company filed a claim appeal against said resolutions, since, in its opinion, in spite of being large amounts, the assessment is not in keeping with the tax rules in force in Peru.

Management and its legal advisors consider that the results of the proceedings will not have a significant impact on the Company’s financial statements.

(iv)	Likewise, on December 23, 2004 the company received several Determination Resolutions issued by SUNAT for payments on account of Income Tax, Income Tax Withholding applicable to the non-domiciled parties and Value Added Tax corresponding to year 2000.

In spite that the assessment is for a large amount, the Company filed a claim appeal on January 20, 2005 on the grounds of inadmissibility.

Management and its legal advisors consider that the results of the proceedings will not have a significant impact on the Company’s financial statements.

(b)	At December 31, 2004 and 2003, the Company has several labor and civil lawsuits and administrative processes. Both, internal and independent legal advisors are conducting such lawsuits. At December 31, 2004 and 2003, Management and its legal advisors have deemed necessary, based on the available evidence at such dates, to record provisions to cover the risks of said contingencies, as set forth in note 4(l), against the results of years 2004 and 2002, respectively.

In this sense, Management and its legal advisors, both internal and external, have been monitoring the different risks that affect the Company and consider that the provisions for contingencies recorded to date are sufficient to cover the identified business risks at December 31, 2004.

51

Item 5

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 1

APPROVAL OF CORPORATE MANAGEMENT AND ECONOMIC RESULTS OF

FINANCIAL YEAR 2004

“THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.”

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Article 221 of the General Corporations’ Law, the Board of Directors has prepared the Annual Report and the financial statements for financial year 2004;

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must issue a statement on the corporate management and economic results of the Company expressed in the financial statements;

The Board of Directors proposes to the Mandatory Annual Shareholders’ Meeting the following

MOTION:

1. To approve the corporate management and the economic results of financial year 2004, which are expressed in the Annual Report and Audited Financial Statements.

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 2

APPROVAL OF A PROGRAM TO REDUCE THE SHARE CAPITAL AND

AMENDMENT OF ARTICLE 5 OF THE COMPANY BYLAWS

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, the Board of Directors has deemed it convenient for the corporate interests to reduce the company’s share capital in order to achieve an adequate capital structure, which transaction will not affect the interests of corporate creditors whose credits are adequately protected, or will affect the equity situation and the company’s permanent capital situation;

WHEREAS, in this sense, according to law, the Board of Directors has submitted for the consideration of the shareholders the approval of a share capital reduction program, on a fractionated basis, in order to return contributions to shareholders, up to the amount of S/.1,350 million, during a term not to exceed 12 months.

As a result of the foregoing, a proposal is submitted to the shareholders for the approval of said share capital reduction program to return contributions to shareholders in the described terms and to delegate powers to the board of directors in order to determine the amount or amounts to be reduced, the form and time when the capital reductions included in the program will be made and other aspects related to said transaction within the limits to be approved by this meeting to this end.

Item 5

The board of directors proposes the following to the mandatory annual shareholders’ meeting.

MOTION:

1.	To approve a share capital reduction program to return contributions to shareholders, which will be carried out within a term of no more than 12 months counted from the date of this meeting and up to an amount not to exceed S/.1,350 million.

2.	To delegate the broadest power to the board of directors to (i) establish the partial amounts to be reduced within the limits and time frames approved in this meeting; (ii) fix the date on which the corresponding capital reductions will be effective; (iii) to determine each time the way in which the capital reduction will be done, that is, if it will be through amortization of shares or decrease of the nominal value of issued shares; (iv) under the provisions set forth in Article 198 of the General Corporations’ Law, to amend Article 5 of the Company Bylaws on the occasion of each of the capital reduction resolutions to be adopted; (v) to establish the respective dates of registration, exchange and delivery; (vi) order to publication of the share capital reduction notices according to law; and (vii) represent the Company and sign on its behalf any public or private document that may be required to fully enforce and comply with this resolution.

Item 5

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 3

MODIFICATION OF THE DIVIDEND PAYMENT POLICY

“THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.”

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law and in Article 85 of the Single Revised Text of the Securities Market Law, the Shareholders’ Meeting must decide the dividend policy and the modification thereof, having summoned said body to this end as required by law;

WHEREAS, the Shareholders’ Meeting of Telefonica del Peru S.A.A., in its meeting dated March 5, 1997, approved the dividend payment policy by virtue of which up to 50% of the net profits of each financial year may be allocated to this end and the respective dividends may be paid, either on a provisional or final basis, for each financial year, in accordance with a given calendar.

WHEREAS, in order to adequately compensate the shareholders, the Board of Directors has proposed the modification of the dividend payment policy currently in force, so as to allow the distribution of all the net profits of each financial year (up to 100%), after deducting the workers’ profit sharing, the taxes required by law and the corresponding legal reserve, establishing each time the percentage and amount that will be allocated to this end.

Similarly, it is proposed that the payment of dividends, whether provisional or final, will be made whenever it is deemed convenient, based on investment requirements and on the company’s financial situation and not on a previously determined calendar.

Consequently, the Board of Directors proposes the following to the Mandatory Annual Shareholders’ Meeting:

MOTION:

1. To modify the dividend payment policy approved by the Shareholders’ Meeting held on March 5, 1997, in the following terms:

The full amount of the net profits of the years may be allocated to the payment of dividends, after deducting the workers’ profit share, the taxes required by law and the corresponding legal reserve, which may be paid either as provisional or final for each financial year, whenever it is deemed convenient, based on investment requirements and on the company’s financial situation.

The Board of Directors will establish, as appropriate, the percentage, amount and time for the distribution of dividends, being authorized to determine the respective cut-off, registration and delivery dates.

Item 5

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 4

APPLICATION OF PROFITS

“THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.”

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must resolve on the application of profits that may have been obtained during the financial year;

WHEREAS, as a result of the 2004 corporate management a net profit of S/. 53,030,219.72 has been obtained after deducting workers’ profit sharing and the respective taxes payable by law;

WHEREAS, pursuant to Article 229 of the General Corporations’ Law, a minimum of 10% of the year’s distributable profits, after deducting income tax, must be allocated to legal reserve, until it reaches an amount equal to one-fifth of the share capital;

WHEREAS, it is convenient to maintain the full amount of the net profit obtained in financial year 2004 in the cumulative results account, to be applied on a later date.

The Board of Directors proposes the following to the Mandatory Annual Shareholders’ Meeting.

MOTION:

1.- To approve that the full amount of the net profits of Telefonica del Peru S.A.A., after deducting the workers’ profit sharing and the corresponding income tax, and deducting the legal reserve, be allocated to the Company’s cumulative results account, to be applied on a later date.

2.- To delegate powers to the Board of Directors so that, if it is deemed relevant and after assessing the company’s financial situation, it may determine the destination that it will give to the cumulative results, being able to resolve the payment of dividends charged to all or part thereof, in one or more tranches, for which purpose it is authorized to fix the amount, the respective registration and delivery dates, as well as any other aspect that may be required to enforce this benefit.

3.- Pursuant to the dividend policy approved at this meeting, to empower the Board of Directors to fix, should it deem it relevant and after assessing the company’s financial situation, a provisional dividend on account of the final dividend to be approved by the Shareholders’ Meeting for financial year 2006 in respect of financial year 2005, authorizing it for such purpose to fix the amount, and the respective cut-off, registration and delivery dates and any other aspect that may be required, as appropriate, to enforce it.

Item 5

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 5

BOARD OF DIRECTORS’ COMPENSATION

“THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.”

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must fix the Board of Directors’ compensation;

The Board of Directors proposes to the Shareholders’ Meeting the following:

MOTION:

1. To maintain as the directors’ compensation for financial year 2005, the one fixed at the Shareholders’ Meeting dated March 9, 1998. This compensation will be paid only to those directors who are not simultaneously executives of any of the companies pertaining to the Telefonica Group, with the exception of the Chairman of the Board and the General Manager.

Item 5

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

MOTION NO. 6

DELEGATION OF FACULTIES TO THE BOARD OF DIRECTORS FOR THE

DESIGNATION OF EXTERNAL AUDITORS FOR FINANCIAL YEAR 2005

“THE BOARD OF DIRECTORS OF TELEFONICA DEL PERU S.A.A.”

WHEREAS, in compliance with the provisions set forth in the General Corporations’ Law, a Mandatory Annual Shareholders’ Meeting has been summoned;

WHEREAS, pursuant to the provisions contained in Articles 114 of the General Corporations’ Law and 16 of the Corporate Bylaws, the Mandatory Annual Shareholders’ Meeting must designate or delegate to the Board of Directors the designation of the company’s external auditors;

The Board of Directors proposes to the Shareholders’ Meeting the following:

MOTION:

1. To delegate to the Board of Directors the designation of the external auditors for financial year 2005.

Item 6

Liability Statement

This document contains true and sufficient information in respect of the development Telefonica del Peru S.A.A.’s business during 2004. Without prejudice to the issuer’s liability, the undersigned assumes liability for the contents hereof in accordance with the applicable legal rules.

Fermín Álvarez Carril

Central Finance Manager

Lima, February 25, 2005

Item 7

Telefónica del Perú S.A.A. and Subsidiaries

Independent Auditors’ Report

Consolidated Financial statements

Years ended December 31, 2004 and 2003

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Telefónica del Perú S.A.A.

We have audited the accompanying balance sheets of Telefónica del Perú S.A.A. (a telecommunications company established in Peru, subsidiary of Telefónica, S.A. from Spain,) and Subsidiaries at December 31, 2004 and 2003, and the related consolidated profit and loss, changes in shareholders’ equity, and cash flow statements for the years then ended on those dates. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Auditing Standards Generally Accepted in Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above-referred consolidated financial statements, present fairly, in all material respects, the financial position of the Telefonica del Peru S.A.A. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of its operations and cash flows for the years then ended in keeping with accounting principles generally accepted in Peru.

LUIS HERNANDEZ Y ASOCIADOS

Countersigned by:

/s/ Eduardo Gris Percovich (Partner)
Eduardo Gris Percovich
CPC Register No.12159

February 8, 2005

TELEFÓNICA DEL PERÚ S.A.A AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AT DECEMBER 2004 and 2003

In constant currency

	Note	2004	2003
		S/.000	S/.000
ASSETS

CURRENT ASSETS
Cash and banks	6	63,332	52,457
Trust Fund	7	37,325	48,622
Commercial accounts receivable, net	8	569,592	664,226
Accounts receivable from related companies	20	134,280	262,206
Other accounts receivable, net	9	53,950	111,731
Materials and supplies		37,558	29,370
Taxes and expenses paid in advance	10	41,307	71,376
Investments	11	95,205	84,527

Total current assets		1,032,549	1,324,515

NON-CURRENT ASSETS

Investments, net	11	9,197	6,266
Property, plant and equipment, net	12	5,814,491	6,294,500
Intangibles and other assets, net	13	225,141	236,321

Total non-current assets		6,048,829	6,537,087

TOTAL ASSETS		7,081,378	7,861,602

	Note	2004	2003
		S/.000	S/.000
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank overdrafts and loans	14	206,847	171,625
Commercial accounts payable	15	478,260	477,535
Accounts payable to related companies	20	32,958	213,338
Other accounts payable	16	1,023,037	700,073

Commercial papers	17	95,000	265,254
Current portion of bonds	18	398,496	27,541
Current portion of long term debt	19	90,211	89,702

Total current liabilities		2,324,809	1,945,068

NON-CURRENT LIABILITIES

Bonds	18	582,522	952,724
Long-term debts	19	335,144	329,736
Security deposits		102,475	109,333
Deferred income tax and workers’ profit sharing	28	1,009,042	1,061,405

Total non-current liabilities		2,029,183	2,453,198

TOTAL LIABILITIES		4,353,992	4,398,266

SHAREHOLDERS’ EQUITY	21
Share Capital		2,333,190	3,098,199
Legal Reserve		372,365	369,957
Cumulative Results		21,831	-4,820

TOTAL SHAREHOLDERS’ EQUITY		2,727,386	3,463,336

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,081,387	7,861,602

See notes to the consolidated financial statements.

TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

In constant currency

	Note		2004	2003
			S/.000	S/.000
OPERATING REVENUES:
Fixed local telephony			1,485,202	1,607,148
International long-distance telephony			109,367	173,801
National long-distance telephony			209,042	204,062
Public and rural telephony			677,378	736,650
Interconnection with other operators			150,603	160,435
Company communications			311,699	238,253
Others			177,422	160,008

TOTAL OPERATING REVENUES			3,459,295	3,616,040

OPERATING EXPENSES:
General and Administrative	23		923,140	1,026,383
Personnel	24		383,739	423,911
Depreciation	12	(a)	910,327	916,693
Amortization	13	(a)	83,365	135,027
Fee for technical capacity transfer and shareholders’ management	25		157,843	309,905
Materials and Supplies			69,692	63,515
Services provided by Shared Service Center			93,529	102,989
Asset impairment provision			27,073	—
Capitalization of expenses for the construction of telephone plant	4	(i)	(38,293)	(47,311)

TOTAL OPERATING EXPENSES			2,610,415	2,913,112

OPERATING PROFIT			848,880	648,928

(Continued)

TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

In constant currency

(Continued)

	Note		2004	2003
			S/.000	S/.000
OTHER REVENUES (EXPENSES):
Revenue from interest	26		24,472	32,284
Expenses from interest	26		(123,058)	(145,570)
Other expenses, net	27		(298,848)	(295,092)

Total			(397,434)	(408,387)

Result for exposure to inflation			78,689	7,146

PROFIT BEFORE WORKERS’ PROFIT SHARING AND INCOME TAX			530,135	283,696

Workers’ profit sharing	28	(a)	(128,309)	(69,868)
Income tax	28	(a)	(350,922)	(190,807)

NET PROFIT			50,904	23,021

			S/.	S/.
PROFIT PER BASIC AND DILUTED SHARE	29		0.030	0.013

See notes to the consolidated financial statements.

TELEFÓNICA DEL PERÚ S.A.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN THE SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED ON DECEMBER 31, 2004 AND 2003

In constant currency

	Note		Number of shares	Share Capital	Legal Reserve	Withheld Results	Total
				S/.000	S/.000	S/.000	S/.000
Balance at January 1, 2003			1,721,964,417	3,098,199	366,572	175,244	3,640,015
Transfer			—	—	3,385	(3,385)	—
Declared Dividends			—	—	—	(174,076)	(174,076)
Amortization of cumulative deferred tax	28	(c)	—	—	—	(25,624)	(25,624)
Net profit			—	—	—	23,021	23,021

Balance at December 31, 2003			1,721,964,417	3,098,199	369,957	(4,820)	3,463,336

Amortization of cumulative deferred tax	28	(c)	—	—	—	(21,845)	(21,845)
Treasury shares	21	(b)	—	(21,896)	—	—	(21,896)
Share capital reduction	21	(a)	—	(743,113)	—	—	(743,113)
Transfer			—	—	2,408	(2,408)	—
Net profit			—	—	—	50,904	50,904

Balance at December 31, 2004			1,721,964,417	2,333,190	372,365	26,759	2,732,314

See notes to the consolidated financial statements.

TELEFÓNICA DEL PERÚ S.A.A AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

In constant currency

	2004	2003
	S/.000	S/.000
OPERATING ACTIVITIES
Collection from clients and others	3,292,555	3,439,757
Other cash collections related to the business	96,502	—
Less:
Payments to suppliers of goods and services	(1,039,494)	(1,083,089)
Payment of salaries and social benefits	(382,398)	(403,924)
Payment of taxes	(408,020)	(373,988)
Payments for interest	(85,584)	(110,846)
Other payments in cash related to the business	(175,964)	(236,755)

Cash from operating activities	1,297,597	1,231,155

INVESTMENT ACTIVITIES
Sale of property, plant and equipment	15,819	18,532
Purchase of property, plant and equipment	(493,852)	(450,233)
Disposal of investments and other assets, net	24,536	61,652
Purchase and development of intangible assets	(150)	—
Purchase of Antena 3 Producciones S.A., net of acquired cash	(12,660)	—

Cash used in investment activities	(466,307)	(370,049)

FINANCING ACTIVITIES:
Bank loans and bank overdrafts, net	12,660	(324,709)
Increase (decrease) net of long term debts	66,230	(508,044)
Settlement of commercial papers, net	(158,093)	(63,083)
Bond issue, net	33,745	198,745
Dividend advances and payments	(375)	(169,602)
Repurchase of shares of own issue	(21,896)	—
Other cash payments related to the activity, net	(743,113)	—

Cash used in financing activities	(810,842)	(866,693)

Loss due to exposure to inflation attributable to cash	(9,573)	(1,111)

CASH INCREASE (REDUCTION)	10,875	(6,698)
Cash balance at the start of the year	52,457	59,155

Cash balance at the end of the year	63,332	52,457

(Continues)

TELEFÓNICA DEL PERÚ S.A.A AND SUBSIDIARES

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

In constant currency

	2004	2003
	S/.000	S/.000
RECONCILIATION OF NET PROFIT WITH CASH FROM OPERATING ACTIVITIES
Net profit	50,904	23,021
Plus (minus) – Entries that do not represent cash revenues or disbursements	—	—
Depreciation and amortization	993,692	1,051,720
Deferred income tax and workers’ profit sharing	(72,822)	(32,305)
Provision for doubtful accounts	112,128	235,877
Result of exposure to inflation	(78,822)	(32,305)
Miscellaneous provisions	222,412	184,389
Provision for impairment of investments	—	17,858
Provision for impairment of property plant and equipment, software and spare parts	27,073	—
Profit from sale of property, plant and equipment	(9,549)	(5,945)
(Profit) loss in sale of permanent investments	(211)	1,000
Share in the results of related companies, not subject to consolidation, net of dividends received in cash	(2,960)	(421)
Revenue from valuation of investment shares available for sale	(36,295)	—
Others, net	(13,139)	14,304
Charges and deposits for net changes in current asset and liability accounts:
Increase in commercial accounts receivable, receivables from related companies an other accounts receivable	(92,808)	(253,312)
Decrease (increase) in materials and supplies	(17,410)	779
Decrease in expenses paid in advance	31,120	22,997
Increase (decrease) in commercial accounts payable to related companies and in other accounts payable	129,831	(109,648)

Cash from operating activities	1,297,597	1,231,155

See notes to the consolidated financial statements.

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	ECONOMIC ACTIVITY

Telefónica del Perú S.A.A., hereinafter “the Company”, is a telecommunications corporation, subsidiary of Telefónica, S.A (a company incorporated in Spain), that provides fixed local telephony services, public telephony services, data transmission, and both domestic and international long-distance telephone services throughout Peru. The Company is the major telecommunications operator of Peru and its activities are supervised by OSIPTEL, the Supervisory Board for Private Telecommunications Investments.

The number of employees of Telefonica del Peru S.A.A. and Subsidiaries at December 31, 2004 and 2003 was 5,179 and 4,290, respectively. The address of Telefonica del Peru S.A.A. is Av. Arequipa 1155, Lima, Peru.

The consolidated financial statements at December 31, 2003 were approved at the Shareholders’ Meeting held on March 26, 2004. The consolidated financial statements for 2004 will be submitted for approval to the Shareholders’ Meeting to be held within the period established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved by the Shareholders’ Meeting without significant changes.

At December 312, the subsidiaries of the Company are:

Telefónica Servicios Integrados S.A.C.

Telefónica Multimedia S.A.C.

Transporte Urgente de Mensajería S.A.C.

Telefónica Servicios Comerciales S.A.C.

Telefónica Servicios Digitales S.A.C.

Servicios Editoriales del Perú S.A.C.

Telefónica Soluciones Globales Holding S.A.C.

Antena 3 Producciones S.A.

Telefónica Servicios Técnicos S.A.C.

Servicios Globales de Telecomunicaciones S.A.C.

Item 7

Following are the activities as well as the most relevant financial information at December 31, 2004 and 2003 of the main subsidiaries.

Entity	Business Activity	Percentage of Ownership		Total Assets		Total Liabilities		Total shareholder’s equity		Net income (loss)
		2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
		%	%	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Telefónica Servicios Integrados S.A.C.	Advanced information and telecommunications system services.	99.99	99.99	—	6	78,017	79,116	(78,017)	(79,110)	1,093	1,330

Telefónica Multimedia S.A.C	Cable Television services	99.99	99.99	188,817	171,674	80,986	84,972	107,831	86,702	21,129	21,397

Transporte Urgente de Mensajeria S.A.C.	Courier services	99.99	99.99	21,085	13,225	17,232	10,640	3,853	2,585	1,268	1,362

Telefónico Servicios Comerciales S.A.C.	Telecommunication related administrative services	99.90	99.90	27,562	9,072	13,143	6,921	14,419	2,151	12,268	43

Telefónica Servicios Digitales S.A.C.	Services of converting and processing documentary images; as well as electronic consulting of converted and stored images	51.00	51.00	6,368	8,587	10,643	11,210	(4,275)	(2,623)	(1,652)	(2,649)

Servicios Editoriales del Perú S.A.C.	Production, distribution and sale of various printed publications.	99.99	99.99	9,603	9,073	28,583	27,700	(18,980)	(18,627)	(353)	(7,988)

Item 7

2.	CONCESSION CONTRACTS AND RATES

CONCESSION CONTRACTS

The Company and the Peruvian State, represented by the Ministry of Transportation and Communications (MTC) have entered into Concession Contracts to provide: (i) Carrier and Local Telephony Services in Lima department and Callao Constitutional Province and (ii) Carrier, Local Telephony and National and International Long-distance Services in the Republic of Peru. These contracts have the nature of law and were approved by Supreme Decree No. 11-94-TCC, dated May 13, 1994; and subsequently amended by Supreme Decree No. 21-98-MTC dated August 4, 1998 and Ministerial Resolutions No. 272-99-MTC/15.03 and No.157-2001-MTC/15.03.

Taking into account the above-mentioned amendments, the Concession Contracts establish the following:

(a)	The services granted in concession to the Company are fixed local telephony, public telephony, local carrier service and both domestic and international long-distance carrier services, as well as telex and telegraphy services.

(b)	The concession term is twenty (20) years, which may be renewed gradually by the MTC at the Company’s request for periods of up to five (5) additional years to the concession term in each renewal. The renewal of the concessions may be requested by the Company to the MTC upon the expiration of each five (5)-year period counted from the effective date of the Concession Contracts, provided the total renewal period does not exceed twenty (20) years.

Through Ministerial Resolution No. 272-99-MTC/15.03 dated June 23, 1999, the Peruvian State granted the Company the first gradual renewal of the concession term for an additional five (5)-year period, extending the concession term until 2019.

Pursuant to the Concession Contracts, in December 2003 the Company filed an application with the MTC for a second gradual renewal of the term for an additional five years. In June 2004, after receiving the evaluation report prepared by OSIPTEL and the comments from the interested parties, the MTC announced its preliminary decision of not granting the requested renewal. The Company timely and adequately filed its objections to the contents of the referred report. At the date of this report, the final decision of the MTC is pending.

(c)	Fixed local telephony services, and domestic and international long-distance carrier telephony services are subject to a capped rate system.

(d)	The Company is obliged to enter into interconnection agreements with other companies engaged in providing carrier and final services, as well as with those providing telecommunications carrier services. The resulting agreements must be submitted for the approval of the Supervisory Board for Private Telecommunications Investments, (OSIPTEL).

(e)	The Company is obliged to comply, among others, with quality and expansion goals in connection with fixed local and national and international long-distance telephony. At the date of preparation of the consolidated financial statements, the Peruvian State had recognized that all the goals assigned to the Company had been satisfactorily fulfilled.

RATES

In March, 2003 the Company modified the rate plans offered, which was approved by OSIPTEL In this way, the Company from offering only 4 plans it started to offer 11, through a combination of fixed monthly rate, minute or second pricing and free units, among others, offering a wide range of prices available according to the needs of each client.

As a result of the changes referred to in the foregoing paragraph, at December 31, 2003, there were about 550 thousand plan migrations, and sales of approximately 204 thousand new plans were made. In 2004, 130 thousand additional migrations occurred.

The rates charged for fixed telephony and long-distance service rates are adjusted on a quarterly basis, according to service baskets, in line with a price cap formula, established on the basis of the combination of the inflation and a productivity factor. Pursuant to the Concession Contracts, the value of the productivity factor must be revised every three years. The first productivity factor, effective between September 2001 and August 2004, was fixed by OSIPTEL at -6% per year.

During the first quarter of 2004 the productivity factor was revised by OSIPTEL. As a result of the corresponding process, the regulatory body fixed said factor at –10.07% per year for installation service charges, monthly rent and local calls; and at

–7.80% per year for national and international long-distance services.

The Company filed a Reconsideration Appeal against OSIPTEL’s decision, requesting the regulatory body to revise the calculation of the productivity factor, reducing its value. The Company pointed out that by including in the Productivity Factor Calculation a variable referred to as economic operation surplus, it generated an overestimation of the referred value. Since the Appeal was overruled, the Company is entitled to resort to arbitration. To date, Company Management is evaluating the different actions that it could take.

3.	OPENING OF THE TELECOMMUNICATIONS MARKET TO COMPETITION

Supreme Decree No. 20-98-MTC approved the policy that outlines the opening of the telecommunications market to competition.

Through Board of Director’s Resolution No. 001-98-CD/OSIPTEL dated January 16, 1998, the Interconnection Regulations were approved in order to ensure the free and fair competition of operators in the telecommunications market, within the framework of the international commitments to which Peru is a party. The above Resolution was later complemented by several provisions, currently assembled in the Single Revised Text of Interconnection Rules, approved by Resolution No. 043-2003-CD/OSIPTEL. The Peruvian legislation provides that operators of public telecommunications services cannot not deny interconnection to other operators, outlines the principles of the interconnection and specifies the conditions for the signing of interconnection contracts as well as for the issuance of interconnection orders by the regulatory body in the absence of an agreement between the parties.

The operators of networks or interconnected services will pay each other interconnection charges, which include the interconnection costs, contributions to the total costs of the local service provider, and a reasonable profit margin. OSIPTEL is legally authorized to fix capped charges through resolutions of a general nature. At December 31, 2004 and 2003, the Company is interconnected to 29 active operators.

The maximum average interconnection charge for the completion of calls in the local fixed network was US$0.01208 and per minute, priced by the second, at December 31, 2004 and 2003.

4.	MAIN ACCOUNTING PRINCIPLES AND PRACTICES

The main accounting principles and practices used by the Telefonica del Peru S.A.A. and Subsidiaries are described below:

(a)	Basis of preparation and presentation

The accompanying consolidated financial statements were prepared based on the accounting records of Telefonica del Peru S.A.A. and Subsidiaries, which are carried at the nominal values of the transaction’s date and include the adjustment to reflect the effect of the changes in the Nation-wide Wholesale Price Index (IPM), applying the Methodology of Integral Adjustment of the Financial Statements for Inflation, approved by the Resolutions issued by the Accounting Standards Council (CNC) No. 002-90-EF/93.01 and No. 003-93-EF/93.01. The net result for exposure to inflation resulting from this adjustment is reflected in the consolidated profit and loss statement. According to the above-mentioned index, inflation was 4.9 percent in 2004 (2.0 percent in 2003).

The adjustment has been made in accordance with the methodology approved by the CNC; that is, (a) non-monetary entries of the consolidated financial statements have been adjusted, (b) monetary entries and entries in foreign currency have not been adjusted because they are expressed in new soles with purchasing power at the date of the consolidated balance sheet, and (c) the result for exposure to inflation (REI) is included in the consolidated profit and loss statement.

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in Peru, which comprise the International Accounting Standards (IAS) and the statements of the Standing Interpretations Committee (SIC), authorized by the Accounting Standards Council (CNC). At December 31, 2003, the CNC has authorized IAS 1 to 41, and SIC 1 to 33, which are currently in force in Peru.

In April 2002, the International Account Standards Board (IASB) approved the publication of the introduction of the International Financing Reporting Standards (IFRS), which established that: whenever the term IFRS is used, it will include the standards and interpretations approved by the IASB, the international accounting standards (IAS) and the SIC interpretations issued by prior entities. To date, the IASB is introducing certain modifications and issuing new versions of the IAS in replacement of those previously used; it is also issuing various IFRS. At an international level, the referred modifications and some revised versions of the IAS are in force, or will go into effect together with the IFRS starting in January 2005. These modifications, as well as the new standards issued, will be applicable in Peru when they are made official by the CNC. To date, Management considers that it is not possible to determine the effect that such changes could have on the consolidated financial statements, since the time of their approval is unknown.

In the preparation and presentation of the consolidated financial statements at December 31, 2004 and 2003, the Company and Subsidiaries have complied with the IAS and SIC in force in Peru that are applicable to them.

On the other hand, through Resolution No. 031-2004-EF/93.01 dated May 11, 2004 issued by the Accounting Standards Council, and Law No. 28394 dated November 22, 2002, the adjustment of financial statements due to inflation, both for accounting and tax purposes, has been suspended starting in financial year 2005. Both rules contemplate that the final balances adjusted by inflation at December 31, 2004, must be considered as initial historical balances starting on January 1, 2005.

The preparation of the consolidated financial statements requires Management to make estimates that could affect the amount of consolidated assets and liabilities reported, the disclosure of asset and liability contingencies at the date of the consolidated balance sheet, and the disclosure of important events included in the notes to the consolidated financial statements; as well as the amounts of consolidated revenues and expenses reported during the current period. Final outcomes could vary from those estimates. The most significant estimates included in the accompanying consolidated financial statements relate to the provision for doubtful accounts, depreciation of property, plant and equipment, provision for investment fluctuation, determination of the reasonable value of investments available for sale, provision for devaluation of fixed assets and intangibles, deferred assets and liabilities for income tax and workers’ profit sharing and the provision for miscellaneous accounts payable.

(b)	Consolidation Principles

The consolidated financial statements at December 31, 2004 and 2003 include the financial statements of Telefónica del Perú S.A.A. and those of. Subsidiaries are those over which the Company exerts control and are the same ones described in note 1.

All significant accounts and transactions between these companies, including unrealized profits and losses have been eliminated in the accompanying consolidated financial statements. The consolidated financial statements are prepared using uniform accounting policies for similar transactions and other events. The minority interest resulting from the consolidation process is not material for the consolidated financial statements.

As stated in note 1 to the consolidated financial statements, in November 2004 the Company acquired 99.00 of the shares of stock of Antena 3 Producciones. The balance of assets and liabilities incorporated to the accompanying consolidated financial statements have been considered as a addition of the year and are not material taking into account the consolidated financial statements as a whole. The included interest and expenses correspond to November and December of 2004 and are neither material taking into account the consolidated financial statements as a whole.

(c)	Assets and liabilities in foreign currency

Foreign currency assets and liabilities are stated in local currency at the exchange rate prevailing at the date of the consolidated balance sheet. The gains and losses related to transactions in foreign currency are recorded in the consolidated profit and loss statement.

(d)	Financial instruments

Financial assets and financial liabilities presented in the consolidated balance sheet mainly include cash and banks, negotiable securities (trust fund), commercial accounts receivable, accounts receivable from related companies, other accounts receivable, investments and all liabilities except for deferred income tax and workers’ profit sharing. The accounting principles on recognition and measurement of these entries are disclosed in the respective accounting policies described in this note.

Financial instruments are classified as liabilities or equity in accordance with the substance of the underlying contractual arrangement that originated them. Interest, dividends, gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments registered as equity are registered directly to equity. Financial instruments are offset when the Company and its Subsidiaries have the legal right to offset them and Management intends to settle them either on a net basis or to realize the asset and settle the liability simultaneously.

The Company has exposure to market risks resulting from changes in interest rates and exchange rates, and uses financial derivatives to partially mitigate these risks. When contracts are qualified as hedging, the accounting of the financial instruments is symmetric to the accounting of the hedged entries. Therefore, the changes in the fair value of the hedging are included in the consolidated profit and loss statement in the same period in which the gains and losses from the hedged entry are recognized.

On the other hand, the Company uses exchange rate forward contracts and foreign currency swaps to mitigate exposure to exchange risk. The forwards and swaps used are for hedging and macro-hedging. The forward gains and losses used for hedging purposes are recorded using an accrual criterion similar to that used in the recording of the result of the hedged transaction. In the case of derivatives used for macro-hedging, these are recorded at their estimated market value, with the gains and losses being recognized in the results for the period during which they are determined.

(e)	Negotiable Securities (Trust fund)

These are debt instruments of the United States of America Treasury that guarantee the securitization transaction explained in note 19 (b). They are stated at the lower of cost or market value. Adjustments resulting from the valuation of these investments are included in the consolidated profit and loss statement. Interest received from the negotiable securities is reported as financial income. On disposal of an investment, the difference between the net disposal proceeds and the cost is included in the item of financial income and expenses, as appropriate, in the consolidated profit and loss statement.

(f)	Commercial accounts receivable

Commercial account receivable are recorded as described in paragraph (n).

The provision for doubtful accounts is charged to income and is determined for the mass customers portfolio based upon the aging of the accounts receivables overdue in over four months as from the invoicing date; and on the basis of specific evaluations in the case of non-mass customers. The provision is recorded in the general expenses item of the consolidated profit and loss statement. In Management’s opinion, this procedure allows reasonably estimating the provision for doubtful accounts, considering the clients’ characteristics in Peru.

(g)	Materials and supplies

Materials and supplies are stated at the lower of cost or net realization value.

Cost is determined by using the average-cost method.

Materials and supplies in transit are recorded at their specific purchase cost.

The provision for impairment is determined considering an analysis of the turnover of materials and supplies, and is charged to results of the year when Management determines the need for said provision.

(h)	Investments

Investments in international telecommunications organizations are considered as investments available for sale and are registered at their reasonable value; in accordance with IAS 39 – Financial Instruments: Recognition and Measurement, recognized by the CNC and in force in Peru at December 31, 2004 and 2003, the gain or loss of a financial asset available for sale is registered in the results of the year in which it arose and is presented in the entry “Other income and expenses” of the profit and loss statement.

The other investments corresponding to non-consolidated interest held in related companies are registered at cost, less the provision for losses in the value estimated to be permanent.

(i)	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment of the value of these assets (see item (p)). Certain assets originally belonging to ENTEL Peru were revalued according to market values determined by independent experts at December 31, 1992. The higher value arising from this revaluation was credited to shareholders’ equity.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Years
Buildings and other constructions	33
Telephone plant	5, 10, 15 and 20
Equipment	5 and 10
Vehicles	5
Furniture and fixtures	10

The useful life and the depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from entries of property, plant and equipment.

Disbursement occurring after a fixed asset has been put into use are capitalized as an additional cost of this asset when it is probable that such disbursement will result in future economic benefits higher than the normal performance originally evaluated for said asset. Disbursements for maintenance and repairs are recognized as an expense of the year in which they are incurred.

Payroll and management costs related to the construction of the telephone plant are capitalized as part of the cost of the related assets. Construction in progress represents telephone plant and assets for data transmission under construction and is registered at cost. This includes the cost of construction, plant and equipment and other direct costs; as well as the cost of important spare parts directly identified with specific assets. Construction in progress is not depreciated until the relevant assets are completed and placed in operational use.

(j)	Leasing

Leasing agreements are registered, by recording, at the beginning of the agreement, the assets and liabilities in the consolidated balance sheet at amounts equal to the fair value of the leased property or, if lower, at the present value of the leasing installments. In calculating the present value of the leasing installments, which excludes the insurance cost, the discount factor used is the implicit interest rate in the leasing agreement. Initial direct costs are considered as part of the asset. Leasing payments are apportioned between the finance charge and the reduction of the liability. The finance charge is allocated to periods during the leasing term so as to produce a constant periodic interest rate on the remaining balance of the liability for each period.

Leasing gives rise to depreciation expenses for the asset as well as financing expenses for each accounting period. The depreciation policy for leased assets is consistent with that for other depreciable assets.

(k)	Intangible assets

Intangible assets are registered initially at cost. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the Company and its Subsidiaries and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortization and any cumulative loss resulting from impairment (see item (p)). Intangible assets are amortized on a straight-line basis over their estimated useful lives, which is mainly 5 years. The amortization period and the amortization method are reviewed at the end of each year.

(l)	Goodwill

Represents the excess of acquisition cost of the subsidiary Telefónica Multimedia S.A.C. over the Telefonica del Peru S.A.A. share in the fair value of the acquired net assets. Goodwill is carried at cost less accumulated amortization and accumulated impairment losses. Goodwill is amortized on a straight-line basis over a 10-year period.

(m)	Provisions

A provision is recognized only when the Company and its Subsidiaries have a present obligation (legal) as a result of a past event and it is probable that resources may be required to pay settle the obligation and a reliable estimate may be made of the amount of the obligation. Provisions are reviewed each period and are adjusted to reflect the current best estimate then available at the date of the consolidated balance sheet.

When the effect of the value of money over time is important, the amount of the provision is the present value of the disbursements expected to be incurred to settle the obligation.

Possible contingencies are not recognized in the consolidated financial statements. They are disclosed in notes to the consolidated financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

(n)	Revenues, costs and expenses recognition

Revenues from telephony services are recognized in the period in which the services are provided, as measured mainly by the minutes of traffic processed.

Fixed telephony and domestic and international long-distance services are recorded on a cyclical billing system. Services not billed from the closing day of the billing to the last day in the month, are included in the next cyclical billing and the corresponding estimate of income is recorded.

Revenues and costs from telephone line installation are recognized at the time the related contracts are signed; except for the “Popular Telephone” service, the installation revenues and costs of which are recognized over the contract term. Other income, costs and expenses are recognized as accrued independently of their realization, and are recorded in their corresponding periods.

(o)	Income tax and workers’ profit sharing

Income tax and workers’ profit sharing are determined in accordance with tax and legal provisions applicable in Peru. The income tax rate and worker’s profit sharing applicable to the Company and its Subsidiaries are 30% and 10%, respectively. Additionally, deferred income tax and worker’s profit sharing are recognized using the balance sheet method. According to said method:

•	Deferred assets and liabilities are recognized in connection with the future tax effects of temporary differences, at the tax rate and workers’ profit sharing percentage, at which the Company and its Subsidiaries expect to settle said taxes.

•	The deferred assets are reduced, if necessary, in the amount of those tax benefits which, according to available evidence, are estimated as not realizable.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset or liability that at some future date will be reversed, thereby resulting an income or expense for income tax and workers’ profit sharing.

Temporary differences are taxable or deductible when the related liability is settled or the related asset is recovered. A deferred tax liability or asset for income tax and workers’ profit sharing represents the amount of taxes payable or refundable in future years, respectively.

In accordance with the corresponding accounting standard, the deferred tax and profit sharing are determined on the basis of the tax rate applicable to their non-distributed profits and the workers participating interest percentage; recognizing any additional tax on profit distribution on the date on which the liabilities for said concept are recognized.

On the other hand, in accordance with CONASEV (National Supervisory Commission of Companies and Securities) Resolution No. 110-99-EF/94.10, the Company chose to record over six years on a straight-line basis starting 1999, the cumulative effect of the deferred tax liability at December 31, 1997, which was a deferred liability amounting to approximately S/.160,035,000 (values at December 31, 2004). At December 31, 2004 the outstanding balance pending registration of the aforementioned cumulate effect was fully registered and is shown in the “Cumulative Results” entry of the consolidated balance sheet. At December 31, 2003, a total of approximately S/.138,190,000 had been registered for this concept (values at December 31, 2004).

(p)	Impairment of assets

Periodically, or whenever events or economic changes occur indicating that the carrying amount of an asset may not be recoverable, Management reviews the long-term value of its assets basically of the property, plant and equipment, intangible assets and goodwill to verify that there is no impairment of these assets. When the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated profit and loss statement.

The recoverable amount is the higher of the net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset the free market, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

(q)	Cash and cash equivalents

Cash and cash equivalents shown in the consolidated cash flow statement consist of the cash and bank balance shown in the consolidated balance sheet.

(r)	Earnings per share

Basic and diluted earnings per share have been calculated based on the weighted average of common shares outstanding at the date of the consolidated balance sheet. Capital shares that may be issued or cancelled due to the capital restatement resulting from the adjustment for inflation of the consolidated financial statements are considered a division of shares and, therefore, for the determination of the weighted average number of shares, it has been considered as if they always were outstanding.

(s)	Business segments

For management purposes, the Company and its Subsidiaries are organized into five businesses (fixed telephony, long-distance, cable television, equipment supply and other services) and two geographical areas (Lima and Provinces). Said divisions are the basis upon which the Company and its Subsidiaries report their primary segment information. Financial information on business and geographical segments is presented in note 30.

(t)	Reclassifications

Certain items in year 2003 consolidated financial statements have been reclassified to make them comparable to those of this year. In the opinion of Company’s Management the amount thereof was not significant in relation to the consolidated financial statements considered as a whole.

5.	TRANSACTIONS IN FOREIGN CURRENCY

Foreign currency transactions are carried out at free market exchange rates. At December 31, 2004, the weighted average free market exchange rate for U.S. dollar transactions, published by the SBS – Superintendencia de Banca y Seguros –(Superintendency of Banking and Insurance) was S/.3.289 for buying and S/.3.283 for selling (S/.3.461 and S/. 3.464 at December 31, 2003, respectively) per US$1.00.

At December 31, 2004 and 2003, the Company and Subsidiaries had the following assets and liabilities in foreign currency:

	Original Currency	2004	2003
		US$000	US$000
Assets:
Cash and Banks	US Dollar	9,162	1,551
Negotiable Securities (Trust Fund)	US Dollar	11,380	13,392
Commercial accounts receivable, net	US Dollar	38,563	38,323
Accounts receivable from related companies	US Dollar	63,706	46,574
Other accounts receivable, net	US Dollar	1,602	824

Total		123,413	100,664

Liabilities:
Bank loans and overdrafts	US Dollar	449	—
Commercial accounts payable	US Dollar	50,991	33,160
Accounts payable to related companies	US Dollar	2,833	12,381
Other accounts payable	US Dollar	3,193	3,093
Commercial papers	US Dollar	—	24,125
Bonds	US Dollar	102,847	102,847
Long term debt	US Dollar	73,397	87,152
	Others	8,046	7,981

Total		241,256	270,739

Purchase position of hedging derivatives (referential value)		92,975	38,000
Purchase position of hedging derivatives (macro hedging) (referential value)		55,000	145,500

Total		147,975	183,500

Net asset position		31,132	13,425

The Company uses forward exchange contracts and foreign currency swaps to mitigate its exposure to exchange risks. At December 31, 2004 and 2003, the Company has entered into forward contracts for the purchase of US dollars and foreign currency swaps for hedging and macro-hedging purposes in a total nominal amount of approximately US$147,975,000 and US$183,500,000, respectively.

At December 31, 2004, the estimated market value for the hedging and macro-hedging transactions corresponds to unrealized losses of approximately S/.5,967,0 and S/.13,272,000, respectively (loss of approximately S/.616,000 and S/.15,722,000, respectively, at December 31, 2003).

In prior years, devaluation (revaluation) of the local currency with regard to the U.S. dollar and inflation (deflation) as per the Nation-wide Wholesale Prices Index, published by the National Statistics and Informatics Institute (INEI), were as follows (in percentages):

Year	Devaluation (revaluation)	Inflation (Deflation)
2001	(2.30)	(2.20)
2002	2.00	1.70
2003	(1.45)	2.00
2004	(5.23)	4.90

6.	CASH AND BANKS

(a)	Cash and banks consist of the following:

	2004	2003
	S/.000	S/.000
Cash	2,701	3,234
Fixed Funds	578	511
Current and savings accounts (b)	46,044	48,712
Time deposits	14,009	—

Total	63,332	52,457

(b)	Current and savings accounts are maintained in local banks, they are denominated in new soles and US dollars. Savings accounts accrue interest rats in force on the local market.

(c)	At December 31, 2004, time deposits are denominated in new soles and in US dollars, are remunerated at current rates in the local market and mature in January 2005.

7.	NEGOTIABLE SECURITIES (TRUST FUND)

Consists of short-term investments in U.S. Treasury Papers to guarantee the securitization explained in note 19 (b) amounting to approximately US$11,380,00 (equivalent to approximately S/.37,325,000) and approximately US$13,392,000 (equivalent to approximately S/.48,622,000, at values of December 31, 2003) at December 31, 2004 and 2003, respectively, purchased through “The Bank of New York.” The funds used in the purchase of these investments were provided by the collection accounts of the aforementioned securitization.

The market values of these investments as per their quoted price in the over the counter market (OTC), added to the value of the cash deposits originating from the securitization account, at December 31, 2003 and 2004, amount to approximately US$11,380,000 and US$14,68,000, respectively. At the date of this report, there have been no significant fluctuations in market value of the invested securities.

8.	COMMERCIAL ACCOUNTS RECEIVABLE, NET

(a)	Commercial accounts receivable consist of the following:

	2004	2003
	S/.000	S/.000
Local and public fixed telephony	1,165,804	1,224,884
Cable Television	144,166	147,207
Data Transmission	107,290	108,620
Interconnection	69,825	97,730
Foreign Carriers	47,375	52,230
Others	80,430	84,097

	1,614,890	1,714,768
Less:
Provision for doubtful accounts (b)	1,045,298	1,050,542

Total	569,592	664,226

Commercial accounts receivable have current maturities.

Accounts receivable related to local and public fixed telephony services are billed in new soles, while accounts receivable related to cable television, data transmission services, interconnection and foreign telecommunications carriers are billed in US dollars. Other services are billed in U.S dollars.

At December 31, 2004, the Company has approximately 2,151,000 basic telephony and public telephony – fixed lines (1,964,000 at December 31, 2003). Furthermore, at December 31, 2004 and 2003, the Company and its Subsidiaries have approximately 205,000 and 90,7000 broad band clients (speedy and cablenet), respectively.

(b)	The turnover of the provision for doubtful accounts at December 31, 2004 and 2003 was as follows:

	2004	2003
	S/.000	S/.000
Balance at January 1	1,050,542	944,328
Plus (minus)
Provision of the year, note 23 (a)	49,868	21,493
Write-offs	—	(3,925)
Loss for exposure to inflation	(54,868)	(21,493)

Balance at December 31	1,045,298	1,050,542

In the opinion of the Management of the Company and Subsidiaries, the balance of this provision adequately covers any risk of loss in commercial accounts receivable at the date of the consolidated balance sheet.

9.	OTHER ACCOUNTS RECEIVABLE, NET

(a)	Other accounts receivable consists of the following:

	2004	2003
	S/.000	S/.000
Accounts receivable for coercive collection (b)	156,435	164,029
Claims from third parties	43,545	44,519
Accounts receivable from third parties	21,039	9,708
Loans to personnel, note 20 (c)	6,594	4,595
Advances granted to suppliers	3,490	1,229
Others (c)	5,903	21,260

	237,006	245,340
Less:
Provision for doubtful accounts (d)	(183,056)	(133,609)

Total	53,959	111,731

(b)	Corresponds mainly to seizures without judicial sentences executed by various municipalities in Lima and provinces, claiming, in most of the cases, the payment of licenses and fines for installation of external plant allegedly without municipal authorization. Coercive collection processes have been initiated in most of such administrative procedures, which have resulted in liens affecting the Company funds and credit rights, prior to the existence of a definitive judicial sentence. The internal legal advisors of the Company consider these cases have been initiated illegally, infringing the right to defense of the Company, or that they lack the necessary legal grounds. In that sense, some of the coercive collections executed were declared illegal by several judicial instances. The Management continues the relevant legal actions and, by virtue of said pronouncements, estimates that the seizures will be declared illegal; then all the necessary actions will be initiated to recover the funds that have been seized. Also, their recoverability is being assessed.

(c)	“Other accounts receivable” are denominated in local and foreign currency, and do not bear interest. Other accounts receivable not corresponding to provisioned accounts have current maturities.

(d)	The provision for doubtful accounts for the year 2004 and 2003 amounted S/.63,504,000 and S/.104,245,000, respectively, and is included in “Other expenses” in the consolidated profit and loss statement, see note 27.

10.	EXPENSES PAID IN ADVANCE

(a)	This item consists of the following:

	2004	2003
	S/.000	S/.000
Transmission rights for sporting events (b)	12,237	16,059
Publicity not consumed	4,442	8,113
Others	24,628	47,204

Total	41,307	71,376

(b)	Corresponds to the rights acquired by Telefonica Multimedia S.A.C. for the broadcasting of soccer matches played by various professional clubs in Peru. These contracts are in force until 2005. The amounts paid are accrued on a straight-line basis during the term of the contracts and the expenses of the period is shown in the item “General and administrative expenses” of the consolidated profit and loss statement.

11.	INVESTMENTS, NET

(a)	This item consist of the following:

	Interest percentage in the capital %	Book Value
		31.12.04	31.12.03
		S/.000	S/.000
Investments available for sale:
Interest in Intelsat Ltd. (d)	0.93	95,205	58,910
Interest in New Skies Satellites (d)	0.76	—	25,617

Total		95,205	84,527

Other Investments:
Miscellaneous, note 4(h)		15,884	12,953
Provision for impairment of other
investments (b) and (c)		(6,687)	(6,687)

Total		9,197	6,266

(b)	The turnover of the provisions for the impairment of other investments in 2004 and 2003 was as follows:

	2004	2003
	S/.000	S/.000
Balance at January 1	6,687	51,647
Plus (minus)
Provision of the year, (c)	—	17,858
Withdrawals	—	(62,818)

Balance at December 31	6,687	6,687

(c)	In July 2003, through a Takeover Bid, the company sold to Telefonica S.A. of Spain the shares held by it in Terra Networks S.A. The sale value was US$13,273,000 equivalent to S/.49,259,000 resulting in a loss of S/.21,404,000, shown in it item “Other expenses” of the consolidated profit and loss statement, see note 27 (a).

(d)	In November 2004, the Company sold under a private contract to the Black Stone Group, all the shares held by it in New Skies Satellites in the amount of US$7,843,000, equivalent to S/.25,828,000, see note 27 (a).

On August 16, 2004, the Board of Directors of Intelsat Ltd. approved the purchase of the company by Zeus Holdings Ltd. (a company domiciled in the Bermuda Islands). In this regard, on October 13, 2004, the Delegated Commission of the Administration Council of Telefonica S.A. of Spain recommended the companies of the Telefonica Group to sell their shares in Intelsat Ltd. In the meeting dated October 20, 2004, the Board of Directors of the Company approved the sale of its entire participating interest in Intelsat Ltd. (1,548,075 shares).

On January 28, 2005, Intelsat Ltd. announced the close of negotiations with Zeus Holdings Ltd., whereby its shareholders, among them the Company, will receive $18.75 in cash per share. To date, the procedure to execute the sale is underway. As a result thereof, the Company has considered at December 31, 2004 that the reasonable value of its investment corresponds to the aforementioned closure value and has recognized in the 2004 results an amount of approximately S/.36,295,000 shown in the item “Other revenues and other expenses” of the consolidated profit and loss statement, see note 27 (a).

12.	PROPERTY, PLANT AND EQUIPMENT, NET

(a)	Following is the turnover of this entry:

	Land	Buildings and other constructions	Telephone Plant	Equipment	Vehicles	Furniture and Fittings	Works in progress to be received	2004	2003
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Cost:
Balance at January 1,	156,144	876,967	12,924,878	609,690	129,999	67,973	255,141	15,020,794	14,666,574
Additions	—	—	40	374	236	802	492,400	493,852	450,234
Transference to intangibles, note 13	—	—	—	—	—	—	(76,231)	(76,231)	(60,003)
Transfers	10	2,662	329,476	6,493	—	51	(338,695)	—	—
Incorporation of assets of Antena 3 Producciones S.A.	1,341	8,761	1,280	19,352	219	797	111	31,861	—
Withdrawals and sales	(10,471)	(2,807)	(62)	(7)	(449)	—	(1,661)	(15,457)	(36,011)
Others	(19)	418	18,565	(80)	(539)	160	(203)	18,302	—

Balance at December 31	147,007	886,001	13,274,180	635,822	129,466	69,783	330,862	15,473,121	15,020,794

Cumulative depreciation and impairment loss:
Balance at January 1	—	348,806	7,728,438	472,337	127,049	48,674	—	8,726,294	7,819,856
Depreciation of the year	—	23,356	824,561	55,752	1,531	5,127	—	91,327	916,693
Incorporation of cumulative depreciation of Antena 3 Producciones S.A.	—	1,131	602	9,755	143	326	—	11,957	—
Withdrawals and Sales	—	(1,895)	(11)	—	(311)	—	—	(2,217)	(10,255)
Impairment provision (d)	—	13,851	—	—	—	—	—	13,851	—
Others	—	(75)	(1,007)	(34)	17	(2)	—	(1,101)	—

Balance at December 31	—	386,205	8,552,054	537,847	128,400	54,124	—	9,658,630	8,726,294

Net book value	147,007	499,796	4,722,126	97,975	1,066	15,659	330,862	5,814,491	6,294,500

(b)	Fully depreciated Property, plant and equipment

At December 31, 2004 and 2003, certain assets for approximately S/.3,555,338 and S/.3,339,976,000, respectively, are fully depreciated; however, these asssets and are still in use.

(c)	Revalued property, plant and equipment

The net balance of property, plant and equipment at December 31, 2004, includes the results of a voluntary revaluation at market made by ENTEL Perú at December 31, 1992 based on an appraisal conducted by independent experts. The sum arising from this revaluation was credited to shareholders’ equity.

The cost and cumulative depreciation of these assets at December 31, 2004 amounts to approximately S/448,888,000 and S/.329,323,000, respectively (S/.448,888,000 and S/.317,414,000, respectively at December 31, 2003).

(d)	Impairment provision

In 2004 the Company made an impairment provision amounting to S/. 13,851,000, additional to the one registered on the books at December 31, 2003, mainly corresponding to certain telephone plant property and equipment. At December 31, 2004, the balance of the impairment provision amounts to S/.79,192,000.

At December 31, 2004 and 2003, in accordance with the policy explained in Note 4(p), Management has determined that the recoverable value of its property plant and equipment exceeds the book value thereof.

(e)	Assets under leasing agreements

At December 31, 2004 and 2003, the buildings and other constructions, and vehicles item include assets purchased under leasing agreements pending payment in an amount of approximately S/.25,502,000 and S/.27,539,000, net of cumulative depreciation, respectively.

(f)	Insurance

The Company and its Subsidiaries maintain insurance contracts on its main assets as per the policies established by Management. In this sense, at December 31, 2004, the Company has insurance coverage for plant and equipment for up to US$200,000,000 (equivalent to S/.656,000,000). In Management’s opinion, its insurance policies are consistent with the international practice in the telecommunications industry and the risk of contingent losses for disasters considered in the insurance policy is reasonable, taking into account the type of assets owned by the Company and its Subsidiaries.

(g)	Construction in progress

This item mainly consists of telephone plant and data transmission construction. Furthermore, at December 31, 2004 and 2003, it includes spare parts amounting to S/.51,569,000 and S/.43,090,000, respectively see note 4 (g), for which an impairment provision was recorded in 2004 amounting to S/.9,222,000.

13.	INTANGIBLES AND OTHER ASSETS, NET

(a)	The turnover of intangibles and other assets is as follows:

	Teledata	Bond Issue	Software & SAP(b)	Goodwill (c)	Right to wireless access	Others	2004	2003
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Cost:
Balance at January 1,	13,846	51,993	623,273	36,144	54,566	133	784,955	734,414
Transfer of construction in progress (note 12)	—	—	76,231	—	—		76,231	60,003
Incorporation of Antena 3 Producciones S.A.	—	—	316	—	—	1,421	1,737	—
Others	(2)	(7)	(86)	5	(7)		(97)	—

Balance at December 31	13,844	51,986	704,738	36,150	54,559	1,554	862,831	784,955

Cumulative amortization:
Balance at January 1	13,846	51,993	434,472	18,932	29,271	120	548,634	420,958
Amortization of the year	—	—	71,446	3,613	8,285	21	83,365	135,027
Incorporation of amortization of intangibles of Antena 3 Producciones S.A.	—	—	249	—	—	1,338	1,587	—
Impairment Provision (e)	—	—	4,000	—	—	—	4,000	—
Others	(2)	(7)	(536)	652	(3)	—	104	(7,351)

Balance at December 31	13,844	51,986	509,631	23,197	37,553	1,479	637.690	548,634

Net book value	—	—	195,107	12,953	17,006	75	225,141	236,321

(b)	Software and SAP include the acquisition of SAP R/3 financial and accounting software and of software licenses for platforms that support the commercial system.

(c)	Goodwill represents the excess of the acquisition cost of the subsidiary Telefónica Multimedia S.A.C. over the Company’s interest in the reasonable value of the net assets acquired.

(d)	At December 31, 2004 and 2003, Management has prepared forecasts of the estimated results for the following years using a discount rate that was estimated to reflect market conditions. Based on those forecasts, Management has estimated that the recoverable values of its intangibles assets are greater than their book values and therefore, there is no need for an impairment provision, at the date of the consolidated balance sheet.

(e)	An impairment provision of S/.4,000,000 for software was made in 2004.

14.	BANK LOANS AND OVERDRAFTS

(a)	Following is the breakdown of this item:

	2004	2003
	S/.000	S/.000
Description

BBVA Banco Continental	95,000	98,186
Banco Standard Chartered-Perú	44,500	15,735
Banco de Crédito del Perú	62,000	34,617

Total bank loans	201,500	148,538
Bank overdrafts	5,347	23,087

Total	206,847	171,625

(b)	All bank loans are in local currency, have current maturity and are renewed according to market conditions and have no specific guarantees or restrictions for its use.

(c)	Loans in force at December 31, 2004 accrue a weighted average interest rate of 4.32 percent (4.15 percent at December 31, 2003). During 2004, the weighted average interest rate accrued by loans in new soles was 4.07 percent (4.62 percent and 2.21 percent during 2003, in soles and US dollars, respectively). Interest accrued by bank loans and overdrafts for the years ended December 31, 2004 and 2003 amount to approximately S/.5,976,000 and S/.12,892,000, respectively.

15.	COMMERCIAL ACCOUNTS PAYABLE

Commercial accounts payable consist of the following:

	2004	2003
	S/.000	S/.000
National suppliers	239,380	260,479
Foreign suppliers	32,992	26,261
Security deposit from contactors	23,716	18,839
Other trade accounts payable	182,172	171,956

Total	478,269	477,535

Commercial accounts payable are denominated in new soles and US dollars, have current maturities and do not bear interest.

16.	OTHER ACCOUNTS PAYABLE

(a)	Other accounts payable consist of the following:

	2004	2003
	S/.000	S/.000
Salaries payable	74,459	62,417
Taxes payable (b)	174,821	31,865
Workers’ profit sharing	134,919	71,409
Dividends payable	13,226	15,373
Interest payable	28,228	28,587
Miscellaneous accounts payable(c)	592,393	490,422

Total	1,023,037	700,073

(b)	The current income tax provision after deducted from the balances of payments on account of income tax are shown as assets or liabilities, depending on the net balance resulting from both concepts. Payments on account of income tax amounted to S/.325,969,000 and S/.227,063,000 at December 31, 2004 and 2003, respectively.

(c)	Miscellaneous accounts payable mainly includes miscellaneous provisions made by the Company in accordance the practice described in note 4 (m), based on its best estimate of the disbursement that would be required to settle obligations at the date the consolidated balance sheet.

17.	COMMERCIAL PAPERS

On March 9, 1998, the Shareholders’ Meeting of the Company approved the issuance of short-term financial instruments for up to US$180,000,000, denominated in local or foreign currency, throughout a program to be executed over the next three years starting from the date the referred Meeting was held; therefore expanding “The First Commercial Papers Program of Telefónica del Perú”, registered in 1996.

Under this approval, the “Second Commercial Papers Program of Telefónica del Perú” was registered, with a maximum outstanding amount of US$180,000,000 or its equivalent in local currency. This program was registered at the Public Registry of Securities and Brokers and authorized by means of CONASEV Resolution No. 010-2000-EF/94.1 dated January 21, 2000.

The second program was renewed at the Public Registry of Securities and Brokers and the registration of the Second Informative Prospect was authorized by means of CONASEV Resolution No. 009-2002-EF/94.11 dated February 4, 2002.

The Shareholders’ Meeting held on March 26, 2002 approved to modify the agreement on the issuance of short-term instruments adopted in March 1998, (which was partially modified on March 24, 2002), establishing the authorized amount in US$300,000,000 or its equivalent in local currency, during the next three years starting from March 26, 2002. It was further specified that the principal of the debt obtained from the issuance of securities (bonds and promissory notes) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

The Shareholders’ Meeting dated March 26, 2004 authorized the Company to issue this type of instruments until March 26, 2008, maintaining the authorized amounts and issue limits.

At December 31, 2004 and 2003, the Company has the following issue of payable outstanding commercial papers:

No. of Issue	Series	Date of Issue	Maturity Date	Weighted Average Annual Interest Rate	Contract Currency	Equivalent in local currency
						12.21.04	12.31.03
						S/.000	S/.000
Thirtieth	A	July 9, 2004	July 4 2005	4.68	S/.	35,000	—
Thirtieth	C	October 20, 2004	October 15, 2005	4.48	S/.	60,000	—
Twenty-Fifth	Q	January 10, 2003	January 5, 2004	4.74	S/.	—	15,737
Twenty-Sixth	D	March 19, 2003	March 3, 2004	1.39	US$	—	72,674
Twenty-Sixth	H	April 22, 2003	April 16, 2004	1.38	US$	—	11,355
Twenty-Sixth	L	May 12, 2003	April 30, 2004	1.40	US$	—	3,634
Twenty-Seventh	D	March 31, 2003	January 2, 2004	4.47	S/.	—	19,407
Twenty-Seventh	E	April 14, 2003	January 9, 2004	4.13	S/.	—	10,490
Twenty-Seventh	F	April 14, 2003	April 8, 2004	4.54	S/.	—	41,959
Twenty-Seventh	J	May 9, 2003	April 30, 2004	4.49	S/.	—	7,915
Twenty-Eighth	B	July 18, 2003	February 13, 2004	3.64	S/.	—	9,966
Twenty-Eighth	C	July 18, 2003	July 12, 2004	3.83	S/.	—	28,061
Twenty-Eighth	E	October 28,2003	February 25, 2004	3.08	S/.	—	18,892
Twenty-Eighth	F	October 28, 2003	July 24, 2004	3.28	S/.	—	7,857
Twenty-Eighth	G	October 28, 2003	October 22, 2004	3.43	S/.	—	17,309

Total						95,000	265,254

Commercial papers have been acquired by third parties and do not have specific guarantees.

18.	BONDS

(a) At December 31, 2004 and 2003, the following bond issues remain in force:

										National Currency at:
Series	Issue Date	Maturity Date	Nominal Value		Authorized Amount		Amount Used		Annual Effective Interest Rate	12.31.04	12.31.03
					(000)		(000)		(**)	S/.000	S/.000
1st Program 1st Issue	August 16, 1999	August 16, 1999	S/.	5,000	S/.	100,000	S/.	100,000	VAC(*)+ +6,9375%	113,057	113,948
1st Program 2nd Issue	October 11, 1999	October 11, 2009	S/.	5,000	S/.	70,000	S/.	43,710	VAC(*)+ 7.00%	49,189	49,578
2nd Program 3rd Issue	December 11, 2001	December 11, 2006	S/.	5,000	S/.	100,000	S/.	100,000	VAC(*) + 6.1875%	107,225	108,070
2nd Program 4th Issue	March 14, 2002	March 14, 2004	S/.	5,000	S/.	55,000	S/.	16,770	6.375%	—	17,592
2nd Program 5th Issue	May 13, 2002	May 13, 2007	S/.	5,000	S/.	30,000	S/.	12,140	VAC(*) + 6.25%	13,034	13,137
2nd Program 6th Issue	July 9, 2002	July 9, 2004	S/.	5,000	S/.	20,000	S/.	9,485	7.75%	—	9,950
2nd Program Series A7th Issue	November 25, 2002	November 25, 2005	US$	1,000	US$	45,000	US$	35,000	4,375%	114,905	127,181
2nd Program Series B 7th Issue	December 6, 2002	November 25, 2005	US$	1,000	US$	45,000	US$	10,000	4.00%	32,830	36,337
2nd Program Series A 8th Issue	March 14, 2003	March 14, 2003	S/.	5,000	S/.	75,000	S/.	75,000	6.50%	75,000	78,675
2nd Program Series B 8th Issue	April 22, 2003	April 22, 2003	S/.	5,000	S/.	15,000	S/.	15,000	6.1875%	15,000	15,735
2nd Program Series B 9th Issue	April 14, 2003	January 14, 2004	US$	1,000	US$	26,000	US$	21,000	2.4375%	68,943	76,308

6th Issue of corporate bonds Series A	June 18, 2003	June 18, 2005	S/.	5,000	S/.	70,000	S/.	70,000	5.1875%	70,000	73,430

7th Issue of corporate bonds	August 20, 2003	August 20, 2008	S/.	5,000	S/.	70,000	S/.	63,190	7.9375%	63,190	66,286

Cont’d										722,373	786,227

										National Currency at:
Series	Issue Date	Maturity Date	Nominal Value		Authorized Amount		Amount Used		Annual Nominal Interest Rate	12.31.04	12.31.03
					(000)		(000)		(**)	S/.000	S/.000
Cont’d										722,373	786,227
8th Issue of corporate bonds	August 20, 2003	February 20, 2009	U.S.$	1,000	U.S.$	30,000	U.S.$	16,847	3.8125%	55,309	61,218
9th issue of corporate bonds	July 7, 2003	July 7, 2007	U.S.$	1,000	U.S.$	20,000	U.S.$	20,000	3.125%	65,660	72,675
3rd Program 1st issue Series A	November 24, 2003	November 24, 2010	S/.	5,000	S/.	70,000	S/.	50,000	VAC(*)+5%	52,130	52,541
3rd Program 2nd Issue Series A	April 20, 2004	April 20, 2007	S/.	5,000	S/.	70,000	S/.	30,000	5.3125%	30,000	—
3rd Program 3rd Issue Series A	June 30, 2004	December 30, 2007	S/.	5,000	S/.	70,000	S/.	30,000	8.1250%	30,000	—
Valuation of financial hedging derivatives										25,546	7,604

									Total	981,081	980,265
									Less-current portion	398,496	27,541

									Non current portion	582,522	952,724

(*)	Constant adjustment value.
(**)	Interest is paid semiannually, except for bonds corresponding to the 2nd program, 9th issue, which are paid quarterly.

(b)	According to their contractual conditions, bonds outstanding at December 31, 2004 and 2003 have the following maturities:

	Capital Amortization
	2004	2003
	S/.000	S/.000
2004	—	25,541
2005	398,496	415,271
2006	220,282	222,019
2007	142,422	85,811
2008	63,190	66,286
2009 and after	156,628	163,337

Total	981,018	980,265

(c)	Pursuant to Article 19 of the Single Revised Text of the Income Tax Law approved by Supreme Decree No. 054-99-EF and modified by Law 27804, interest is exempt from income tax until December 31, 2006. The exemption will not apply when the bondholder is a bank or a financial entity.

(d)	Funds received from bond issues through public offerings were used for liability restructuring and working capital, among others. There are no specific guarantees granted for these bonds.

(e)	The Shareholders’ Meeting of the Company held on March 26, 2002 approved to modify the agreement on the issue of bonds, establishing the authorized amount in up to US$680,000,000 during the next three years starting from March 26, 2002. Additionally, it was specified that the principal of the debt obtained from the issue of securities (bonds on promissory notes) should not exceed, as a whole, US$900,000,000 or its equivalent in local currency.

(f)	By means of CONASEV Resolution No. 079-2003-EF/94.11 dated October 3, 2003 the “Third Bond Program of Telefónica del Perú” was registered for a maximum outstanding amount equivalent to US$250,000,000.

(g)	The Shareholders’ Meeting dated March 26, 2004 authorized the Company to issue this type of instruments until March 26, 2008, maintaining the authorized amounts and issue limits set forth in (e).

19.	LONG-TERM DEBT

(a)	Long-term debt consists of the following:

						At 12.31.04		At 12.31.03
Creditor	Currency	Guarantee granted by	Annual Interest Rate	Form of Payment	Maturity	Foreign Currency	Equivalent in Local Currency	Equivalent in Local Currency
						S/.000	S/.000	S/.000
European Investment Bank	US$	—	5.72%	Semiannual	September, 2013	41,850	137,394	168,969
Telefónica del Perú Grantor Trust (b)	US$	—	7.48%	Semiannual	December, 2008	31,428	103,178	142,753
BBVA Banco Continental	S/.	—	5.95%	At maturity	April, 2006	—	115,500	—
Standard Chartered Bank – Peru	S/.	—	5.45%	At maturity	Junio, 2005	—	40,000	41,960
Standard Chartered Bank – Peru	S/.	—	5.35%	At maturity	December, 2004	—	—	30,946
Nederlandes Investeringsbank Voor Ontwikkellingslanden-Netherlands	€	COFIDE	2.50%	Semiannual	January, 2018	4,143	18,633	20,321
Citileasing S.A.	US$	Leased building	4.4436%	Monthly	August, 2004	—	—	4,965
French Public Treasury	€	Peruvian State	3.50%	Semiannual	September, 2012	497	2,234	2,728
Other						—	8,416	6,796

					Total		425,355	419,438

					Less current portion		90,211	89,702

					Non-current portion		335,144	329,736

(b)	On July 14, 1998, the Board of Directors of the Company approved a financial transaction named “Securitization” in a total amount of U.S.$200,000,000; backed with the trust transfer of accounts receivable at such date and future, generated by the international traffic of the Company. These accounts constitute the trust assets backing the issue of certificates to be carried out by the securitization in virtue of the securitization process. On December 16, 1998, the Company placed certificates for U.S.$150,000,000 in the New York Stock Exchange at an issue price of 99.975954 percent and at a nominal annual interest rate of 7.48 percent. The payment of the principal and interest is made semiannually starting December 15, 1999 until December 15, 2008. Funds provided by this operation were allocated, but not limited, to finance the Company’s working capital and/or the repurchase of its own stock. On December 13, 2001, the Board of Directors approved a partial prepayment of US$50 million, no other prepayments having been made. At December 31, 2004 the principal of this debt had been amortized by approximately U.S.$118,572,000.

According to the respective terms, Telefónica del Perú S.A.A. maintains a trust fund as a guarantee collateral, see note 7.

(c)	The Company is obliged to certain long-term debt covenants, which in Management’s opinion are being fulfilled at December 31, 2004.

(d)	The long-term debt principal at December 31, 2004 and 2003 matures as follows:

Year	2004	2003
	S/.000	S/.000
2004	—	89,702
2005	90,211	89,379
2006	159,360	47,331
2007	42,844	47,265
2008	42,834	47,262
2009 and after	90,106	98,499

Total	425,355	419,438

20.	TRANSACTIONS WITH RELATED COMPANIES

(a)	Main transactions

During 2004 and 2003, the most significant transactions of the company with related companies were as follows: (see also notes 22(f) and 25):

	2004	2003
	S/.000	S/.000
Revenue from circuit lease	83,902	40,295
Revenue from interest of account receivable from Telefónica Móviles S.A.C., note 26	986	10,140
Interconnection expense, net (b)	(483,187)	(395,289)
Expense for Shared Service Center (**)	(102,833)	(112,815)
Call center service and regulatory expenses	(26,969)	(29,770)
Services received from Telefonica Moviles S.A.C.	(4,494)	(18,845)
Expense for telephone directory printing	(23,174)	(15,050)

As a result of these and other minor transactions, at December 31, 2004 and 2003, the Telefonica del Peru and Subsidiaries had the following balances with related companies:

	2004	2003
	S/.000	S/.000
Accounts receivable:
Telefonica Moviles S.A.C.(*)	86,295	236,023
Telefonica Publicidad e Información Peru S.A.C.	16,993	—
Telefonica Empresas Peru S.A.A. (***)	14,258	5,778
Telefonica Gestion de Servicios Comparidos Peru S.A.C. (***)	7,523	—
Telefonica International Wholesale Services Peru (formerly Emergia Peru S.A.C.)	5,170	4,516
Others	12,599	19,190

	132,145	263,714

Total	134,280	262,206

Accounts Payable:
Comunicaciones Moviles del Peru S.A. (formerly Bellsouth Peru S.A.)(b)	22,871	—
Teleatetento del Peru S.A.C.	6,389	3,43
Telfonica Moviles S.A.C.	—	146,135
Telefonica Gestion de Servicios Comparidos Peru S.A.C. (**)	—	34,184
Others	3,698	29,585

	32,958	213,338

(*)	At December 31, 2004, the accounts receivable of Telefónica Móviles S.A.C. are mainly payments made on behalf of said company. The account receivable at December 31, 2003 corresponded to the loan agreement signed with Telefonica Moviles S.A.C. in April 2003, which refinanced the balance of the debt transferred by the Company, according a Debt Recognition and Payment Commitment Contract dated January 2000, as a result of the transfer of assets and liabilities related to the mobile telephony service. This debt was collected in the first quarter of 2004 and on that date a credit facility was signed between the Company and Telefonica Moviles S.A.C. The new debt, under the aforementioned credit facility, was collected in the third quarter of 2004, through the offsetting of accounts receivable kept with said company.
(**)	Telefónica Gestión de Servicios Compartidos S.A.C. provides to the Company and its Subsidiaries, accounting, tax, treasury, human resources, real estate, safety, logistics, information system and general services.
(***)	At December 31, 2004, the net balance receivable from Telefonica Empresas Peru S.A.A. includes the balances of Telefonica Servicios Financieros S.A.C., a company absorbed by the former through a simple merger. Said net balance includes short term debts amounting to S/.25,266,000.

(b)	In October 2004 the Telefonica Group (Spain) acquired all the shares of stock of Comunicaciones Móviles del Peru S.A. (formerly Bellsouth Peru S.A.). In this sense, the net balance payable at December 31, 2004 is shown as balance payable to related companies. Furthermore, although Telefonica del Peru S.A. has made transactions with said company during the years 2003 and 2004, the interconnection expenses shown in (a) include the transactions with this related company only for the months of November and December 2004.

(c)	Loans to employees

The Company and Subsidiaries grant loans to their employees and executives for a term of up to 12 months. The interest rates applied are generally below the prevailing market interest rates. However, other loan conditions are substantially the same as those on the market. The balances of employee loans were approximately S/.6,594,000 and S/.4,595,000 at December 31, 2004 and 2003, respectively, and are shown in “Other accounts receivable, net” of the consolidated balance sheet, see note 9.

(d)	Directors’ remunerations

For the years 2004 and 2003, the Board of Directors remuneration amounted to approximately S/.649,000 and S/.864,000, respectively.

21.	SHAREHOLDERS’ EQUITY

(a)	Share capital

At December 31, 2004 and 2003, the share capital of the Company is represented by 1,721,964,417 common shares, with a par value of S/.1.25 each (par value of S/.1.00 at December 31, 2003), fully subscribed and paid-in. The Company is entitled to issue approximately 162,164,383 additional shares resulting from the cumulative adjustment for inflation of the share capital at December 31, 2004.

The Shareholders’ Meeting held on November 8, 2004 approved the capitalization of the cumulative result of exposure to inflation at December 31, 2002 in the amount of S/.1,173,603,880, by increasing the nominal value of the share to S/.1.68, maintaining the same number of shares of stock and without altering the shareholders’ participating interest therein. It was further resolved to reduce the share capital by S/.743,112,775, by decreased the nominal value of the share to S/.1.25, maintaining the same number of shares of stock of the Company and without altering the shareholders’ participating interest therein. the increase and reduction of the capital was allocated to return contributions made by shareholders. The capital increase and reduction were effective December 30, 2004 and the contributions were returned on the 31st of the same month.

At the close of 2004, the market value of the class B share was S/.1.51, with an trading frequency of 80% over the 365 days of the year (S/.1.38 and a trading frequency of 84% over the 365 days of the year at the close of 2003).

For the year 2003, the Company declared dividends amounting to S/.174,076,000 (S/.0.1 per share).

At December 31, 2004 and 2003, Company’s share capital structure is as follows:

	2004	2003
	%	%
Class A-1
Telefónica Perú Holding S.A.C.	38.895	38.895
Class B
Telefónica Internacional S.A.	49.526	49.526
Telefónica Perú Holding S.A.C.	8.635	8.635
Morgan Guaranty Trust ADR Programs	—	1.243
Telefónica, S.A.	0.140	0.140
Other minority shareholders	1.774	1.545
Class C	0.016	0.016

Total	100.000	100.000

The Board of Directors is formed by a minimum of nine (9) members and a maximum of fourteen (14) members elected by the Special Meetings.

Before each election, the General Shareholders’ Meeting must decide the number of Directors for the corresponding period.

Class A-1 shares issued as a result of the privatization process of the Company grant their holders the right to elect the majority of the Board of Directors for each term. Class B shares, which correspond mainly and indirectly to the shares owned by Telefónica, S.A. and acquired as a result of the 2000 share exchange, elect as many Directors as necessary to complete the total number of Directors previously defined by the Shareholders’ Meeting, considering the number of Directors that should be elected by the A-1 shareholders and the members to be elected, if it were the case, by the class C Shareholders.

Class C shares correspond to the workers of the Company who will have the right to elect one (1) director, when they reach a percentage not less than 3 percent of the share capital. If this percentage is not reached at the moment of the election, one more Class B director will be elected in order to complete the number of board members.

On March 26, 2003, the Shareholders’ Meeting determined in 9 the total number of members of the Board of Directors for a three-year term. Under the election method described above, the special Meeting of Class A-1 shareholders elected five directors; the Special Meeting of Class B shareholders elected the remaining four members, considering that the Class C shareholders did not reach the minimum percentage required to elect a member.

Dividends distributed to domiciled individuals and non-domiciled shareholders, whether legal entities or individuals, are subject to a 4.1% income tax withholding. Also, there is no restriction on the remittance of dividends abroad or on the repatriation of capital.

(b)	Treasury shares

On March 1, 2004, the Company delisted from the New York Stock Exchange (NYSE) the American Depositary Shares (ADS) corresponding to Class B shares. The respective deposit program was also canceled on that date.

For purposes of delisting the class B shares from the Securities and Exchange Commission (SEC), on April 29, 2004 the Company filed a form with the SEC to acquire the underlying shares of the ADS that JPMorgan Chase Bank (the depository bank of said instruments) would offer for sale in the Lima Stock Exchange as a result of the cancellation of the respective deposit program. Additionally, on July 8, 2004, the market was advised that the Company was qualified to acquire the class B shares of own issue, as resolved by its Shareholders’ and Board Meetings dated March 26 and 11, 2004, respectively. Accordingly, the Company acquired 17,455,816 class B shares in a total amount of S/.21,896,000.

At December 31, 2004, the share capital is shown in the consolidated balance sheet net of the amount paid for the acquisition of shares of own issue (class B shares).

(c)	Legal reserve

Pursuant to the General Corporations’ Law, the Company is required to appropriate annually at least 10 percent of its net income, after deducting income tax, to a legal reserve until it reaches 20 percent of its capital stock. The legal reserve may be used to offset future losses or may be capitalized, it being mandatory in both cases to restore it.

22.	TAX SITUATION

(a)	The Legal Stability Agreements entered into on May 16, 1994 between Entel Peru and CPT and the Peruvian Government, represented by the National Commission on Foreign Investment and Technology (CONITE), and applied to the Company during 10 years by virtue of the addendum signed on June 6, 1995, expired on December 31, 2003

(b)	In line with the foregoing paragraph, in 2003, inclusive, the annual income tax of the Company was determined at a 30% rate, and based on financial statements adjusted to reflect the changes in the price levels, following the methodology established by Legislative Decree No. 627. In no event, the annual income tax should not be less than 2 percent of the total net assets of the Company (excluding the investments in shares in companies domiciled in Peru and the value of new plant and equipment in the year of their acquisition and in the subsequent year). Starting in 2004, the Company is subject to the current tax regime. In this sense, it has determined its income tax taking into account the provisions set forth in the Single Revised Text of said tax, approved by Supreme Decree No. 054-99-EF, amendments thereto and regulations thereunder; according to which the annual income tax of the Company is determined based on a 30% rate and taking into account the consolidated financial statements adjusted to reflect the effect of changes in the price level.

Likewise, the total or partial profit distribution, is subject to a withholding rate of 4.1 percent of the amount distributed to non-domiciled shareholders, whether they are legal entities or individuals, and to individuals domiciled in the country.

(c)	At December 31, 2004, the approximate loss carry forward determined by the main subsidiaries for tax purposes are the following:

Entity	S/.000
Telefónica Multimedia S.A.C.	27,422
Servicios Editoriales del Perú S.A.C.	14,621
Telefónica Servicios Digitales S.A.C.	6,984

The tax treatment applicable to the loss carry forward has been modified through Legislative Decree No. 945, which went into effect on January 1, 2004.

In this sense:

1. The tax losses originating at December 31, 2000 for Telefonica Multimedia S.A.C. and Telefonica Servicios Digitales S.A.C. were offset until 2004.

2. The tax loss generated in 2001 for Telefonica Multimedia S.A. may be used to offset profits subject to taxes until 2005.

3. The tax losses generated in 2001, 2002 and 2003 for Telefonica Servicios Digitales S.A.C. and Servicios Editoriales del Peru S.A.C. will be offset without a maximum carry forward term but capped annually to the equivalent of 50% of the net third category income of the respective year.

The amount of the tax loss carry forward for each of the Subsidiaries is subject to the result of the investments referred to in item (d) below.

(d)	The 2000 to 2004 income tax and returns and value added tax returns from December 2000 to December 2004 of the Company are subject to audit by the tax authority. The 1997, 1998 and 1999 income tax returns and value added tax returns from January to December, 1997, 1998 and 1999 have been reviewed by the tax authority, see note 32(a). Currently, the tax authority is reviewing the Company’s 2000 and 2001 tax returns.

The income tax and value added tax returns of the Subsidiaries are subject to audit by the Tax Administration, for the periods set forth below:

Entity	Years
Telefónica Multimedia S.A.C.	2000 to 2004
Telefónica Servicios Integrados S.A.C.	2000 to 2004
Trasnporte Urgente de Mensajería S.A.C.	2000 to 2004
Telefónica Servicios Comerciales S.A.C.	2003 to 2004
Telefónica Servicios Digitales S.A.C.	2000 to 2004
Servicios Editoriales del Perú S.A.C.	2000 to 2004
Telefónica Soluciones Globales Holding S.A.C.	2000 to 2004
Telefónica Servicios Técnicos S.A.C. 2001 a 2004
Servicios Globales de Telecomunicaciones S.A.C.	2001 to 2004
Antena 3 Producciones S.A.	2000 to 2004

The Tax Adminstration is entitled to review and, if necessary, adjust the income tax calculated by the Company and by the Subsidiaries as well as the monthly value added tax returns during the four years following the year of filing of the tax returns. Due to possible interpretations of current legislation by the Tax Authority, it is not possible to determine whether or not such reviews will result in tax liabilities for the Company. However, in Management and their legal advisors opinion, any additional tax assessment would not be significant for the consolidated financial statements at December 31, 2004 and 2003.

(e)	Pursuant to Supreme Decree 013-93-TCC, which approved the Single Revised Text of the Telecommunications Law and Regulations thereunder, approved by Supreme Decree No. 027-2004-MTC, Telefonica del Peru S.A.A., in its capacity as concessionaire of telecommunications services, should pay the fees and rates set forth below, computed on all the different telecommunication services annual revenues invoiced and collected in the case of (e.2), on all the different telecommunication services under concession and/or authorization in the case of (e.3) below and only on the final and carrier telephony services in the case of (e.1):

Concept	Beneficiary	%
(e.1) Special fee assigned to the Telecommunications Investment Fund (FITEL)	OSIPTEL	1.0
(e.2) Contributions for supervision services	OSIPTEL	0.5
(e.3) Commercial service usage rate	MTC	0.5

Likewise, under the aforementioned provisions, an annual royalty has been established for the use of the radio-wave spectrum. This royalty is determined by applying different percentages to the Taxable Unit (UIT) in force at the beginning of the year and according to the type of service provided.

At December 31, 2004 and 2003 the expense recognized for these concepts amounted to S/.59,004,000 and S/.61,895,000, respectively, and is included in the item “General expenses - Taxes” of the consolidated profit and loss statements of income, see note 23.

(f)	Starting in fiscal year 2001, for the purposes of income tax and value added tax (VAT), the determination of transfer pricing (market value) of transactions with related companies and with or through companies resident in territories with low or nil taxation, and for the rendering of services to non-related third parties, must be made using the arm’s length principle and be supported with documentation and information (a study) on the valuation methods used for determining transfer pricing, indicating the criteria and objective elements used. For fiscal year 2003, due to the Legal Stability Agreement signed with the Peruvian State, the Company’s Management and its legal advisors are of the opinion that the transfer pricing regulations affect the Company only in respect to the VAT, and; estimate that at the date of the balance sheet, there are no significant liabilities in connection to this matter. For fiscal year 2004, due to the expiry of the Legal Stability Agreement signed with the Peruvian State, these rules, with regards to income tax, will be applicable to the Company as well. The Management of the Company and Subsidiaries consider that respective adequacy actions have been taken.

23.	GENERAL AND ADMINISTRATIVE EXPENSES

(a)	This item includes the following:

	2004	2003
	S/.000	S/.000
Services rendered by third parties (b)	774,419	784,646
Provision for doubtful accounts, note 8 (b)	49,624	131,632
Taxes	82,060	90,886
Other management charges	17,037	19,219

Total	923,140	1,026,383

(b)	Includes the following:

	2004	2003
	S/.000	S/.000
Rentals	137,793	141,021
Fees	196,948	199,860
Rental of Cable TV Signals	96,042	123,105
Maintenance and repairs	107,002	123,083
Printing and services	48,787	52,321
Advertising	50,383	51,762
Mail and telecommunications	63,399	40,563
Transportation and storage	14,312	15,160
Others	57,753	37,771

Total	774,419	784,646

24.	PERSONNEL EXPENSES

This item consists of the following:

	2004	2003
	S/.000	S/.000
Salaries	320,344	336,779
Social security and pensions	25,629	30,262
Severance pay	23,971	28,123
Other personnel expenses	13,795	28,747

Total	383,739	423,911

The average number of employees during 2004 and 2003 was 5,175 and 5,052, respectively.

25.	TRANSACTIONS WITH TELEFONICA INTERNACIONAL, S.A.

The Company and Telefónica Internacional de España, S.A. (TISA) have a technical capacity transfer and management fee agreement in place, by virtue of which TISA receives and quarterly fee.

The technology transfer fee received by TISA is equal to 1 percent of total revenues for services invoiced on a quarterly basis by the Company. Until the second quarter of 2004, the management fee as equal to 9 percent of the operating revenue (excluding depreciation, amortization and the payment of the fee, as well as taxes, duties, rates and royalties established under the concession contracts). Starting in the third quarter of 2004, by virtue of an addendum dated September 30, 2004 to the contract entered into with TISA, this fee is determined on the basis of advisory and consulting services provided by specialized professionals and technicians designated by TISA who provide their services based on a table of fees. This addendum invalidated the application of the nine percent mentioned above.

Pursuant to the provisions contained in clause 5.5 of the Contract and in order to maintain adequate solvency levels, TISA will only receive the quarterly fee when the coverage of financial expenses before interest and taxes as reflected in the agreed formula, is less than two. In compliance with this clause, during the fourth quarter of 2004 no fee was paid for technical capacity transfer and management.

During 2004, under this contract the accumulated technology transfer fee was approximately S/.30,443,000 (approximately S/.47,176,000 in 2003). Likewise, during 2004 under this agreement the accumulated management fee was approximately S/.127,400,000 (approximately S/.262,729,000 in 2003).

According to the contract, the amount paid during the year is subject to an audit to be performed during the first quarter of the following year. In Management’s opinion, the amounts recorded in 2004 will not be significantly modified as a result of such audit.

26.	INTEREST AND FINANCIAL EXPENSES

This item consists of the following:

	2004	2003
	S/.000	S/.000
Revenue from interest:
Interest on accounts receivable from Telefónica Móviles S.A.C., see note 20	986	10,140
Interest on commercial accounts receivable	12,458	19,478
Interest on time deposits	5,965	601
Others	5,063	2,065

Total	24,472	32,284

Interest expenses
Interest on loans	(28,480)	(45,657)
Interest on bonds	(68,418)	(61,791)
Interest on commercial papers	(3,304)	(11,898)
Financial commissions	(3,231)	(4,959)
Others	(19,625)	(21,265)

Total	(123,058)	(145,570)

27.	OTHER REVENUES AND OTHER EXPENSES

a)	This item consists of the following:

	2004	2003
	S/.000	S/.000
Other revenues:
Revenue from the valuation of investment available for sale, note 11 (d)	36,295	—
Revenue from sale of investment in New Skies Satellites, note 11 (d)	25,828	—
Revenue from the sale of property, plant and equipment	15,819	18,532
Revenue from sale of investment in Terra Networks S.A., note 11 (d)	—	49,259
Others	39,479	37,899

Total	117,421	105,659

Other expenses:
Miscellaneous provisions and expenses of previous years (c)	(122,463)	(76,360)
Retirement incentive program (b)	(99,466)	(28,867)
Provision for other doubtful accounts, note 9 (d)	(62,504)	(104,245)
Cost of sale of investment in New Skies Satellites	(25,617)	—
Cost of sale of investment in Terra Networks, S.A., note 11 (c)	—	(52,805)
Provision for devaluation of investment in Terra Networks S.A., note 11 (c)	—	(17,858)
Cost of sale of property, plant and equipment and intangibles, notes 12 and 13	(6,279)	(12,587)
Others	(109,949)	(108,029)

Total	(416,269)	(400,471)

Total other expenses, net	(298,848)	(295,092)

(b)	On October 4, 2004, the Company advised its employees of the launching of Voluntary Retirement Program with exceptional benefits, under certain characteristics and effective until March 31, 2005. The expense for this concept corresponds to those employees who have resorted to this program until December 31, 2004, as well as to employees corresponding to other programs implemented in 2004.

(c)	Expenses originating from provisions and expenses from previous years, including provisions related to depreciation of fixed assets and deferred expenses.

28.	INCOME TAX AND WORKERS’ PROFIT SHARING

(a)	Following is the breakdown of income tax and workers’ profit sharing shown in the accompanying consolidated profit and loss statement:

	2004	2003
	S/.000	S/.000
Workers’ profit sharing:
Current	148,218	77,945
Deferred	(19,909)	(18,077)

Total	128,309	69,868

Income tax:
Current	403,835	215,035
Deferred	(52,913)	(24,228)

Total	350,922	190,807

(b)	Following is the reconciliation of the income tax rate and the effective rate:

	2004		2003
	S/.000%		S/.000%
Individual revenue of the Company before income tax	417,391	100.0	196,768	100.0
Income tax rate	30%		30%

Income tax according to legal rate	125,217	30.0	59,030	30.0

Tax effect on additions:
Miscellaneous provisions	180,964	43.3	48,603	24.7
Rental of premises of public telephony	32,496	7.8	33,813	17.2
Non-deductible financial expenses	4,091	1.0	3,594	1.8
Others	21,593	5.2	27,638	14.0

Income Tax expense according to effective rate	364,361	87.3	172,678	87.7

Income Tax expense (benefit) of Subsidiaries	(13,439)		18,129

	350,922		190,807

(c)	Components of the net deferred liability are as follows:

	At January 1, 2003	(Charge) deposit to the profit and loss statement	Charge to equity	Others	Result of exposure to inflation	At December 31, 2003	(Charge) deposit to the profit and loss statement	Charge to equity	Result of exposure to inflation	At December 31, 2004
	S/.000	S/.000	S/.000		S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Deferred asset:
Provision for doubtful account	20,375	(15,363)	—	—	(400)	4,612	14,748	—	(215)	19,145
Leasing agreements	5,723	(1,933)	—		(111)	3,679	(3,363)	—	(172)	144
Impairment (revaluation) of investments	59,704	4,618	—		(1,171)	63,151	(18,290)	—	(2,950)	41,911
Provision for misc. legal contingencies	27,757	10,802	—		(544)	38,015	5,171	—	(1,777)	41,409
REI of inventories, investments and land	9,534	735	—		(187)	10,082	—	—	(470)	9,612
Tax Loss Carry Forward of Telefonica Mulitmedia S.A.C.	17,673	(15,687)	—	—	(345)	1,641	8,581	—	(76)	10,146
Others	54,551	(6,448)	(5,347)	(216)	(886)	41,654	19,480	(4,558)	(1,468)	55,108

Total	195,317	(23,276)	(5,347)	(216)	(3,644)	162,834	26,327	(4,558)	(7,128)	177,475

Deferred Liabilities:
Depreciation	(1,100,935)	30,839	(18,952)	—	41,876	(1,047,172)	21,765	(16,157)	244	(1,041,320)
Software license	(61,072)	22,307	(1,325)	—	1,197	(38,893)	6,718	(1,130)	1,817	(31,488)
Leasing Agreements	(10,491)	(776)	—	—	206	(11,061)	157	—	516	(10,388)
Telephone plant	(76,967)	(771)	—	—	1,508	(76,230)	13,426	—	3,561	(59,243)
Revalued assets	(53,389)	3,984	—	—	612	(48,793)	4,431	—	2,279	(42,083)
Others	(18,074)	(2)	—	14,691	1,295	(2,090)	(2)	—	97	(1,995)

Total	(1,320,928)	55,581	(20,277)	14,691	46,694	(1,224,239)	46,495	(17,287)	8,514	(1,186,517)

Net deferred liability	(1,125,611)	32,305	(25,624)	14,475	43,050	(1,061,405)	72,822	(21,845)	1,386	(1,009,042)

29.	EARNINGS PER SHARE

Basic and diluted earnings per share is calculated by dividing the consolidated net income of the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding at the date of the consolidated balance sheet.

	Shares outstanding	Base number of shares for calculation	Effective days until close of year	Weighted average of shares
Balance at December 31, 2003	1,721,964,417	1,721,964,417	365	1,721,964,417

Balance at December 31, 2004	1,721,964,417	1,721,964,417	365	1,721,964,417

The calculation of the consolidated earning per basic and dilute share at December 31, 2004 and 2003 is shown below:

At December 31, 2004			At December 31, 2003
Consolidate Earning (numerator)	Number of shares (denominator)	Earning per share	Consolidated Earning (numerator)	Number of shares (denominator)	Earning per share
S/.		S/.	S/.		S/.
53,904,000	1,721,964,417	0.029562	23,021,000	1,721,964,417	0.013369

30.	BUSINESS SEGMENT INFORMATION

(a)	Relevant financial information corresponding to business segments, at December 31, 2004 and 2003 is shown below:

	Fixed Telephony		Long-distance		Cable Television		Equipment supply		Other services		Total
	2004	2003	2004	2003	2003	2004	2004	2003	2004	2003	2004	2003
	S/.000	S/.000	S/.000	S/.000			S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Investment in fixed assets	9,568,115	9,630,210	2,825,742	2,810,423	516,534	112,606	282,456	242,855	2,280,274	224,700	15,473,121	15,020,974
Cumulative Depreciation	(6,232,868)	(5,775,776)	(1,655,894)	(1,501,866)	(301,796)	(87,256)	(173,257)	(162,846)	(1,294,797)	(1,198,552)	(9,658,630)	(8,726,294)
Intangible and other assets	426,612	389,914	65,528	59,892	4,250	1,539	—	—	366,441	333,610	862,831	784,955
Cumulative amortization	(316,332)	(273,276)	(48,589)	(41,976)	(1,068)	(395)	—	—	(271,701)	(232,988)	(637,690)	(548,634)
Total assets	3,627,339	4,277,404	1,370,797	1,691,865	379,818	118,425	132,312	116,151	1,571,112	1,657,757	7,081,378	7,861,602
Total liabilities	2,296,682	2,351,173	413,186	473,756	93,190	51,910	32,964	54,507	1,517,970	1,466,920	4,353,992	4,298,266
Operating Revenue	1,700,956	1,847,416	331,350	393,201	338,528	335,683	44,608	43,562	1,043,799	996,178	4,459,295	3,616,040
Operating Expenses	(1,303,007)	(1,493,462)	(329,793)	(366,364)	(249,977)	(226,843)	(46,850)	(48,531)	(680,788)	(795,912)	(2,610,415)	2,931,112
Profit (Loss) of the year	397,949	335,954	1,557	26,837	88,605	108,840	(2,242)	(4,969)	363,011	200,266	848,880	684,928

(b)	Following is relevant financial information corresponding to the geographical segments of Lima and Provinces at December 31, 2004 and 2003:

	Lima		Provinces		Total
	2004	2003	2004	2003	2004	2003
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Investment in fixed assets	10,451,161	10,029,722	5,021,960	4,991,072	15,473,121	15,020,794
Cumulative depreciation	(6,645,943)	(5,967,984)	(3,012,687)	(2,758,310)	(9,658,630)	(8,726,294)
Intangible and other assets	857,693	779,844	5,138	5,111	862,831	784,955
Cumulative amortization	(633,200)	(544,547)	(4,490)	(4,087)	(637,690)	(548,634)
Operating revenue	2,653,180	2,609,003	806,115	1,007,037	3,459,295	3,616,040
Operating expenses	(1,833,456)	(2,065,010)	(776,959)	(866,102)	(2,610,415)	(2,931,112)
Operating profit	819,724	543,993	29,156	140,935	848,880	648,928

31.	FINANCIAL INSTRUMENTS

The Company and its Subsidiaries are exposed to market risks in the normal course of their operations; nevertheless, Management establishes control policies for credit, liquidity, market, interest rates and foreign currency risks, based on its technical knowledge and experience.

Credit risk

Credit risk is controlled through the evaluation and analysis of individual transactions, for which purpose an evaluation is made on the basis of the age of the accounts receivable, which is used to estimate the necessary provision for doubtful accounts, see notes 4(f) and 8 (b). In addition, partial and full suspensions of the service are made to clients who have overdue accounts receivable over 120 days.

Liquidity risk

Liquidity is controlled through the matching of the maturities of assets and liabilities, by obtaining credit lines and/or by issuing marketable securities that allow the Company to develop its activities normally.

Foreign currency risk

Regarding foreign currency transactions, the most significant risk relates to the fact that a part of the loans have been obtained in U.S. dollars; therefore, a significant devaluation of the local currency would have an adverse effect in the fulfillment of such obligations, because most of the revenues are generated in new soles. Management monitors this risk through an analysis of Peruvian macro-economic indicators and, in its opinion, at date of this report, there are no factors that indicate that a significant devaluation of the Peruvian currency is likely to occur. Furthermore, in order to mitigate this risks, the Company carries out foreign exchange forward transactions and currency swaps, see note 5.

Interest rate risk

This risk has been reduced due to the credit rating of the Company and its Subsidiaries and of the Telefónica Group, which allows obtaining competitive interest rates in local and international markets, reducing this risk.

Fair value of financial instruments

Accounting standards define a financial instrument as cash, evidence of property in an entity, or a contract whereby its is agreed to or imposed on an entity the right or the contractual obligation of delivering or receiving money or any other financial instrument. Fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The best evidence of a fair value is its quoted market price, if available.

In the event quotations are not available, the fair value is estimated based on the quoted market price of a financial instrument with similar characteristics, on the present value of the expected cash flows, or on other appraisal techniques, all of which are significantly affected by the various assumptions used. In spite of the fact that Management uses its best judgment to estimate the fair value of its financial instruments, inherent weaknesses exist in any appraisal technique. Consequently, fair value could not be an approximation of net realizable value or of the value of liquidation.

A significant part of the assets and liabilities of the consolidated financial statements are short-term financial instruments, with less than a one-year maturity. The fair value of these financial instruments, with the exception of those for which an active market exists, is considered to be equivalent to the recorded value at the date of the consolidated balance sheet.

The methodologies and assumptions used depend on the terms and characteristic risks of the different financial instruments and include the following:

•	Cash and banks do not represent a significant credit or interest rate risk. Therefore, it has been assumed that their book values are representative of their fair values.

•	Trust Fund investments (U.S. Treasury Papers) are stated at their estimated market value.

•	Due to the fact that accounts receivable are presented net from their provision for doubtful accounts and have a maturity of less than one-year, Management considers that their reasonable value does not differ significantly from their book value.

•	Investments available for sale are shown at their fair value. Non-consolidated investments in associates are not marketable securities; therefore, Management has considered that their book value is similar to their reasonable value.

•	In the case of liabilities that bear interest with a maturity of more than one year, the fair value was calculated using discounted cash flows at outstanding rates applicable to liabilities with similar characteristics. At December 31, 2004, the reasonable value and the book value of these liabilities amounts to S/.957,000,000 and S/.917,000,000, respectively (S/.1,355,000,000 and S/.1,282,000,000 at December 31, 2003, respectively).

•	For financial liabilities that bear interest at variable and preferential rates, it has been assumed that their book value is the same as their market value.

•	The reasonable value of derivatives is based on market valuations.

Based on the criteria described above, Management considers that there are no significant differences between the book value and the fair value of the financial instruments presented in the consolidated financial statements.

32.	CONTINGENCIES

In the normal course of its operations, the Company and its Subsidiaries are subject to several tax, labor, administrative and regulatory claims, which are recorded according to accounting principles generally accepted in Peru, see note 4. The most significant contingencies at December 31, 2004 and 2003 are described below:

(a)	To date, the assessments received from the tax authority are the following:

(i)	As a result of the audit of year 1998, on February 11, 2002 the Company was notified by SUNAT through several resolutions for the payment of income tax and value added tax, including fines and interest, for approximately S/.223,051,978 (at historical values of the date of the assessment.

The Company filed a claim against those resolutions on the basis that they are not in accordance with legal rulings in force in Peru. To date, we are awaiting for SUNAT to issue a Resolution.

Management and its legal advisors consider that the results of this proceeding will not have a significant impact on the Company’s financial statements.

(ii)	On December 24, 2003, SUNAT notified the Company through various resolutions for the additional payment to cover pre-payments of income tax, income tax withholdings applicable to non-domiciled taxpayers, and value added tax, corresponding to 1999. Said assessment, including fines and interest, amounts to approximately S/.213,751,359 (historical values at the date of the assessment ).

The Company has appealed all said resolutions since, in its opinion, they do not agree with legal norms currently in force in Peru.

Management and its legal advisors consider the results of these proceedings will not have a significant impact on the Company’s financial statements.

(iii)	As a result of the audit made of year 1999, on December 23, 2004 the Company received an assessment for an alleged failure to pay the Annual Income Tax for said year.

On January 20, 2005, the Company filed a claim appeal against said resolutions, since, in its opinion, in spite of being large amounts, the assessment is not in keeping with the tax rules in force in Peru.

Management and its legal advisors consider that the results of the proceedings will not have a significant impact on the Company’s financial statements.

(iv)	Likewise, on December 23, 2004 the company received several Determination Resolutions issued by SUNAT for payments on account of Income Tax, Income Tax Withholding applicable to the non-domiciled parties and Value Added Tax corresponding to year 2000.

In spite that the assessment is for a large amount, the Company filed a claim appeal on January 20, 2005 on the grounds of inadmissibility.

Management and its legal advisors consider that the results of the proceedings will not have a significant impact on the Company’s financial statements

(b)	At December 31, 2004 and 2003, Telefonica del Peru S.A.A. and its Subsidiaries have several labor and civil lawsuits and administrative processes. Both, internal and independent legal advisors are conducting such lawsuits. At December 31, 2004 and 2003, Management and its legal advisors have deemed necessary, based on the available evidence at such dates, to record provisions to cover the risks of said contingencies, as set forth in note 4(m), against the consolidated results of years 2004 and 2002, respectively.

In this sense, Management and its legal advisors, both internal and external, have been monitoring the different risks that affect Telefonica del Peru S.A.A. and Subsidiaries and consider that the provisions for contingencies recorded to date are sufficient to cover the identified business risks at December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: May 3, 2005	By:	/s/ Mariana Brigneti
	Name:	Mariana Brigneti
	Title:	Manager of Judicial Matters & Matters of Process